Registration No. 333-206317
                                                    1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 5760

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                            Suite 400
                     Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX| Check box if it is proposed that this filing will become effective on October 9, 2015 at 2:00 p.m. pursuant to Rule 487.


                 Dow(R) Target 5 4Q '15 - Term 1/9/17
                Dow(R) Target Dvd. 4Q '15 - Term 1/9/17
                 Global Target 15 4Q '15 - Term 1/9/17
                   S&P Target 24 4Q '15 - Term 1/9/17
                S&P Target SMid 60 4Q '15 - Term 1/9/17
                Target Divsd. Dvd. 4Q '15 - Term 1/9/17
             Target Dvd. Multi-Strat. 4Q '15 - Term 1/9/17
                 Target Dbl. Play 4Q '15 - Term 1/9/17
                  Target Focus 4 4Q '15 - Term 1/9/17
            Target Global Dvd. Leaders 4Q '15 - Term 1/9/17
                   Target Growth 4Q '15 - Term 1/9/17
                   Target Triad 4Q '15 - Term 1/9/17
                    Target VIP 4Q '15 - Term 1/9/17
             Value Line(R) Target 25 4Q '15 - Term 1/9/17

                                FT 5760

FT 5760 is a series of a unit investment trust, the FT Series. FT 5760 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST(R)

                              800-621-1675

             The date of this prospectus is October 9, 2015

                           Table of Contents

Summary of Essential Information                                       3
Fee Table                                                              9
Report of Independent Registered Public Accounting Firm               13
Statements of Net Assets                                              14
Schedules of Investments                                              20
The FT Series                                                         48
Portfolios                                                            49
Risk Factors                                                          57
Hypothetical Performance Information                                  63
Public Offering                                                       69
Distribution of Units                                                 72
The Sponsor's Profits                                                 73
The Secondary Market                                                  73
How We Purchase Units                                                 73
Expenses and Charges                                                  74
Tax Status                                                            74
Retirement Plans                                                      81
Rights of Unit Holders                                                81
Income and Capital Distributions                                      81
Redeeming Your Units                                                  82
Investing in a New Trust                                              84
Removing Securities from a Trust                                      84
Amending or Terminating the Indenture                                 85
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                            85
Other Information                                                     87

              Summary of Essential Information (Unaudited)

                                FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                          The Dow(R)            The Dow(R)            Global
                                                                           Target 5          Target Dividend         Target 15
                                                                        Portfolio, 4th       Portfolio, 4th        Portfolio, 4th
                                                                      Quarter 2015 Series  Quarter 2015 Series  Quarter 2015 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                    13,605               16,221               14,143
Fractional Undivided Interest in the Trust per Unit (1)                      1/13,605             1/16,221             1/14,143
Public Offering Price:
Public Offering Price per Unit (2)                                         $   10.000           $   10.000           $   10.000
   Less Initial Sales Charge per Unit (3)                                       (.100)               (.100)               (.100)
                                                                           __________           __________           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                  9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                      (.145)               (.145)               (.145)
                                                                           __________           __________           __________
Redemption Price per Unit (5)                                                   9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                           (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                        (.043)               (.033)               (.039)
                                                                           __________           __________           __________
Net Asset Value per Unit                                                   $    9.662           $    9.672           $    9.666
                                                                           ==========           ==========           ==========

Tax Status (6)                                                           Grantor Trust        Grantor Trust        Grantor Trust
Distribution Frequency (7)                                                  Monthly              Monthly              Monthly
Initial Distribution Date (7)                                          November 25, 2015    November 25, 2015    November 25, 2015
Estimated Net Annual Distribution per Unit (8)                             $    .3554           $    .3516           $    .4354
Cash CUSIP Number                                                          30287D 102           30287D 144           30287D 193
Reinvestment CUSIP Number                                                  30287D 110           30287D 151           30287D 201
Fee Account Cash CUSIP Number                                              30287D 128           30287D 169           30287D 219
Fee Account Reinvestment CUSIP Number                                      30287D 136           30287D 177           30287D 227
FTPS CUSIP Number                                                          30287D 797           30287D 185           30287D 235
Pricing Line Product Code                                                      100605               100609               100706
Ticker Symbol                                                                  FPENHX               FJCREX               FBUGQX

First Settlement Date                                        October 15, 2015
Mandatory Termination Date (9)                               January 9, 2017
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 5760


                   At the Opening of Business on the
                Initial Date of Deposit-October 9, 2015


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                              S&P                  S&P                Target
                                                                           Target 24         Target SMid 60     Diversified Dividend
                                                                        Portfolio, 4th       Portfolio, 4th       Portfolio, 4th
                                                                      Quarter 2015 Series  Quarter 2015 Series  Quarter 2015 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                    16,193               17,340               16,024
Fractional Undivided Interest in the Trust per Unit (1)                      1/16,193             1/17,340             1/16,024
Public Offering Price:
Public Offering Price per Unit (2)                                         $   10.000           $   10.000           $   10.000
   Less Initial Sales Charge per Unit (3)                                       (.100)               (.100)               (.100)
                                                                           __________           __________           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                  9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                      (.145)               (.145)               (.145)
                                                                           __________           __________           __________
Redemption Price per Unit (5)                                                   9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                           (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                        (.046)               (.029)               (.016)
                                                                           __________           __________           __________
Net Asset Value per Unit                                                   $    9.659           $    9.676           $    9.689
                                                                           ==========           ==========           ==========

Tax Status (6)                                                           Grantor Trust             RIC                  RIC
Distribution Frequency (7)                                                  Monthly           Semi-Annually           Monthly
Initial Distribution Date (7)                                          November 25, 2015    December 25, 2015    November 25, 2015
Estimated Net Annual Distribution per Unit (8)                             $    .1213           $    .1480           $    .3961
Cash CUSIP Number                                                          30287D 243           30287D 540           30287D 292
Reinvestment CUSIP Number                                                  30287D 250           30287D 557           30287D 300
Fee Account Cash CUSIP Number                                              30287D 268           30287D 565           30287D 318
Fee Account Reinvestment CUSIP Number                                      30287D 276           30287D 573           30287D 326
FTPS CUSIP Number                                                          30287D 284           30287D 581           30287D 334
Pricing Line Product Code                                                      100792               100711               100614
Ticker Symbol                                                                  FSARFX               FREPIX               FMUGTX

First Settlement Date                                        October 15, 2015
Mandatory Termination Date (9)                               January 9, 2017
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 5760


                   At the Opening of Business on the
                Initial Date of Deposit-October 9, 2015


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                        Target Dividend       Target Double           Target
                                                                        Multi-Strategy            Play              Focus Four
                                                                        Portfolio, 4th       Portfolio, 4th       Portfolio, 4th
                                                                      Quarter 2015 Series  Quarter 2015 Series  Quarter 2015 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                    29,210               28,567               46,431
Fractional Undivided Interest in the Trust per Unit (1)                      1/29,210             1/28,567             1/46,431
Public Offering Price:
Public Offering Price per Unit (2)                                         $   10.000           $   10.000           $   10.000
   Less Initial Sales Charge per Unit (3)                                       (.100)               (.100)               (.100)
                                                                           __________           __________           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                  9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                      (.145)               (.145)               (.145)
                                                                           __________           __________           __________
Redemption Price per Unit (5)                                                   9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                           (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                        (.040)               (.048)               (.028)
                                                                           __________           __________           __________
Net Asset Value per Unit                                                   $    9.665           $    9.657           $    9.677
                                                                           ==========           ==========           ==========

Tax Status (6)                                                                RIC                  RIC                  RIC
Distribution Frequency (7)                                                  Monthly              Monthly           Semi-Annually
Initial Distribution Date (7)                                          November 25, 2015    November 25, 2015    December 25, 2015
Estimated Net Annual Distribution per Unit (8)                             $    .3700           $    .2287           $    .2108
Cash CUSIP Number                                                          30287D 342           30287D 391           30287D 599
Reinvestment CUSIP Number                                                  30287D 359           30287D 409           30287D 607
Fee Account Cash CUSIP Number                                              30287D 367           30287D 417           30287D 615
Fee Account Reinvestment CUSIP Number                                      30287D 375           30287D 425           30287D 623
FTPS CUSIP Number                                                          30287D 383           30287D 433           30287D 631
Pricing Line Product Code                                                      100864               100619               100716
Ticker Symbol                                                                  FVERJX               FKPGNX               FQSLVX

First Settlement Date                                         October 15, 2015
Mandatory Termination Date (9)                                January 9, 2017
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 5760


                   At the Opening of Business on the
                Initial Date of Deposit-October 9, 2015


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                         Target Global           Target
                                                                       Dividend Leaders          Growth            Target Triad
                                                                        Portfolio, 4th       Portfolio, 4th       Portfolio, 4th
                                                                      Quarter 2015 Series  Quarter 2015 Series  Quarter 2015 Series
                                                                      ___________________  ___________________  ___________________
Initial Number of Units (1)                                                    15,861               13,810               25,002
Fractional Undivided Interest in the Trust per Unit (1)                      1/15,861             1/13,810             1/25,002
Public Offering Price:
Public Offering Price per Unit (2)                                         $   10.000           $   10.000           $   10.000
   Less Initial Sales Charge per Unit (3)                                       (.100)               (.100)               (.100)
                                                                           __________           __________           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                  9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                      (.145)               (.145)               (.145)
                                                                           __________           __________           __________
Redemption Price per Unit (5)                                                   9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                           (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                        (.010)               (.039)               (.021)
                                                                           __________           __________           __________
Net Asset Value per Unit                                                   $    9.695           $    9.666           $    9.684
                                                                           ==========           ==========           ==========

Tax Status (6)                                                                RIC                  RIC                  RIC
Distribution Frequency (7)                                                  Monthly           Semi-Annually        Semi-Annually
Initial Distribution Date (7)                                          November 25, 2015    December 25, 2015    December 25, 2015
Estimated Net Annual Distribution per Unit (8)                             $    .5393           $    .0649           $    .1870
Cash CUSIP Number                                                          30287D 441           30287D 649           30287D 698
Reinvestment CUSIP Number                                                  30287D 458           30287D 656           30287D 706
Fee Account Cash CUSIP Number                                              30287D 466           30287D 664           30287D 714
Fee Account Reinvestment CUSIP Number                                      30287D 474           30287D 672           30287D 722
FTPS CUSIP Number                                                          30287D 482           30287D 680           30287D 730
Pricing Line Product Code                                                      100869               100802               100807
Ticker Symbol                                                                  FSMHUX               FWASRX               FEWKTX

First Settlement Date                                         October 15, 2015
Mandatory Termination Date (9)                                January 9, 2017
____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 5760


                   At the Opening of Business on the
                Initial Date of Deposit-October 9, 2015



                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                                                                   Value Line(R)
                                                                                               Target VIP            Target 25
                                                                                             Portfolio, 4th       Portfolio, 4th
                                                                                           Quarter 2015 Series  Quarter 2015 Series
                                                                                           ___________________  ___________________
Initial Number of Units (1)                                                                         94,850               15,809
Fractional Undivided Interest in the Trust per Unit (1)                                           1/94,850             1/15,809
Public Offering Price:
Public Offering Price per Unit (2)                                                              $   10.000           $   10.000
   Less Initial Sales Charge per Unit (3)                                                            (.100)               (.100)
                                                                                                __________           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                       9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                                           (.145)               (.145)
                                                                                                __________           __________
Redemption Price per Unit (5)                                                                        9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                                                (.050)               (.050)
    Less Organization Costs per Unit (5)                                                             (.027)               (.033)
                                                                                                __________           __________
Net Asset Value per Unit                                                                        $    9.678           $    9.672
                                                                                                ==========           ==========

Tax Status (6)                                                                                     RIC             Grantor Trust
Distribution Frequency (7)                                                                    Semi-Annually           Monthly
Initial Distribution Date (7)                                                               December 25, 2015    November 25, 2015
Estimated Net Annual Distribution per Unit (8)                                                  $    .1644           $    .1085
Cash CUSIP Number                                                                               30287D 748           30287D 490
Reinvestment CUSIP Number                                                                       30287D 755           30287D 508
Fee Account Cash CUSIP Number                                                                   30287D 763           30287D 516
Fee Account Reinvestment CUSIP Number                                                           30287D 771           30287D 524
FTPS CUSIP Number                                                                               30287D 789           30287D 532
Pricing Line Product Code                                                                           100874               100797
Ticker Symbol                                                                                       FGOHAX               FPNOFX

First Settlement Date                                         October 15, 2015
Mandatory Termination Date (9)                                January 9, 2017
____________

See "Notes to Summary of Essential Information" on page 8.

Page 7


               NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on October 12, 2015, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year. For all Trusts, upon termination of a Trust, amounts in the Income and Capital Accounts will be distributed to remaining Unit holders.

(8) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges."

(9) See "Amending or Terminating the Indenture."

                         Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               The Dow(R)                       The Dow(R)
                                                           Target 5 Portfolio            Target Dividend Portfolio
                                                         4th Quarter 2015 Series          4th Quarter 2015 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)      $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)      $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        -----                -----         -----
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%         $.295
                                                        =====        =====                =====         =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .430%(d)     $.0430               .330%(d)      $.0330
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                          .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .114%(f)     $.0114               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .174%        $.0174               .174%         $.0174
                                                        =====        ======               =====         ======

                                                                 Global                        S&P Target 24
                                                           Target 15 Portfolio                   Portfolio
                                                         4th Quarter 2015 Series          4th Quarter 2015 Series
                                                         -----------------------          -----------------------
                                                                     Amount                             Amount
                                                                     per Unit                           per Unit
                                                                     --------                           --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)      $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)      $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)      $.050
                                                        -----        -----                -----         -----
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%         $.295
                                                        =====        =====                =====         =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .390%(d)     $.0390               .460%(d)      $.0460
                                                        =====        ======               =====         ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                          .060%        $.0060               .060%         $.0060
   Trustee's fee and other operating expenses           .323%(f)     $.0323               .114%(f)      $.0114
                                                        -----        ------               -----         ------
   Total                                                .383%        $.0383               .174%         $.0174
                                                        =====        ======               =====         ======

                                                     S&P Target SMid 60          Target Diversified           Target Dividend
                                                          Portfolio              Dividend Portfolio       Multi-Strategy Portfolio
                                                   4th Quarter 2015 Series     4th Quarter 2015 Series    4th Quarter 2015 Series
                                                   -----------------------     -----------------------    ------------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .160%(d)     $.0160         .400%(d)     $.0400
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .620%(f)     $.0620
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .680%        $.0680
                                                   =====        ======         =====        ======         =====        ======

                                                     Target Double Play           Target Focus Four        Target Global Dividend
                                                          Portfolio                   Portfolio               Leaders Portfolio
                                                   4th Quarter 2015 Series     4th Quarter 2015 Series     4th Quarter 2015 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .480%(d)     $.0480         .280%(d)     $.0280         .100%(d)     $.0100
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .127%(f)     $.0127
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .187%        $.0187
                                                   =====        ======         =====        ======         =====        ======

                                                        Target Growth               Target Triad                 Target VIP
                                                          Portfolio                   Portfolio                   Portfolio
                                                   4th Quarter 2015 Series     4th Quarter 2015 Series     4th Quarter 2015 Series
                                                   -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        -----          -----        -----          -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        =====          =====        =====          =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .390%(d)     $.0390         .210%(d)     $.0210         .270%(d)     $.0270
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .127%(f)     $.0127         .127%(f)     $.0127         .182%(f)     $.0182
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .187%        $.0187         .187%        $.0187         .242%        $.0242
                                                   =====        ======         =====        ======         =====        ======

                                                        Value Line(R)
                                                     Target 25 Portfolio
                                                   4th Quarter 2015 Series
                                                   -----------------------
                                                                Amount
                                                                per Unit
                                                                --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050
                                                   -----        -----
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295
                                                   =====        =====

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .330%(d)     $.0330
                                                   =====        ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
      administrative, evaluation and
      FTPS Unit servicing fees                     .060%        $.0060
   Trustee's fee and other operating expenses      .114%(f)     $.0114
                                                   -----        ------
   Total                                           .174%        $.0174
                                                   =====        ======

                                Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(R) Target 5 Portfolio, 4th Quarter 2015 Series                      $ 355      $  880     $ 1,171    $ 2,404
The Dow(R) Target Dividend Portfolio, 4th Quarter 2015 Series                 345         850       1,131      2,324
Global Target 15 Portfolio, 4th Quarter 2015 Series                           372         930       1,260      2,585
S&P Target 24 Portfolio, 4th Quarter 2015 Series                              358         889       1,183      2,428
S&P Target SMid 60 Portfolio, 4th Quarter 2015 Series                         343         842       1,122      2,305
Target Diversified Dividend Portfolio, 4th Quarter 2015 Series                330         803       1,070      2,199
Target Dividend Multi-Strategy Portfolio, 4th Quarter 2015 Series             403       1,021       1,412      2,888
Target Double Play Portfolio, 4th Quarter 2015 Series                         362         899       1,197      2,458
Target Focus Four Portfolio, 4th Quarter 2015 Series                          342         839       1,118      2,297
Target Global Dividend Leaders Portfolio, 4th Quarter 2015 Series             324         785       1,046      2,150
Target Growth Portfolio, 4th Quarter 2015 Series                              353         872       1,162      2,386
Target Triad Portfolio, 4th Quarter 2015 Series                               335         818       1,090      2,240
Target VIP Portfolio, 4th Quarter 2015 Series                                 346         853       1,142      2,346
Value Line(R) Target 25 Portfolio, 4th Quarter 2015 Series                    345         850       1,131      2,324

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.
_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 20, 2016.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs, which for certain Trusts include a one-time license fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See
"Expenses and Charges."

                         Report of Independent
                   Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 5760

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 5760, comprising Dow Target 5 4Q '15 - Term 1/9/17 (The Dow(R) Target 5 Portfolio, 4th Quarter 2015 Series ); Dow(R) Target Dvd. 4Q '15 - Term 1/9/17 (The Dow(R) Target Dividend Portfolio, 4th Quarter 2015 Series ); Global Target 15 4Q '15 - Term 1/9/17 (Global Target 15 Portfolio, 4th Quarter 2015 Series); S&P Target 24 4Q '15 - Term 1/9/17 (S&P Target 24 Portfolio, 4th Quarter 2015 Series); S&P Target SMid 60 4Q '15 - Term 1/9/17 (S&P Target SMid 60 Portfolio, 4th Quarter 2015 Series); Target Divsd. Dvd. 4Q '15 - Term 1/9/17 (Target Diversified Dividend Portfolio, 4th Quarter 2015 Series); Target Dvd. Multi-Strat. 4Q '15 - Term 1/9/17 (Target Dividend Multi-Strategy Portfolio, 4th Quarter 2015 Series); Target Dbl. Play 4Q '15 - Term 1/9/17 (Target Double Play Portfolio, 4th Quarter 2015 Series); Target Focus 4 4Q '15 - Term 1/9/17 (Target Focus Four Portfolio, 4th Quarter 2015 Series); Target Global Dvd. Leaders 4Q '15 - Term 1/9/17 (Target Global Dividend Leaders Portfolio, 4th Quarter 2015 Series); Target Growth 4Q '15 - Term 1/9/17 (Target Growth Portfolio, 4th Quarter 2015 Series); Target Triad 4Q '15 - Term 1/9/17 (Target Triad Portfolio, 4th Quarter 2015 Series); Target VIP 4Q '15 - Term 1/9/17 (Target VIP Portfolio, 4th Quarter 2015 Series); and Value Line(R) Target 25 4Q '15 - Term 1/9/17 (Value Line(R) Target 25 Portfolio, 4th Quarter 2015 Series ) (collectively, the "Trusts"), as of the opening of business on October 9, 2015 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on October 9, 2015, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 5760, comprising the above-mentioned Trusts, as of the opening of business on October 9, 2015 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 9, 2015

                        Statements of Net Assets

                                 FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                     The Dow(R)         The Dow(R) Target    Global Target 15
                                                                  Target 5 Portfolio    Dividend Portfolio        Portfolio
                                                                     4th Quarter            4th Quarter          4th Quarter
                                                                     2015 Series            2015 Series          2015 Series
                                                                  __________________    __________________    ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                  $   134,687           $   160,589           $   140,016
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (585)                 (535)                 (552)
Less liability for deferred sales charge (4)                           (1,973)               (2,352)               (2,051)
Less liability for creation and development fee (5)                      (680)                 (811)                 (707)
                                                                  ___________           ___________           ___________
Net assets                                                        $   131,449           $   156,891           $   136,706
                                                                  ===========           ===========           ===========
Units outstanding                                                      13,605                16,221                14,143
Net asset value per Unit (6)                                      $     9.662           $     9.672           $     9.666

ANALYSIS OF NET ASSETS
Cost to investors (7)                                             $   136,047           $   162,211           $   141,430
Less maximum sales charge (7)                                          (4,013)               (4,785)               (4,172)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (585)                 (535)                 (552)
                                                                  ___________           ___________           ___________
Net assets                                                        $   131,449           $   156,891           $   136,706
                                                                  ===========           ===========           ===========
____________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                      S&P                    S&P
                                                                   Target 24            Target SMid 60        Target Diversified
                                                                   Portfolio              Portfolio           Dividend Portfolio
                                                                  4th Quarter            4th Quarter             4th Quarter
                                                                  2015 Series            2015 Series             2015 Series
                                                                  ___________           ______________        __________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                  $   160,312           $   171,662           $   158,641
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (745)                 (503)                 (256)
Less liability for deferred sales charge (4)                           (2,348)               (2,514)               (2,323)
Less liability for creation and development fee (5)                      (810)                 (867)                 (801)
                                                                  ___________           ___________           ___________
Net assets                                                        $   156,409           $   167,778           $   155,261
                                                                  ===========           ===========           ===========
Units outstanding                                                      16,193                17,340                16,024
Net asset value per Unit (6)                                      $     9.659           $     9.676           $     9.689

ANALYSIS OF NET ASSETS
Cost to investors (7)                                             $   161,931           $   173,396           $   160,244
Less maximum sales charge (7)                                          (4,777)               (5,115)               (4,727)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (745)                 (503)                 (256)
                                                                  ___________           ___________           ___________
Net assets                                                        $   156,409           $   167,778           $   155,261
                                                                  ===========           ===========           ===========
____________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                  Target Dividend          Target
                                                                   Multi-Strategy       Double Play           Target Focus Four
                                                                     Portfolio           Portfolio                Portfolio
                                                                    4th Quarter         4th Quarter              4th Quarter
                                                                    2015 Series         2015 Series              2015 Series
                                                                  _______________       ___________           _________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                  $   289,176           $   282,813              $   459,668
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (1,168)               (1,371)                  (1,300)
Less liability for deferred sales charge (4)                           (4,235)               (4,142)                  (6,732)
Less liability for creation and development fee (5)                    (1,460)               (1,428)                  (2,322)
                                                                  ___________           ___________              ___________
Net assets                                                        $   282,313           $   275,872              $   449,314
                                                                  ===========           ===========              ===========
Units outstanding                                                      29,210                28,567                   46,431
Net asset value per Unit (6)                                      $     9.665           $     9.657              $     9.677
ANALYSIS OF NET ASSETS
Cost to investors (7)                                             $   292,098           $   285,670              $   464,311
Less maximum sales charge (7)                                          (8,617)               (8,427)                 (13,697)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (1,168)               (1,371)                  (1,300)
                                                                  ___________           ___________              ___________
Net assets                                                        $   282,313           $   275,872              $   449,314
                                                                  ===========           ===========              ===========
____________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                   Target Global
                                                                  Dividend Leaders           Target           Target Triad
                                                                     Portfolio          Growth Portfolio       Portfolio
                                                                    4th Quarter           4th Quarter         4th Quarter
                                                                    2015 Series           2015 Series         2015 Series
                                                                  ________________      ________________      ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                  $   157,022           $   136,724           $   247,521
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (159)                 (539)                 (525)
Less liability for deferred sales charge (4)                           (2,300)               (2,002)               (3,625)
Less liability for creation and development fee (5)                      (793)                 (690)               (1,250)
                                                                  ___________           ___________           ___________
Net assets                                                        $   153,770           $   133,493           $   242,121
                                                                  ===========           ===========           ===========
Units outstanding                                                      15,861                13,810                25,002
Net asset value per Unit (6)                                      $     9.695           $     9.666           $     9.684

ANALYSIS OF NET ASSETS
Cost to investors (7)                                             $   158,608           $   138,106           $   250,022
Less maximum sales charge (7)                                          (4,679)               (4,074)               (7,376)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (159)                 (539)                 (525)
                                                                  ___________           ___________           ___________
Net assets                                                        $   153,770           $   133,493           $   242,121
                                                                  ===========           ===========           ===========
____________

See "Notes to Statements of Net Assets" on page 19.

                        Statements of Net Assets

                                 FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                                                              Value Line(R)
                                                                                         Target VIP             Target 25
                                                                                         Portfolio              Portfolio
                                                                                        4th Quarter            4th Quarter
                                                                                        2015 Series            2015 Series
                                                                                        ___________           _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                        $   939,011           $   156,505
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                                (2,561)                 (522)
Less liability for deferred sales charge (4)                                                (13,753)               (2,292)
Less liability for creation and development fee (5)                                          (4,742)                 (790)
                                                                                        ___________           ___________
Net assets                                                                              $   917,955           $   152,901
                                                                                        ===========           ===========
Units outstanding                                                                            94,850                15,809
Net asset value per Unit (6)                                                            $     9.678           $     9.672

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                   $   948,497           $   158,087
Less maximum sales charge (7)                                                               (27,981)               (4,664)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                                (2,561)                 (522)
                                                                                        ___________           ___________
Net assets                                                                              $   917,955           $   152,901
                                                                                        ===========           ===========
____________

See "Notes to Statements of Net Assets" on page 19.

Page 18


                    NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies ("RICs") or grantor trusts ("grantors"). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of January 9, 2017.

(2) An irrevocable letter of credit for approximately $4,650,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 4th Quarter 2015 Series ; The Dow(R) Target Dividend Portfolio, 4th Quarter 2015 Series ; Global
Target 15 Portfolio, 4th Quarter 2015 Series; S&P Target 24 Portfolio, 4th Quarter 2015 Series; S&P Target SMid 60 Portfolio, 4th Quarter 2015 Series; Target Diversified Dividend Portfolio, 4th Quarter 2015 Series; Target Global Dividend Leaders Portfolio, 4th Quarter 2015 Series; Target Growth Portfolio, 4th Quarter 2015 Series; and Value Line(R) Target 25 Portfolio, 4th Quarter 2015 Series ; approximately $350,000 has been allocated to Target Double Play Portfolio, 4th Quarter 2015 Series; approximately $500,000 has been allocated to each of Target Dividend Multi-Strategy Portfolio, 4th Quarter 2015 Series; Target Focus Four Portfolio, 4th Quarter 2015 Series; and Target Triad Portfolio, 4th Quarter 2015 Series; and approximately $1,000,000 has been allocated to Target VIP Portfolio, 4th Quarter 2015 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0100 to $.0480 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on January 20, 2016 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 18, 2016. If Unit holders redeem Units before March 18, 2016 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

                          The Dow(R) Target 5
                    Portfolio, 4th Quarter 2015 Series
                                  FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015



                                                                 Percentage
                                                                of Aggregate    Number     Market         Cost of         Current
Ticker Symbol and                                                 Offering        of      Value per    Securities to     Dividend
Name of Issuer of Securities (1)                                    Price       Shares      Share      the Trust (2)     Yield (3)
________________________________                                ____________    ______    _________    _____________     _________
COMMON STOCKS (100%):
Health Care (40%):
MRK      Merck & Co., Inc.                                       20%            528       $51.02       $ 26,939          3.53%
PFE      Pfizer Inc.                                             20%            814        33.09         26,935          3.38%
Industrials (40%):
CAT      Caterpillar Inc.                                        20%            375        71.84         26,940          4.29%
GE       General Electric Company                                20%            961        28.03         26,937          3.28%
Telecommunication Services (20%):
VZ       Verizon Communications Inc.                             20%            609        44.23         26,936          5.11%
                                                                ____                                   ________
              Total Investments                                 100%                                   $134,687
                                                                ====                                   ========
____________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

                           The Dow(R) Target
               Dividend Portfolio, 4th Quarter 2015 Series
                                  FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                 Percentage
                                                                of Aggregate    Number     Market         Cost of         Current
Ticker Symbol and                                                 Offering        of      Value per    Securities to     Dividend
Name of Issuer of Securities (1)(4)                                 Price       Shares      Share      the Trust (2)     Yield (3)
___________________________________                             ____________    ______    _________    ______________    _________
COMMON STOCKS (100%):
Energy (5%):
HFC       HollyFrontier Corporation                               5%            157       $51.24       $  8,045            2.58%
Financials (35%):
BBT       BB&T Corporation                                        5%            218        36.91          8,046            2.93%
CINF      Cincinnati Financial Corporation                        5%            143        56.22          8,039            3.27%
FNB       F.N.B. Corporation                                      5%            604        13.30          8,033            3.61%
FMER      FirstMerit Corporation                                  5%            443        18.12          8,027            3.75%
NYCB      New York Community Bancorp, Inc.                        5%            430        18.68          8,032            5.35%
PBCT      People's United Financial, Inc.                         5%            501        16.03          8,031            4.18%
TRMK      Trustmark Corporation                                   5%            337        23.82          8,027            3.86%
Industrials (5%):
ETN       Eaton Corporation Plc +                                 5%            145        55.30          8,019            3.98%
Materials (10%):
CMC       Commercial Metals Company                               5%            505        15.91          8,035            3.02%
UFS       Domtar Corporation +                                    5%            204        39.34          8,025            4.07%
Telecommunication Services (5%):
CTL       CenturyLink, Inc.                                       5%            303        26.51          8,033            8.15%
Utilities (40%):
ES        Eversource Energy                                       5%            157        51.07          8,018            3.27%
EXC       Exelon Corporation                                      5%            260        30.88          8,029            4.02%
FE        FirstEnergy Corp.                                       5%            256        31.34          8,023            4.59%
IDA       IDACORP, Inc.                                           5%            122        65.82          8,030            3.10%
NWE       NorthWestern Corporation                                5%            146        55.09          8,043            3.49%
PCG       PG&E Corporation                                        5%            151        53.09          8,017            3.43%
PEG       Public Service Enterprise Group Incorporated            5%            187        42.90          8,022            3.64%
SCG       SCANA Corporation                                       5%            142        56.44          8,015            3.86%
                                                                ____                                   ________
               Total Investments                                100%                                   $160,589
                                                                ====                                   ========
________________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

            Global Target 15 Portfolio, 4th Quarter 2015 Series
                                  FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                 Percentage
                                                                of Aggregate    Number     Market         Cost of         Current
Ticker Symbol and                                                 Offering        of      Value per    Securities to     Dividend
Name of Issuer of Securities (1)(5)                                 Price       Shares      Share      the Trust (2)     Yield (3)
___________________________________                             ____________    ______    _________    _____________     _________
COMMON STOCKS (100.00%):
China (26.68%):
3988 HK      Bank of China Ltd. #                                 6.67%         19,886    $ 0.47       $  9,335            7.95%
3328 HK      Bank of Communications Co., Ltd. (Class H) #         6.67%         12,511      0.75          9,334            7.11%
939 HK       China Construction Bank Corporation #                6.67%         12,862      0.73          9,334            8.16%
1398 HK      Industrial and Commercial Bank of China Ltd. #       6.67%         14,681      0.64          9,334            7.90%
Hong Kong (6.66%):
494 HK       Li & Fung Limited (7) #                              6.66%         11,803      0.79          9,334            5.55%
United Kingdom (33.33%):
BP/ LN       BP Plc #                                             6.66%          1,546      6.04          9,334            7.40%
ITV LN       ITV Plc #                                            6.66%          2,425      3.85          9,333            5.07%
LAD LN       Ladbrokes Plc #                                      6.67%          5,622      1.66          9,334            5.75%
EMG LN       Man Group Plc #                                      6.67%          3,848      2.43          9,334            5.22%
VOD LN       Vodafone Group Plc #                                 6.67%          2,894      3.23          9,336            5.93%
United States (33.33%):
CAT          Caterpillar Inc.                                     6.67%            130     71.84          9,339            4.29%
GE           General Electric Company                             6.67%            333     28.03          9,334            3.28%
MRK          Merck & Co., Inc.                                    6.67%            183     51.02          9,337            3.53%
PFE          Pfizer Inc.                                          6.66%            282     33.09          9,331            3.38%
VZ           Verizon Communications Inc.                          6.66%            211     44.23          9,333            5.11%
                                                                _______                                ________
                     Total Investments                          100.00%                                $140,016
                                                                =======                                ========
____________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

             S&P Target 24 Portfolio, 4th Quarter 2015 Series
                                  FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015



                                                                 Percentage
                                                                of Aggregate    Number     Market         Cost of
Ticker Symbol and                                                 Offering        of      Value per    Securities to
Name of Issuer of Securities (1)(4)                                 Price       Shares      Share      the Trust (2)
___________________________________                             ____________    ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.83%):
AZO       AutoZone, Inc. *                                        3.21%           7       $ 735.31     $  5,147
ORLY      O'Reilly Automotive, Inc. *                             3.64%          23         253.56        5,832
TJX       The TJX Companies, Inc.                                 6.98%         155          72.23       11,196
Consumer Staples (11.69%):
MO        Altria Group, Inc.                                      8.90%         253          56.37       14,262
CLX       The Clorox Company                                      1.27%          17         120.18        2,043
EL        The Estee Lauder Companies Inc.                         1.52%          29          83.91        2,433
Energy (7.78%):
MPC       Marathon Petroleum Corporation                          2.93%          92          51.08        4,699
TSO       Tesoro Corporation                                      1.37%          21         104.41        2,193
VLO       Valero Energy Corporation                               3.48%          85          65.71        5,585
Financials (17.00%):
MCO       Moody's Corporation                                     5.77%          94          98.38        9,248
TMK       Torchmark Corporation                                   2.10%          58          57.90        3,358
TRV       The Travelers Companies, Inc.                           9.13%         142         103.09       14,639
Health Care (15.23%):
EW        Edwards Lifesciences Corporation *                      1.73%          19         146.27        2,779
UNH       UnitedHealth Group Incorporated                        12.38%         171         116.08       19,850
WAT       Waters Corporation *                                    1.12%          15         119.76        1,796
Industrials (10.86%):
CTAS      Cintas Corporation                                      2.06%          37          89.27        3,303
EXPD      Expeditors International of Washington, Inc.            1.97%          64          49.44        3,164
NOC       Northrop Grumman Corporation                            6.83%          63         173.75       10,946
Information Technology (20.44%):
FFIV      F5 Networks, Inc. *                                     4.53%          61         118.93        7,255
FISV      Fiserv, Inc. *                                         11.34%         199          91.34       18,177
VRSN      VeriSign, Inc. *                                        4.57%          98          74.71        7,322
Materials (3.17%):
CF        CF Industries Holdings, Inc.                            0.50%          15          52.86          793
LYB       LyondellBasell Industries N.V. +                        1.76%          29          97.50        2,827
SHW       The Sherwin-Williams Company                            0.91%           6         244.21        1,465
                                                                _______                                ________
               Total Investments                                100.00%                                $160,312
                                                                =======                                ========
________________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

             S&P Target SMid 60 Portfolio, 4th Quarter 2015 Series
                                    FT 5760


                       At the Opening of Business on the
                    Initial Date of Deposit-October 9, 2015


                                                                        Percentage
                                                                       of Aggregate     Number      Market        Cost of
Ticker Symbol and                                                        Offering         of      Value per    Securities to
Name of Issuer of Securities (1)(4)                                       Price         Shares      Share      the Trust (2)
___________________________________                                    ____________     ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.01%):
FTD       FTD Group, Inc. *                                              1.11%           64       $ 29.83      $  1,909
KBH       KB Home                                                        2.23%          256         14.92         3,820
RCII      Rent-A-Center, Inc.                                            2.22%          150         25.44         3,816
RT        Ruby Tuesday, Inc. *                                           1.11%          289          6.60         1,907
SSI       Stage Stores, Inc.                                             1.11%          181         10.52         1,904
TIME      Time Inc.                                                      2.23%          195         19.59         3,820
Consumer Staples (4.46%):
DAR       Darling Ingredients Inc. *                                     1.11%          162         11.75         1,904
SENEA     Seneca Foods Corporation *                                     1.11%           69         27.49         1,897
SPTN      SpartanNash Company                                            1.12%           71         26.97         1,915
UVV       Universal Corporation                                          1.12%           37         51.99         1,924
Energy (11.11%):
ATW       Atwood Oceanics, Inc.                                          2.23%          222         17.21         3,821
ERA       Era Group Inc. *                                               1.11%          107         17.79         1,904
HOS       Hornbeck Offshore Services, Inc. *                             1.12%          112         17.10         1,915
OIS       Oil States International, Inc. *                               2.22%          121         31.46         3,807
SM        SM Energy Company                                              2.21%           92         41.29         3,799
WPX       WPX Energy, Inc. *                                             2.22%          424          9.00         3,816
Financials (29.99%):
Y         Alleghany Corporation *                                        2.24%            8        481.33         3,851
AF        Astoria Financial Corporation                                  1.11%          114         16.79         1,914
CSH       Cash America International, Inc.                               1.10%           65         29.17         1,896
CDR       Cedar Realty Trust, Inc. (6)                                   1.11%          289          6.61         1,910
CNO       CNO Financial Group, Inc.                                      2.23%          199         19.20         3,821
EIG       Employers Holdings, Inc.                                       1.11%           87         21.89         1,904
ENH       Endurance Specialty Holdings Ltd. +                            2.22%           61         62.39         3,806
FBP       First BanCorp.*                                                1.11%          473          4.03         1,906
FSP       Franklin Street Properties Corp. (6)                           1.11%          168         11.37         1,910
GDOT      Green Dot Corporation (Class A) *                              1.11%          103         18.50         1,906
THG       The Hanover Insurance Group, Inc.                              2.23%           48         79.84         3,832
IPCC      Infinity Property and Casualty Corporation                     1.09%           23         81.60         1,877
KRG       Kite Realty Group Trust (6)                                    1.11%           75         25.35         1,901
CLI       Mack-Cali Realty Corporation (6)                               2.22%          184         20.68         3,805
NAVG      The Navigators Group, Inc. *                                   1.11%           23         82.73         1,903
PACW      PacWest Bancorp                                                2.23%           85         44.97         3,822
PFS       Provident Financial Services, Inc.                             1.11%           94         20.30         1,908
TCB       TCF Financial Corporation                                      2.22%          244         15.63         3,814
UFCS      United Fire Group, Inc.                                        1.11%           53         35.83         1,899
WTFC      Wintrust Financial Corporation                                 1.11%           35         54.28         1,900

                       Schedule of Investments (cont'd.)

             S&P Target SMid 60 Portfolio, 4th Quarter 2015 Series
                                    FT 5760


                       At the Opening of Business on the
                    Initial Date of Deposit-October 9, 2015


                                                                        Percentage
                                                                       of Aggregate     Number      Market        Cost of
Ticker Symbol and                                                        Offering         of      Value per    Securities to
Name of Issuer of Securities (1)(4)                                       Price         Shares      Share      the Trust (2)
___________________________________                                    ____________     ______    _________    _____________
Health Care (3.33%):
CYH      Community Health Systems, Inc. *                                2.22%           87       $ 43.84      $  3,814
HWAY     Healthways, Inc. *                                              1.11%          172         11.07         1,904
Industrials (5.56%):
ARCB     ArcBest Corporation                                             1.11%           70         27.34         1,914
AAWW     Atlas Air Worldwide Holdings, Inc. *                            1.12%           47         40.84         1,919
SKYW     SkyWest, Inc.                                                   1.11%          111         17.15         1,904
TRN      Trinity Industries, Inc.                                        2.22%          141         26.98         3,804
Information Technology (11.08%):
ARW      Arrow Electronics, Inc. *                                       2.21%           64         59.33         3,797
AVT      Avnet, Inc.                                                     2.21%           83         45.76         3,798
DIOD     Diodes Incorporated *                                           1.12%           85         22.53         1,915
MANT     ManTech International Corporation                               1.11%           68         28.08         1,909
PLCM     Polycom, Inc. *                                                 2.22%          286         13.35         3,818
TECD     Tech Data Corporation *                                         2.21%           50         75.95         3,798
Materials (10.00%):
CENX     Century Aluminum Company *                                      1.11%          321          5.94         1,907
CMC      Commercial Metals Company                                       2.22%          240         15.91         3,818
UFS      Domtar Corporation +                                            2.22%           97         39.34         3,816
RS       Reliance Steel & Aluminum Co.                                   2.23%           67         57.26         3,836
X        United States Steel Corporation                                 2.22%          302         12.62         3,811
Telecommunication Services (3.34%):
IRDM     Iridium Communications Inc. *                                   1.11%          284          6.72         1,908
TDS      Telephone and Data Systems, Inc.                                2.23%          144         26.53         3,820
Utilities (11.12%):
GXP      Great Plains Energy Incorporated                                2.23%          140         27.33         3,826
MDU      MDU Resources Group, Inc.                                       2.23%          197         19.40         3,822
OGS      ONE Gas, Inc.                                                   2.22%           80         47.66         3,813
PNM      PNM Resources, Inc.                                             2.22%          136         28.05         3,815
TLN      Talen Energy Corporation *                                      2.22%          357         10.68         3,813
                                                                       _______                                 ________
              Total Investments                                        100.00%                                 $171,662
                                                                       =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

         Target Diversified Dividend Portfolio, 4th Quarter 2015 Series
                                    FT 5760


                       At the Opening of Business on the
                    Initial Date of Deposit-October 9, 2015


                                                                       Percentage
                                                                       of Aggregate     Number      Market       Cost of
Ticker Symbol and                                                       Offering          of      Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price          Shares      Share      the Trust (2)
___________________________________                                    ____________     ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.00%):
KSS         Kohl's Corporation                                           2.50%            85      $ 46.65      $  3,965
PIR         Pier 1 Imports, Inc.                                         2.50%           536         7.40         3,966
RCII        Rent-A-Center, Inc.                                          2.50%           156        25.44         3,969
SSI         Stage Stores, Inc.                                           2.50%           377        10.52         3,966
Consumer Staples (9.99%):
ADM         Archer-Daniels-Midland Company                               2.50%            88        45.13         3,971
NUS         Nu Skin Enterprises, Inc. (Class A)                          2.51%           112        35.48         3,974
SAFM        Sanderson Farms, Inc.                                        2.49%            57        69.27         3,948
UVV         Universal Corporation                                        2.49%            76        51.99         3,951
Energy (9.99%):
BRS         Bristow Group Inc.                                           2.49%           114        34.71         3,957
CVX         Chevron Corporation                                          2.49%            44        89.91         3,956
HP          Helmerich & Payne, Inc.                                      2.52%            67        59.58         3,992
NOV         National Oilwell Varco, Inc.                                 2.49%            97        40.77         3,955
Financials (10.00%):
ANAT        American National Insurance Company                          2.50%            39       101.87         3,973
BLX         Banco Latinoamericano de Comercio Exterior, S.A. +           2.49%           161        24.57         3,956
CNA         CNA Financial Corporation                                    2.51%           113        35.18         3,975
OFG         OFG Bancorp                                                  2.50%           415         9.56         3,967
Health Care (10.02%):
ANTM        Anthem, Inc.                                                 2.51%            29       137.33         3,983
MRK         Merck & Co., Inc.                                            2.51%            78        51.02         3,980
VIVO        Meridian Bioscience, Inc.                                    2.50%           227        17.49         3,970
DGX         Quest Diagnostics Incorporated                               2.50%            63        63.00         3,969
Industrials (9.99%):
CPA         COPA Holdings S.A. +                                         2.49%            68        58.00         3,944
JOY         Joy Global Inc.                                              2.50%           214        18.51         3,961
SSW         Seaspan Corporation +                                        2.50%           240        16.49         3,958
TGH         Textainer Group Holdings Limited +                           2.50%           201        19.74         3,968
Information Technology (10.00%):
AVX         AVX Corporation                                              2.50%           287        13.80         3,961
CMTL        Comtech Telecommunications Corp.                             2.50%           167        23.70         3,958
GLW         Corning Incorporated                                         2.50%           221        17.97         3,971
XRX         Xerox Corporation                                            2.50%           377        10.53         3,970
Materials (10.00%):
AXLL        Axiall Corporation                                           2.50%           196        20.26         3,971
UFS         Domtar Corporation +                                         2.51%           101        39.34         3,973
MOS         The Mosaic Company                                           2.50%           117        33.89         3,965
RS          Reliance Steel & Aluminum Co.                                2.49%            69        57.26         3,951

                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 4th Quarter 2015 Series
                                    FT 5760


                       At the Opening of Business on the
                    Initial Date of Deposit-October 9, 2015


                                                                       Percentage
                                                                       of Aggregate     Number      Market       Cost of
Ticker Symbol and                                                       Offering          of      Value per    Securities to
Name of Issuer of Securities (1)(4)                                      Price          Shares      Share      the Trust (2)
___________________________________                                    ____________     ______    _________    _____________
Telecommunication Services (10.02%):
T           AT&T Inc.                                                    2.51%           119      $ 33.40      $  3,975
FTR         Frontier Communications Corporation                          2.50%           733         5.41         3,965
TU          TELUS Corporation +                                          2.50%           121        32.83         3,972
VZ          Verizon Communications Inc.                                  2.51%            90        44.23         3,981
Utilities (9.99%):
EDE         The Empire District Electric Company                         2.50%           180        22.04         3,967
GXP         Great Plains Energy Incorporated                             2.50%           145        27.33         3,963
OGE         OGE Energy Corp.                                             2.50%           140        28.38         3,973
SCG         SCANA Corporation                                            2.49%            70        56.44         3,951
                                                                       _______                                 ________
            Total Investments                                          100.00%                                 $158,641
                                                                       =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

       Target Dividend Multi-Strategy Portfolio, 4th Quarter 2015 Series
                                    FT 5760


   At the Opening of Business on the Initial Date of Deposit-October 9, 2015


                                                                          Percentage
                                                                         of Aggregate     Number     Market        Cost of
Ticker Symbol and                                                          Offering         of      Value per   Securities to
Name of Issuer of Securities (1)(4)                                         Price         Shares      Share     the Trust (2)
___________________________________                                      ____________     _______   _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (8.76%):
ITV LN        ITV Plc #                                                    1.67%           1,252    $  3.85     $  4,819
KSS           Kohl's Corporation                                           0.63%              39      46.65        1,819
LAD LN        Ladbrokes Plc #                                              1.67%           2,903       1.66        4,820
494 HK        Li & Fung Limited #                                          1.67%           6,095       0.79        4,820
PIR           Pier 1 Imports, Inc.                                         0.62%             244       7.40        1,806
RCII          Rent-A-Center, Inc.                                          0.62%              71      25.44        1,806
SSI           Stage Stores, Inc.                                           0.63%             172      10.52        1,809
VIV FP        Vivendi S.A. #                                               1.25%             147      24.50        3,602
Consumer Staples (3.76%):
ADM           Archer-Daniels-Midland Company                               0.62%              40      45.13        1,805
IMT LN        Imperial Tobacco Group Plc #                                 1.26%              68      53.43        3,633
NUS           Nu Skin Enterprises, Inc. (Class A)                          0.63%              51      35.48        1,809
SAFM          Sanderson Farms, Inc.                                        0.62%              26      69.27        1,801
UVV           Universal Corporation                                        0.63%              35      51.99        1,820
Energy (11.66%):
BP/ LN        BP Plc #                                                     2.92%           1,397       6.04        8,434
BRS           Bristow Group Inc.                                           0.62%              52      34.71        1,805
CVX           Chevron Corporation                                          0.62%              20      89.91        1,798
ENI IM        Eni SpA #                                                    1.25%             206      17.56        3,618
HP            Helmerich & Payne, Inc.                                      0.62%              30      59.58        1,787
HFC           HollyFrontier Corporation                                    1.26%              71      51.24        3,638
NOV           National Oilwell Varco, Inc.                                 0.62%              44      40.77        1,794
RDSB LN       Royal Dutch Shell Plc (Class B) #                            1.25%             127      28.43        3,611
STL NO        StatoilHydro ASA #                                           1.25%             206      17.52        3,610
FP FP         Total S.A. #                                                 1.25%              70      51.48        3,604
Financials (25.84%):
ANAT          American National Insurance Company                          0.63%              18     101.87        1,834
BLX           Banco Latinoamericano de Comercio Exterior, S.A. +           0.63%              74      24.57        1,818
3988 HK       Bank of China Ltd. #                                         1.67%          10,269       0.47        4,820
3328 HK       Bank of Communications Co., Ltd. (Class H) #                 1.67%           6,461       0.75        4,821
BBT           BB&T Corporation                                             1.25%              98      36.91        3,617
939 HK        China Construction Bank Corporation #                        1.67%           6,642       0.73        4,820
CINF          Cincinnati Financial Corporation                             1.24%              64      56.22        3,598
CNA           CNA Financial Corporation                                    0.62%              51      35.18        1,794
FNB           F.N.B. Corporation                                           1.25%             272      13.30        3,618
FMER          FirstMerit Corporation                                       1.25%             199      18.12        3,606
HSBA LN       HSBC Holdings Plc #                                          1.25%             444       8.15        3,616
1398 HK       Industrial and Commercial Bank of China Ltd. #               1.67%           7,581       0.64        4,820
LGEN LN       Legal & General Group Plc #                                  1.25%             932       3.88        3,616
EMG LN        Man Group Plc #                                              1.67%           1,987       2.43        4,820
NYCB          New York Community Bancorp, Inc.                             1.25%             194      18.68        3,624
NDA SS        Nordea Bank AB #                                             1.25%             304      11.90        3,617
OFG           OFG Bancorp                                                  0.62%             189       9.56        1,807
PBCT          People's United Financial, Inc.                              1.25%             226      16.03        3,623
SEBA SS       Skandinaviska Enskilda Banken AB (Class A) #                 1.25%             319      11.33        3,614
SWEDA SS      Swedbank AB #                                                1.25%             152      23.74        3,608
TRMK          Trustmark Corporation                                        1.25%             152      23.82        3,621
Health Care (7.07%):
ANTM          Anthem, Inc.                                                 0.62%              13     137.33        1,785
GSK LN        GlaxoSmithKline Plc #                                        1.25%             181      20.00        3,620
MRK           Merck & Co., Inc.                                            2.28%             129      51.02        6,582
VIVO          Meridian Bioscience, Inc.                                    0.62%             103      17.49        1,801

                       Schedule of Investments (cont'd.)

       Target Dividend Multi-Strategy Portfolio, 4th Quarter 2015 Series
                                    FT 5760


   At the Opening of Business on the Initial Date of Deposit-October 9, 2015


                                                                          Percentage
                                                                         of Aggregate     Number      Market       Cost of
Ticker Symbol and                                                           Offering        of      Value per   Securities to
Name of Issuer of Securities (1)(4)                                          Price        Shares      Share     the Trust (2)
___________________________________                                      ____________     _______   _________   _____________
Health Care (cont'd.):
PFE           Pfizer Inc.                                                  1.67%             146    $ 33.09     $  4,831
DGX           Quest Diagnostics Incorporated                               0.63%              29      63.00        1,827
Industrials (7.08%):
CAT           Caterpillar Inc.                                             1.66%              67      71.84        4,813
CPA           COPA Holdings S.A. +                                         0.62%              31      58.00        1,798
ETN           Eaton Corporation Plc +                                      1.24%              65      55.30        3,595
GE            General Electric Company                                     1.67%             172      28.03        4,821
JOY           Joy Global Inc.                                              0.63%              98      18.51        1,814
SSW           Seaspan Corporation +                                        0.63%             110      16.49        1,814
TGH           Textainer Group Holdings Limited +                           0.63%              92      19.74        1,816
Information Technology (2.50%):
AVX           AVX Corporation                                              0.62%             131      13.80        1,808
CMTL          Comtech Telecommunications Corp.                             0.62%              76      23.70        1,801
GLW           Corning Incorporated                                         0.63%             101      17.97        1,815
XRX           Xerox Corporation                                            0.63%             172      10.53        1,811
Materials (7.50%):
AXLL          Axiall Corporation                                           0.62%              89      20.26        1,803
BLT LN        BHP Billiton Plc #                                           1.25%             205      17.67        3,622
CMC           Commercial Metals Company                                    1.25%             227      15.91        3,612
UFS           Domtar Corporation +                                         1.88%             138      39.34        5,429
MOS           The Mosaic Company                                           0.62%              53      33.89        1,796
RS            Reliance Steel & Aluminum Co.                                0.63%              32      57.26        1,832
RIO LN        Rio Tinto Plc #                                              1.25%              94      38.58        3,627
Telecommunication Services (8.33%):
T             AT&T Inc.                                                    0.62%              54      33.40        1,804
CTL           CenturyLink, Inc.                                            1.25%             136      26.51        3,605
FTR           Frontier Communications Corporation                          0.62%             334       5.41        1,807
TU            TELUS Corporation +                                          0.62%              55      32.83        1,806
VZ            Verizon Communications Inc.                                  2.30%             150      44.23        6,634
VOD LN        Vodafone Group Plc #                                         2.92%           2,615       3.23        8,436
Utilities (17.50%):
EDF FP        Electricite de France S.A. #                                 1.25%             190      19.05        3,620
EDE           The Empire District Electric Company                         0.62%              82      22.04        1,807
ENGI FP       Engie #                                                      1.25%             212      17.05        3,615
ES            Eversource Energy                                            1.25%              71      51.07        3,626
EXC           Exelon Corporation                                           1.25%             117      30.88        3,613
FE            FirstEnergy Corp.                                            1.25%             115      31.34        3,604
GXP           Great Plains Energy Incorporated                             0.62%              66      27.33        1,804
IDA           IDACORP, Inc.                                                1.25%              55      65.82        3,620
NG/ LN        National Grid Plc #                                          1.25%             251      14.40        3,615
NWE           NorthWestern Corporation                                     1.26%              66      55.09        3,636
OGE           OGE Energy Corp.                                             0.63%              64      28.38        1,816
PCG           PG&E Corporation                                             1.25%              68      53.09        3,610
PEG           Public Service Enterprise Group Incorporated                 1.25%              84      42.90        3,604
SCG           SCANA Corporation                                            1.87%              96      56.44        5,418
SSE LN        SSE Plc #                                                    1.25%             150      24.02        3,603
                                                                         _______                                ________
              Total Investments                                          100.00%                                $289,176
                                                                         =======                                ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

             Target Double Play Portfolio, 4th Quarter 2015 Series
                                    FT 5760


                       At the Opening of Business on the
                    Initial Date of Deposit-October 9, 2015


                                                                            Percentage      Number     Market       Cost of
Ticker Symbol and                                                         of Aggregate       of      Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price    Shares      Share     the Trust (2)
___________________________________                                      ______________    ______    _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (34.97%):
AZO      AutoZone, Inc. *                                                  1.82%             7       $  735.31   $  5,147
CBRL     Cracker Barrel Old Country Store, Inc.                            0.51%            10          145.14      1,451
HD       The Home Depot, Inc.                                             12.46%           291          121.06     35,228
MHK      Mohawk Industries, Inc. *                                         1.19%            17          197.52      3,358
NKE      NIKE, Inc. (Class B)                                              7.02%           159          124.91     19,861
NVR      NVR, Inc. *                                                       0.56%             1        1,569.13      1,569
ORLY     O'Reilly Automotive, Inc. *                                       2.15%            24          253.56      6,085
PZZA     Papa John's International, Inc.                                   0.50%            21           67.56      1,419
SCI      Service Corporation International                                 0.51%            51           28.22      1,439
SBUX     Starbucks Corporation                                             7.38%           351           59.46     20,870
ULTA     Ulta Salon, Cosmetics & Fragrance, Inc. *                         0.87%            15          163.94      2,459
Consumer Staples (6.50%):
CALM     Cal-Maine Foods, Inc.                                             0.50%            26           54.50      1,417
FIZZ     National Beverage Corp. *                                         0.50%            43           33.18      1,427
RAI      Reynolds American Inc.                                            5.50%           336           46.26     15,543
Energy (2.50%):
HFC      HollyFrontier Corporation                                         2.50%           138           51.24      7,071
Financials (17.53%):
BBT      BB&T Corporation                                                  2.51%           192           36.91      7,087
CINF     Cincinnati Financial Corporation                                  2.51%           126           56.22      7,084
FNB      F.N.B. Corporation                                                2.51%           533           13.30      7,089
FMER     FirstMerit Corporation                                            2.50%           390           18.12      7,067
NYCB     New York Community Bancorp, Inc.                                  2.50%           379           18.68      7,080
PBCT     People's United Financial, Inc.                                   2.50%           441           16.03      7,069
TRMK     Trustmark Corporation                                             2.50%           297           23.82      7,074
Health Care (1.12%):
CHE      Chemed Corporation                                                0.51%            11          130.42      1,435
MD       MEDNAX, Inc. *                                                    0.61%            22           78.30      1,723
Industrials (5.53%):
ALK      Alaska Air Group, Inc.                                            0.80%            30           75.76      2,273
ALGT     Allegiant Travel Company                                          0.53%             7          212.66      1,489
ETN      Eaton Corporation Plc +                                           2.50%           128           55.30      7,078
JBLU     JetBlue Airways Corporation *                                     0.69%            77           25.26      1,945
LII      Lennox International Inc.                                         0.50%            12          117.88      1,415
ROL      Rollins, Inc.                                                     0.51%            52           27.62      1,436

                       Schedule of Investments (cont'd.)

             Target Double Play Portfolio, 4th Quarter 2015 Series
                                    FT 5760


                       At the Opening of Business on the
                    Initial Date of Deposit-October 9, 2015


                                                                           Percentage      Number      Market       Cost of
Ticker Symbol and                                                         of Aggregate       of      Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price    Shares      Share     the Trust (2)
___________________________________                                      ______________    ______    _________   _____________
Information Technology (4.35%):
FISV     Fiserv, Inc. *                                                    1.78%            55       $   91.34   $  5,024
GPN      Global Payments Inc.                                              0.70%            15          132.45      1,987
JCOM     j2 Global, Inc.                                                   0.52%            19           77.41      1,471
SWKS     Skyworks Solutions, Inc.                                          1.35%            48           79.43      3,813
Materials (5.00%):
CMC      Commercial Metals Company                                         2.50%           444           15.91      7,064
UFS      Domtar Corporation +                                              2.50%           180           39.34      7,081
Telecommunication Services (2.50%):
CTL      CenturyLink, Inc.                                                 2.50%           267           26.51      7,078
Utilities (20.00%):
ES       Eversource Energy                                                 2.51%           139           51.07      7,099
EXC      Exelon Corporation                                                2.50%           229           30.88      7,071
FE       FirstEnergy Corp.                                                 2.50%           226           31.34      7,083
IDA      IDACORP, Inc.                                                     2.51%           108           65.82      7,109
NWE      NorthWestern Corporation                                          2.49%           128           55.09      7,051
PCG      PG&E Corporation                                                  2.50%           133           53.09      7,061
PEG      Public Service Enterprise Group Incorporated                      2.50%           165           42.90      7,078
SCG      SCANA Corporation                                                 2.49%           125           56.44      7,055
                                                                         _______                                 ________
              Total Investments                                          100.00%                                 $282,813
                                                                         =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

           Target Focus Four Portfolio, 4th Quarter 2015 Series
                                  FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                      Percentage
                                                                     of Aggregate     Number       Market        Cost of
Ticker Symbol and                                                      Offering         of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Price        Shares        Share     the Trust (2)
___________________________________                                  ____________     ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (25.23%):
AZO      AutoZone, Inc. *                                               1.12%           7         $  735.31   $  5,147
CBRL     Cracker Barrel Old Country Store, Inc.                         0.32%          10            145.14      1,451
FCAU     Fiat Chrysler Automobiles N.V. +*                              0.40%         119             15.50      1,844
FTD      FTD Group, Inc. *                                              0.33%          51             29.83      1,521
HD       The Home Depot, Inc.                                           7.48%         284            121.06     34,381
KBH      KB Home                                                        0.67%         205             14.92      3,059
MHK      Mohawk Industries, Inc. *                                      0.73%          17            197.52      3,358
NKE      NIKE, Inc. (Class B)                                           4.21%         155            124.91     19,361
NVR      NVR, Inc. *                                                    0.34%           1          1,569.13      1,569
ORLY     O'Reilly Automotive, Inc. *                                    1.27%          23            253.56      5,832
PZZA     Papa John's International, Inc.                                0.31%          21             67.56      1,419
RCII     Rent-A-Center, Inc.                                            0.66%         120             25.44      3,053
RT       Ruby Tuesday, Inc. *                                           0.33%         232              6.60      1,531
SCI      Service Corporation International                              0.30%          49             28.22      1,383
SSI      Stage Stores, Inc.                                             0.33%         146             10.52      1,536
SBUX     Starbucks Corporation                                          4.42%         342             59.46     20,335
TTM      Tata Motors Limited (ADR) +*                                   0.40%          69             26.67      1,840
TIME     Time Inc.                                                      0.67%         156             19.59      3,056
TM       Toyota Motor Corporation (ADR) +                               0.40%          15            123.48      1,852
ULTA     Ulta Salon, Cosmetics & Fragrance, Inc. *                      0.54%          15            163.94      2,459
Consumer Staples (5.24%):
CALM     Cal-Maine Foods, Inc.                                          0.31%          26             54.50      1,417
DAR      Darling Ingredients Inc. *                                     0.33%         130             11.75      1,527
FIZZ     National Beverage Corp. *                                      0.30%          42             33.18      1,394
RAI      Reynolds American Inc.                                         3.30%         328             46.26     15,173
SENEA    Seneca Foods Corporation *                                     0.34%          56             27.49      1,539
SPTN     SpartanNash Company                                            0.33%          57             26.97      1,537
UVV      Universal Corporation                                          0.33%          29             51.99      1,508
Energy (8.83%):
ATW      Atwood Oceanics, Inc.                                          0.67%         178             17.21      3,063
CNQ      Canadian Natural Resources Limited +                           0.40%          74             24.70      1,828
SNP      China Petroleum & Chemical Corporation (Sinopec) (ADR) +       0.40%          26             71.14      1,850
CEO      CNOOC Limited (ADR) +                                          0.39%          15            120.32      1,805
E        Eni SpA (ADR) +                                                0.40%          52             35.23      1,832
ERA      Era Group Inc. *                                               0.33%          86             17.79      1,530
HFC      HollyFrontier Corporation                                      1.49%         134             51.24      6,866

                    Schedule of Investments (cont'd.)

           Target Focus Four Portfolio, 4th Quarter 2015 Series
                                  FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                       Percentage
                                                                      of Aggregate    Number       Market        Cost of
Ticker Symbol and                                                       Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Price        Shares        Share     the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Energy (cont'd.):
HOS      Hornbeck Offshore Services, Inc. *                             0.34%          90         $   17.10   $  1,539
OIS      Oil States International, Inc. *                               0.66%          97             31.46      3,052
PTR      PetroChina Company Limited (ADR) +                             0.41%          23             81.02      1,863
RDS/A    Royal Dutch Shell Plc (ADR) +                                  0.40%          33             55.88      1,844
SSL      Sasol Limited (ADR) +                                          0.40%          55             33.26      1,829
SM       SM Energy Company                                              0.67%          74             41.29      3,055
STO      Statoil ASA (ADR) +                                            0.40%         104             17.63      1,834
SU       Suncor Energy Inc. +                                           0.40%          64             28.53      1,826
TOT      Total S.A. (ADR) +                                             0.40%          36             51.60      1,858
WPX      WPX Energy, Inc. *                                             0.67%         340              9.00      3,060
Financials (23.05%):
Y        Alleghany Corporation *                                        0.63%           6            481.33      2,888
AF       Astoria Financial Corporation                                  0.33%          91             16.79      1,528
SAN      Banco Santander S.A. (ADR) +                                   0.40%         313              5.88      1,840
BBT      BB&T Corporation                                               1.50%         187             36.91      6,902
CSH      Cash America International, Inc.                               0.33%          52             29.17      1,517
CDR      Cedar Realty Trust, Inc. (6)                                   0.33%         232              6.61      1,534
CINF     Cincinnati Financial Corporation                               1.50%         123             56.22      6,915
CNO      CNO Financial Group, Inc.                                      0.66%         159             19.20      3,053
CS       Credit Suisse Group AG (ADR) +*                                0.40%          75             24.53      1,840
EIG      Employers Holdings, Inc.                                       0.33%          70             21.89      1,532
ENH      Endurance Specialty Holdings Ltd. +                            0.67%          49             62.39      3,057
FNB      F.N.B. Corporation                                             1.50%         518             13.30      6,889
FBP      First BanCorp. *                                               0.33%         380              4.03      1,531
FMER     FirstMerit Corporation                                         1.50%         380             18.12      6,886
FSP      Franklin Street Properties Corp. (6)                           0.33%         135             11.37      1,535
GDOT     Green Dot Corporation (Class A) *                              0.33%          83             18.50      1,535
THG      The Hanover Insurance Group, Inc.                              0.66%          38             79.84      3,034
HSBC     HSBC Holdings Plc (ADR) +                                      0.40%          45             40.79      1,836
IPCC     Infinity Property and Casualty Corporation                     0.34%          19             81.60      1,550
KRG      Kite Realty Group Trust (6)                                    0.33%          60             25.35      1,521
CLI      Mack-Cali Realty Corporation (6)                               0.67%         148             20.68      3,061
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +            0.40%         283              6.50      1,839
MFG      Mizuho Financial Group, Inc. (ADR) +                           0.40%         463              3.97      1,838
NAVG     The Navigators Group, Inc. *                                   0.34%          19             82.73      1,572
NYCB     New York Community Bancorp, Inc.                               1.50%         369             18.68      6,893
NMR      Nomura Holdings, Inc. (ADR) +                                  0.40%         297              6.19      1,838

                    Schedule of Investments (cont'd.)

           Target Focus Four Portfolio, 4th Quarter 2015 Series
                                  FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                       Percentage
                                                                      of Aggregate    Number       Market        Cost of
Ticker Symbol and                                                       Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Price        Shares        Share     the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Financials (cont'd.):
IX       ORIX Corporation (ADR) +                                       0.40%          25         $   73.44   $  1,836
PACW     PacWest Bancorp                                                0.67%          68             44.97      3,058
PBCT     People's United Financial, Inc.                                1.50%         430             16.03      6,893
PFS      Provident Financial Services, Inc.                             0.33%          75             20.30      1,522
SHG      Shinhan Financial Group Co., Ltd. (ADR) +                      0.40%          51             36.07      1,840
SMFG     Sumitomo Mitsui Financial Group, Inc. (ADR) +                  0.40%         226              8.13      1,837
TCB      TCF Financial Corporation                                      0.67%         196             15.63      3,063
TRMK     Trustmark Corporation                                          1.50%         289             23.82      6,884
UFCS     United Fire Group, Inc.                                        0.34%          43             35.83      1,541
WTFC     Wintrust Financial Corporation                                 0.33%          28             54.28      1,520
Health Care (1.69%):
CHE      Chemed Corporation                                             0.31%          11            130.42      1,435
CYH      Community Health Systems, Inc. *                               0.67%          70             43.84      3,069
HWAY     Healthways, Inc. *                                             0.33%         138             11.07      1,528
MD       MEDNAX, Inc. *                                                 0.38%          22             78.30      1,723
Industrials (4.99%):
ALK      Alaska Air Group, Inc.                                         0.49%          30             75.76      2,273
ALGT     Allegiant Travel Company                                       0.32%           7            212.66      1,489
ARCB     ArcBest Corporation                                            0.33%          56             27.34      1,531
AAWW     Atlas Air Worldwide Holdings, Inc. *                           0.33%          37             40.84      1,511
ETN      Eaton Corporation Plc +                                        1.50%         125             55.30      6,913
JBLU     JetBlue Airways Corporation *                                  0.41%          75             25.26      1,894
LII      Lennox International Inc.                                      0.31%          12            117.88      1,415
ROL      Rollins, Inc.                                                  0.30%          50             27.62      1,381
SKYW     SkyWest, Inc.                                                  0.33%          89             17.15      1,526
TRN      Trinity Industries, Inc.                                       0.67%         114             26.98      3,076
Information Technology (5.95%):
ARW      Arrow Electronics, Inc. *                                      0.67%          52             59.33      3,085
AVT      Avnet, Inc.                                                    0.67%          67             45.76      3,066
DIOD     Diodes Incorporated *                                          0.33%          68             22.53      1,532
FISV     Fiserv, Inc. *                                                 1.07%          54             91.34      4,932
GPN      Global Payments Inc.                                           0.43%          15            132.45      1,987
JCOM     j2 Global, Inc.                                                0.30%          18             77.41      1,393
MANT     ManTech International Corporation                              0.34%          55             28.08      1,544
PLCM     Polycom, Inc. *                                                0.67%         229             13.35      3,057
SWKS     Skyworks Solutions, Inc.                                       0.81%          47             79.43      3,733
TECD     Tech Data Corporation *                                        0.66%          40             75.95      3,038

                    Schedule of Investments (cont'd.)

           Target Focus Four Portfolio, 4th Quarter 2015 Series
                                  FT 5760


                     At the Opening of Business on the
                  Initial Date of Deposit-October 9, 2015


                                                                       Percentage
                                                                      of Aggregate    Number       Market        Cost of
Ticker Symbol and                                                       Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)                                      Price        Shares        Share     the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Materials (6.39%):
CENX     Century Aluminum Company *                                     0.33%         258         $    5.94   $  1,533
CMC      Commercial Metals Company                                      2.16%         625             15.91      9,944
UFS      Domtar Corporation +                                           2.17%         253             39.34      9,954
PKX      POSCO (ADR) +                                                  0.40%          46             39.62      1,823
RS       Reliance Steel & Aluminum Co.                                  0.66%          53             57.26      3,035
X        United States Steel Corporation                                0.67%         243             12.62      3,067
Telecommunication Services (3.29%):
CTL      CenturyLink, Inc.                                              1.50%         260             26.51      6,893
IRDM     Iridium Communications Inc. *                                  0.33%         228              6.72      1,532
NTT      Nippon Telegraph and Telephone Corporation (ADR) +             0.40%          51             35.94      1,833
ORAN     Orange (ADR) +                                                 0.40%         118             15.53      1,833
TDS      Telephone and Data Systems, Inc.                               0.66%         115             26.53      3,051
Utilities (15.34%):
ES       Eversource Energy                                              1.50%         135             51.07      6,894
EXC      Exelon Corporation                                             1.50%         223             30.88      6,886
FE       FirstEnergy Corp.                                              1.50%         220             31.34      6,895
GXP      Great Plains Energy Incorporated                               0.67%         112             27.33      3,061
IDA      IDACORP, Inc.                                                  1.50%         105             65.82      6,911
MDU      MDU Resources Group, Inc.                                      0.67%         158             19.40      3,065
NWE      NorthWestern Corporation                                       1.50%         125             55.09      6,886
OGS      ONE Gas, Inc.                                                  0.66%          64             47.66      3,050
PCG      PG&E Corporation                                               1.50%         130             53.09      6,902
PNM      PNM Resources, Inc.                                            0.67%         109             28.05      3,057
PEG      Public Service Enterprise Group Incorporated                   1.50%         161             42.90      6,907
SCG      SCANA Corporation                                              1.50%         122             56.44      6,886
TLN      Talen Energy Corporation *                                     0.67%         287             10.68      3,065
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $459,668
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

    Target Global Dividend Leaders Portfolio, 4th Quarter 2015 Series
                                 FT 5760


At the Opening of Business on the Initial Date of Deposit-October 9, 2015


                                                                        Percentage
                                                                       of Aggregate    Number        Market        Cost of
Ticker Symbol and                                                        Offering        of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                       Price        Shares        Share       the Trust (2)
___________________________________                                    ____________    ______       _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.00%):
BKE         The Buckle, Inc.                                             2.00%            87        $ 36.08      $  3,139
RGC         Regal Entertainment Group (Class A)                          2.01%           162          19.43         3,148
SEAS        SeaWorld Entertainment, Inc.                                 2.00%           164          19.12         3,136
SJR         Shaw Communications Inc. (Class B) +                         2.00%           154          20.39         3,140
TUP         Tupperware Brands Corporation                                1.99%            58          53.81         3,121
Consumer Staples (1.98%):
PM          Philip Morris International Inc.                             1.98%            37          84.15         3,114
Energy (15.99%):
ATW         Atwood Oceanics, Inc.                                        1.99%           182          17.21         3,132
CVX         Chevron Corporation                                          2.00%            35          89.91         3,147
CEO         CNOOC Limited (ADR) +                                        1.99%            26         120.32         3,128
CVI         CVR Energy, Inc.                                             2.01%            72          43.82         3,155
HP          Helmerich & Payne, Inc.                                      2.01%            53          59.58         3,158
NAT         Nordic American Tankers Limited +                            2.00%           192          16.38         3,145
SSL         Sasol Limited (ADR) +                                        1.99%            94          33.26         3,126
SFL         Ship Finance International Limited +                         2.00%           180          17.45         3,141
Financials (26.02%):
ARI         Apollo Commercial Real Estate Finance, Inc. (6)              1.00%            95          16.54         1,571
CXP         Columbia Property Trust, Inc. (6)                            1.00%            65          24.25         1,576
CXW         Corrections Corporation of America (6)                       1.01%            52          30.44         1,583
DLR         Digital Realty Trust, Inc. (6)                               1.01%            23          69.08         1,589
DFT         DuPont Fabros Technology, Inc. (6)                           1.00%            57          27.46         1,565
EPR         EPR Properties (6)                                           1.00%            29          53.99         1,566
GEO         The GEO Group, Inc. (6)                                      0.99%            49          31.79         1,558
HPT         Hospitality Properties Trust (6)                             1.01%            56          28.17         1,578
HST         Host Hotels & Resorts, Inc. (6)                              1.00%            88          17.85         1,571
LAMR        Lamar Advertising Company (6)                                0.99%            28          55.58         1,556
LHO         LaSalle Hotel Properties (6)                                 1.00%            50          31.25         1,562
LXP         Lexington Realty Trust (6)                                   1.00%           186           8.45         1,572
LPT         Liberty Property Trust (6)                                   1.00%            47          33.43         1,571
LTC         LTC Properties, Inc. (6)                                     0.99%            35          44.27         1,549
MFA         MFA Financial, Inc. (6)                                      1.00%           221           7.11         1,571
ORI         Old Republic International Corporation                       2.00%           190          16.53         3,141
OUT         OUTFRONT Media Inc. (6)                                      1.00%            67          23.40         1,568
PDM         Piedmont Office Realty Trust, Inc. (6)                       1.00%            84          18.75         1,575
RLI         RLI Corp.                                                    2.01%            57          55.30         3,152
RLJ         RLJ Lodging Trust (6)                                        1.00%            58          27.19         1,577
RHP         Ryman Hospitality Properties, Inc. (6)                       1.00%            29          54.11         1,569
TWO         Two Harbors Investment Corp. (6)                             1.00%           172           9.12         1,569
WDR         Waddell & Reed Financial, Inc.                               2.01%            90          35.00         3,150

                    Schedule of Investments (cont'd.)

    Target Global Dividend Leaders Portfolio, 4th Quarter 2015 Series
                                 FT 5760


 At the Opening of Business on the Initial Date of Deposit-October 9, 2015


                                                                        Percentage
                                                                       of Aggregate    Number        Market        Cost of
Ticker Symbol and                                                        Offering        of         Value per    Securities to
Name of Issuer of Securities (1)(4)                                       Price        Shares        Share       the Trust (2)
___________________________________                                    ____________    ______       _________    _____________
Health Care (1.99%):
GSK         GlaxoSmithKline Plc (ADR) +                                  1.99%            78        $ 40.16      $  3,132
Industrials (6.00%):
CMRE        Costamare Inc. +                                             2.00%           228          13.78         3,142
RRD         R.R. Donnelley & Sons Company                                2.00%           193          16.28         3,142
SSW         Seaspan Corporation +                                        2.00%           190          16.49         3,133
Information Technology (8.00%):
AUO         AU Optronics Corp. (ADR) +                                   2.00%         1,030           3.05         3,141
STX         Seagate Technology Plc +                                     2.00%            65          48.33         3,141
SPIL        Siliconware Precision Industries Co., Ltd. (ADR) +           2.00%           500           6.28         3,140
UMC         United Microelectronics Corporation (ADR) +                  2.00%         1,764           1.78         3,140
Materials (4.00%):
GEF         Greif, Inc.                                                  2.00%            89          35.20         3,133
RIO         Rio Tinto Plc (ADR) +                                        2.00%            81          38.81         3,144
Telecommunication Services (12.00%):
T           AT&T Inc.                                                    2.00%            94          33.40         3,140
BCE         BCE Inc. +                                                   1.99%            73          42.85         3,128
CHT         Chunghwa Telecom Co., Ltd. (ADR) +                           2.01%           103          30.62         3,154
VIV         Telefonica Brasil S.A. (ADR) +                               2.00%           303          10.37         3,142
VZ          Verizon Communications Inc.                                  2.00%            71          44.23         3,140
VOD         Vodafone Group Plc (ADR) +                                   2.00%            97          32.41         3,144
Utilities (14.02%):
CNP         CenterPoint Energy, Inc.                                     2.01%           168          18.74         3,148
CIG         Companhia Energetica de Minas Gerais-CEMIG (ADR) +           2.00%         1,653           1.90         3,141
ETR         Entergy Corporation                                          1.98%            46          67.67         3,113
HNP         Huaneng Power International, Inc. (ADR) +                    2.00%            67          46.92         3,144
NGG         National Grid Plc (ADR) +                                    2.02%            44          71.98         3,167
PPL         PPL Corporation                                              2.00%            95          33.09         3,144
SO          The Southern Company                                         2.01%            70          45.15         3,160
                                                                       _______                                   ________
                 Total Investments                                     100.00%                                   $157,022
                                                                       =======                                   ========
______________________

See "Notes to Schedules of Investments" on page 46.

                         Schedule of Investments

             Target Growth Portfolio, 4th Quarter 2015 Series
                                  FT 5760


 At the Opening of Business on the Initial Date of Deposit-October 9, 2015



                                                                       Percentage       Number     Market          Cost of
Ticker Symbol and                                                     of Aggregate        of      Value per     Securities to
Name of Issuer of Securities (1)(4)                                  Offering Price     Shares      Share       the Trust (2)
___________________________________                                   ______________    ______    _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.04%):
CMG       Chipotle Mexican Grill, Inc. *                                3.22%             6       $  734.77     $  4,409
EXPE      Expedia, Inc.                                                 3.33%            37          122.88        4,547
HD        The Home Depot, Inc.                                          3.36%            38          121.06        4,600
NVR       NVR, Inc. *                                                   3.44%             3        1,569.13        4,707
ORLY      O'Reilly Automotive, Inc. *                                   3.34%            18          253.56        4,564
SBUX      Starbucks Corporation                                         3.35%            77           59.46        4,578
Consumer Staples (13.31%):
MO        Altria Group, Inc.                                            3.34%            81           56.37        4,566
CLX       The Clorox Company                                            3.34%            38          120.18        4,567
STZ       Constellation Brands, Inc. (Class A)                          3.30%            33          136.69        4,511
RAD       Rite Aid Corporation *                                        3.33%           729            6.25        4,556
Financials (6.69%):
ACGL      Arch Capital Group Ltd. +*                                    3.35%            60           76.32        4,579
SEIC      SEI Investments Company                                       3.34%            92           49.62        4,565
Health Care (20.07%):
CELG      Celgene Corporation *                                         3.36%            39          117.97        4,601
GILD      Gilead Sciences, Inc.                                         3.32%            45          100.81        4,536
IMS       IMS Health Holdings, Inc. *                                   3.33%           155           29.35        4,549
INCY      Incyte Corporation *                                          3.33%            44          103.44        4,551
TARO      Taro Pharmaceutical Industries Ltd. +*                        3.37%            31          148.45        4,602
UHS       Universal Health Services, Inc. (Class B)                     3.36%            36          127.44        4,588
Industrials (19.90%):
AYI       Acuity Brands, Inc.                                           3.30%            23          195.98        4,508
ALK       Alaska Air Group, Inc.                                        3.32%            60           75.76        4,546
JBLU      JetBlue Airways Corporation *                                 3.33%           180           25.26        4,547
LMT       Lockheed Martin Corporation                                   3.29%            21          214.37        4,502
MAS       Masco Corporation                                             3.33%           170           26.78        4,553
UPS       United Parcel Service, Inc. (Class B)                         3.33%            44          103.38        4,549
Information Technology (19.99%):
CDW       CDW Corporation                                               3.33%           107           42.56        4,554
EA        Electronic Arts Inc. *                                        3.32%            69           65.80        4,540
FFIV      F5 Networks, Inc. *                                           3.30%            38          118.93        4,519
FDS       FactSet Research Systems Inc.                                 3.33%            28          162.64        4,554
MA        MasterCard Incorporated                                       3.37%            48           95.87        4,602
TSS       Total System Services, Inc.                                   3.34%            96           47.65        4,574
                                                                      _______                                   ________
                  Total Investments                                   100.00%                                   $136,724
                                                                      =======                                   ========
___________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

                Target Triad Portfolio, 4th Quarter 2015 Series
                                    FT 5760


                       At the Opening of Business on the
                    Initial Date of Deposit-October 9, 2015



                                                                      Percentage
                                                                     of Aggregate    Number       Market         Cost of
Ticker Symbol and                                                      Offering        of       Value per     Securities to
Name of Issuer of Securities (1)(4)                                     Price        Shares       Share       the Trust (2)
___________________________________                                  ____________    ______      _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (16.22%):
CMG       Chipotle Mexican Grill, Inc. *                               2.08%             7       $  734.77     $   5,143
EXPE      Expedia, Inc.                                                1.99%            40          122.88         4,915
FCAU      Fiat Chrysler Automobiles N.V. +*                            0.40%            64           15.50           992
HD        The Home Depot, Inc.                                         2.01%            41          121.06         4,963
KSS       Kohl's Corporation                                           0.75%            40           46.65         1,866
NVR       NVR, Inc. *                                                  1.90%             3        1,569.13         4,707
ORLY      O'Reilly Automotive, Inc. *                                  2.05%            20          253.56         5,071
PIR       Pier 1 Imports, Inc.                                         0.75%           251            7.40         1,857
RCII      Rent-A-Center, Inc.                                          0.75%            73           25.44         1,857
SSI       Stage Stores, Inc.                                           0.75%           177           10.52         1,862
SBUX      Starbucks Corporation                                        1.99%            83           59.46         4,935
TTM       Tata Motors Limited (ADR) +*                                 0.40%            37           26.67           987
TM        Toyota Motor Corporation (ADR) +                             0.40%             8          123.48           988
Consumer Staples (11.00%):
MO        Altria Group, Inc.                                           2.00%            88           56.37         4,961
ADM       Archer-Daniels-Midland Company                               0.75%            41           45.13         1,850
CLX       The Clorox Company                                           1.99%            41          120.18         4,927
STZ       Constellation Brands, Inc. (Class A)                         1.99%            36          136.69         4,921
NUS       Nu Skin Enterprises, Inc. (Class A)                          0.75%            52           35.48         1,845
RAD       Rite Aid Corporation *                                       2.00%           792            6.25         4,950
SAFM      Sanderson Farms, Inc.                                        0.76%            27           69.27         1,870
UVV       Universal Corporation                                        0.76%            36           51.99         1,872
Energy (7.02%):
BRS       Bristow Group Inc.                                           0.76%            54           34.71         1,874
CNQ       Canadian Natural Resources Limited +                         0.40%            40           24.70           988
CVX       Chevron Corporation                                          0.76%            21           89.91         1,888
SNP       China Petroleum & Chemical Corporation (Sinopec) (ADR) +     0.40%            14           71.14           996
CEO       CNOOC Limited (ADR) +                                        0.39%             8          120.32           963
E         Eni SpA (ADR) +                                              0.40%            28           35.23           986
HP        Helmerich & Payne, Inc.                                      0.75%            31           59.58         1,847
NOV       National Oilwell Varco, Inc.                                 0.76%            46           40.77         1,875
PTR       PetroChina Company Limited (ADR) +                           0.39%            12           81.02           972
RDS/A     Royal Dutch Shell Plc (ADR) +                                0.41%            18           55.88         1,006
SSL       Sasol Limited (ADR) +                                        0.40%            30           33.26           998
STO       Statoil ASA (ADR) +                                          0.40%            56           17.63           987
SU        Suncor Energy Inc. +                                         0.40%            35           28.53           999
TOT       Total S.A. (ADR) +                                           0.40%            19           51.60           980

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 4th Quarter 2015 Series
                                    FT 5760


                       At the Opening of Business on the
                    Initial Date of Deposit-October 9, 2015


                                                                      Percentage
                                                                     of Aggregate    Number       Market         Cost of
Ticker Symbol and                                                      Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Price        Shares        Share      the Trust (2)
___________________________________                                  ____________    ______      _________    _____________
Financials (10.57%):
ANAT     American National Insurance Company                           0.74%            18       $  101.87     $   1,834
ACGL     Arch Capital Group Ltd. +*                                    2.00%            65           76.32         4,961
BLX      Banco Latinoamericano de Comercio Exterior, S.A. +            0.75%            76           24.57         1,867
SAN      Banco Santander S.A. (ADR) +                                  0.40%           169            5.88           994
CNA      CNA Financial Corporation                                     0.75%            53           35.18         1,865
CS       Credit Suisse Group AG (ADR) +*                               0.40%            40           24.53           981
HSBC     HSBC Holdings Plc (ADR) +                                     0.40%            24           40.79           979
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +           0.40%           153            6.50           995
MFG      Mizuho Financial Group, Inc. (ADR) +                          0.40%           250            3.97           993
NMR      Nomura Holdings, Inc. (ADR) +                                 0.40%           160            6.19           990
OFG      OFG Bancorp                                                   0.75%           194            9.56         1,855
IX       ORIX Corporation (ADR) +                                      0.39%            13           73.44           955
SEIC     SEI Investments Company                                       2.00%           100           49.62         4,962
SHG      Shinhan Financial Group Co., Ltd. (ADR) +                     0.39%            27           36.07           974
SMFG     Sumitomo Mitsui Financial Group, Inc. (ADR) +                 0.40%           122            8.13           992
Health Care (15.03%):
ANTM     Anthem, Inc.                                                  0.78%            14          137.33         1,923
CELG     Celgene Corporation *                                         2.00%            42          117.97         4,955
GILD     Gilead Sciences, Inc.                                         2.00%            49          100.81         4,940
IMS      IMS Health Holdings, Inc. *                                   2.00%           169           29.35         4,960
INCY     Incyte Corporation *                                          2.01%            48          103.44         4,965
MRK      Merck & Co., Inc.                                             0.74%            36           51.02         1,837
VIVO     Meridian Bioscience, Inc.                                     0.75%           106           17.49         1,854
DGX      Quest Diagnostics Incorporated                                0.76%            30           63.00         1,890
TARO     Taro Pharmaceutical Industries Ltd. +*                        1.98%            33          148.45         4,899
UHS      Universal Health Services, Inc. (Class B)                     2.01%            39          127.44         4,970
Industrials (14.96%):
AYI      Acuity Brands, Inc.                                           1.98%            25          195.98         4,900
ALK      Alaska Air Group, Inc.                                        1.99%            65           75.76         4,924
CPA      COPA Holdings S.A. +                                          0.75%            32           58.00         1,856
JBLU     JetBlue Airways Corporation *                                 2.00%           196           25.26         4,951
JOY      Joy Global Inc.                                               0.75%           100           18.51         1,851
LMT      Lockheed Martin Corporation                                   1.99%            23          214.37         4,931
MAS      Masco Corporation                                             2.00%           185           26.78         4,954
SSW      Seaspan Corporation +                                         0.75%           113           16.49         1,863
TGH      Textainer Group Holdings Limited +                            0.75%            94           19.74         1,856
UPS      United Parcel Service, Inc. (Class B)                         2.00%            48          103.38         4,962

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 4th Quarter 2015 Series
                                    FT 5760


                       At the Opening of Business on the
                    Initial Date of Deposit-October 9, 2015


                                                                      Percentage
                                                                     of Aggregate    Number       Market         Cost of
Ticker Symbol and                                                      Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Price        Shares        Share      the Trust (2)
___________________________________                                  ____________    ______      _________    _____________
Information Technology (14.98%):
AVX      AVX Corporation                                               0.75%           135       $   13.80     $   1,863
CDW      CDW Corporation                                               1.99%           116           42.56         4,937
CMTL     Comtech Telecommunications Corp.                              0.75%            78           23.70         1,849
GLW      Corning Incorporated                                          0.75%           103           17.97         1,851
EA       Electronic Arts Inc. *                                        1.99%            75           65.80         4,935
FFIV     F5 Networks, Inc. *                                           2.02%            42          118.93         4,995
FDS      FactSet Research Systems Inc.                                 1.97%            30          162.64         4,879
MA       MasterCard Incorporated                                       2.01%            52           95.87         4,985
TSS      Total System Services, Inc.                                   2.00%           104           47.65         4,956
XRX      Xerox Corporation                                             0.75%           177           10.53         1,864
Materials (3.39%):
AXLL     Axiall Corporation                                            0.75%            92           20.26         1,864
UFS      Domtar Corporation +                                          0.75%            47           39.34         1,849
MOS      The Mosaic Company                                            0.75%            55           33.89         1,864
PKX      POSCO (ADR) +                                                 0.40%            25           39.62           990
RS       Reliance Steel & Aluminum Co.                                 0.74%            32           57.26         1,832
Telecommunication Services (3.83%):
T        AT&T Inc.                                                     0.76%            56           33.40         1,870
FTR      Frontier Communications Corporation                           0.75%           343            5.41         1,856
NTT      Nippon Telegraph and Telephone Corporation (ADR) +            0.41%            28           35.94         1,006
ORAN     Orange (ADR) +                                                0.40%            64           15.53           994
TU       TELUS Corporation +                                           0.76%            57           32.83         1,871
VZ       Verizon Communications Inc.                                   0.75%            42           44.23         1,858
Utilities (3.00%):
EDE      The Empire District Electric Company                          0.75%            84           22.04         1,851
GXP      Great Plains Energy Incorporated                              0.75%            68           27.33         1,858
OGE      OGE Energy Corp.                                              0.75%            65           28.38         1,845
SCG      SCANA Corporation                                             0.75%            33           56.44         1,863
                                                                     _______                                    ________
         Total Investments                                           100.00%                                    $247,521
                                                                     =======                                    ========
______________________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

                 Target VIP Portfolio, 4th Quarter 2015 Series
                                    FT 5760


   At the Opening of Business on the Initial Date of Deposit-October 9, 2015


                                                                      Percentage
                                                                     of Aggregate    Number       Market         Cost of
Ticker Symbol and                                                      Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Price        Shares        Share      the Trust (2)
___________________________________                                  ____________    ______      _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (31.02%):
AZO          AutoZone, Inc. *                                          1.18%            15       $  735.31    $ 11,029
CBRL         Cracker Barrel Old Country Store, Inc.                    0.17%            11          145.14       1,597
DW           Drew Industries Incorporated                              0.60%            97           58.19       5,644
HD           The Home Depot, Inc.                                      7.49%           581          121.06      70,336
LZB          La-Z-Boy Incorporated                                     0.62%           208           27.96       5,816
LGIH         LGI Homes, Inc. *                                         0.28%            83           31.56       2,619
MHK          Mohawk Industries, Inc. *                                 0.40%            19          197.52       3,753
NLS          Nautilus, Inc. *                                          0.22%           129           15.93       2,055
NFLX         Netflix, Inc. *                                           1.05%            86          114.93       9,884
NKE          NIKE, Inc. (Class B)                                      2.33%           175          124.91      21,859
NTRI         Nutrisystem, Inc.                                         0.33%           119           26.34       3,134
NVR          NVR, Inc. *                                               0.17%             1        1,569.13       1,569
ORLY         O'Reilly Automotive, Inc. *                               1.86%            69          253.56      17,496
PZZA         Papa John's International, Inc.                           0.17%            24           67.56       1,621
PLKI         Popeyes Louisiana Kitchen, Inc. *                         0.58%            96           56.59       5,433
PCLN         The Priceline Group Inc. *                                1.53%            11        1,304.32      14,348
RRGB         Red Robin Gourmet Burgers, Inc. *                         0.50%            59           79.96       4,718
ROST         Ross Stores, Inc.                                         0.45%            86           49.02       4,216
SCI          Service Corporation International                         0.17%            56           28.22       1,580
SBUX         Starbucks Corporation                                     4.46%           704           59.46      41,859
TTS          Tile Shop Holdings, Inc. *                                0.28%           211           12.65       2,669
TJX          The TJX Companies, Inc.                                   1.16%           151           72.23      10,907
TSCO         Tractor Supply Company                                    0.28%            29           89.20       2,587
ULTA         Ulta Salon, Cosmetics & Fragrance, Inc. *                 0.30%            17          163.94       2,787
VIV FP       Vivendi S.A. #                                            0.83%           319           24.50       7,817
DIS          The Walt Disney Company                                   3.33%           299          104.61      31,278
WWE          World Wrestling Entertainment, Inc.                       0.28%           134           19.55       2,620
Consumer Staples (5.54%):
MO           Altria Group, Inc.                                        1.48%           247           56.37      13,923
CALM         Cal-Maine Foods, Inc.                                     0.17%            29           54.50       1,581
CLX          The Clorox Company                                        0.21%            16          120.18       1,923
EL           The Estee Lauder Companies Inc.                           0.25%            28           83.91       2,349
IMT LN       Imperial Tobacco Group Plc #                              0.83%           146           53.43       7,801
FIZZ         National Beverage Corp. *                                 0.17%            48           33.18       1,593
RAI          Reynolds American Inc.                                    1.83%           372           46.26      17,209
WDFC         WD-40 Company                                             0.60%            60           93.99       5,639
Energy (5.45%):
BP/ LN       BP Plc #                                                  0.83%         1,296            6.04       7,824
ENI IM       Eni SpA #                                                 0.83%           445           17.56       7,816
MPC          Marathon Petroleum Corporation                            0.49%            90           51.08       4,597
RDSB LN      Royal Dutch Shell Plc (Class B) #                         0.83%           275           28.43       7,818
STL NO       StatoilHydro ASA #                                        0.83%           446           17.52       7,816
TSO          Tesoro Corporation                                        0.23%            21          104.41       2,193
FP FP        Total S.A. #                                              0.83%           152           51.48       7,825
VLO          Valero Energy Corporation                                 0.58%            83           65.71       5,454

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 4th Quarter 2015 Series
                                    FT 5760


   At the Opening of Business on the Initial Date of Deposit-October 9, 2015


                                                                      Percentage
                                                                     of Aggregate    Number       Market         Cost of
Ticker Symbol and                                                      Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Price        Shares        Share      the Trust (2)
___________________________________                                  ____________    ______      _________    _____________
Financials (8.21%):
FCB          FCB Financial Holdings, Inc. (Class A) *                  0.55%           156       $   33.09    $  5,162
HRTG         Heritage Insurance Holdings, Inc. *                       0.28%           124           20.83       2,583
HSBA LN      HSBC Holdings Plc #                                       0.83%           961            8.15       7,827
LGEN LN      Legal & General Group Plc #                               0.83%         2,016            3.88       7,822
MCO          Moody's Corporation                                       0.95%            91           98.38       8,953
NDA SS       Nordea Bank AB #                                          0.83%           657           11.90       7,818
SEBA SS      Skandinaviska Enskilda Banken AB (Class A) #              0.83%           691           11.33       7,828
STC          Stewart Information Services Corporation                  0.40%            89           42.38       3,772
SWEDA SS     Swedbank AB #                                             0.83%           330           23.74       7,833
TMK          Torchmark Corporation                                     0.35%            56           57.90       3,242
TRV          The Travelers Companies, Inc.                             1.53%           139          103.09      14,330
Health Care (11.20%):
AAC          AAC Holdings, Inc. *                                      0.27%            94           26.76       2,515
ACET         Aceto Corporation                                         0.37%           123           28.31       3,482
ANIP         ANI Pharmaceuticals, Inc. *                               0.23%            47           45.85       2,155
ARRY         Array BioPharma Inc. *                                    0.32%           596            4.96       2,956
CHE          Chemed Corporation                                        0.17%            12          130.42       1,565
CYNO         Cynosure, Inc. *                                          0.32%            94           32.05       3,013
EW           Edwards Lifesciences Corporation *                        0.30%            19          146.27       2,779
EBS          Emergent BioSolutions Inc. *                              0.51%           160           29.72       4,755
GILD         Gilead Sciences, Inc.                                     3.38%           315          100.81      31,755
GSK LN       GlaxoSmithKline Plc #                                     0.83%           391           20.00       7,819
MD           MEDNAX, Inc. *                                            0.21%            25           78.30       1,958
MDXG         MiMedx Group, Inc. *                                      0.46%           462            9.39       4,338
NLNK         NewLink Genetics Corporation *                            0.46%           130           32.89       4,276
PAHC         Phibro Animal Health Corporation (Class A)                0.25%            75           30.84       2,313
SUPN         Supernus Pharmaceuticals, Inc. *                          0.31%           204           14.32       2,921
UNH          UnitedHealth Group Incorporated                           2.07%           167          116.08      19,385
WAT          Waters Corporation *                                      0.18%            14          119.76       1,677
ZLTQ         ZELTIQ Aesthetics, Inc. *                                 0.56%           165           31.68       5,227
Industrials (10.24%):
MMM          3M Company                                                3.33%           209          149.48      31,241
ALK          Alaska Air Group, Inc.                                    0.28%            34           75.76       2,576
ALGT         Allegiant Travel Company                                  0.18%             8          212.66       1,701
CTAS         Cintas Corporation                                        0.34%            36           89.27       3,214
CBPX         Continental Building Products, Inc. *                     0.41%           175           22.11       3,869
EXPD         Expeditors International of Washington, Inc.              0.50%            95           49.44       4,697
EXPO         Exponent, Inc.                                            0.57%           107           49.58       5,305
NSP          Insperity, Inc.                                           0.49%           103           44.94       4,629
JBLU         JetBlue Airways Corporation *                             0.23%            85           25.26       2,147
JBT          John Bean Technologies Corporation                        0.51%           121           39.18       4,741
KNL          Knoll, Inc.                                               0.51%           203           23.42       4,754
LII          Lennox International Inc.                                 0.18%            14          117.88       1,650
NOC          Northrop Grumman Corporation                              1.13%            61          173.75      10,599
PATK         Patrick Industries, Inc. *                                0.29%            63           43.40       2,734
PGTI         PGT, Inc. *                                               0.28%           199           13.34       2,655
ROL          Rollins, Inc.                                             0.17%            57           27.62       1,574
UFPI         Universal Forest Products, Inc.                           0.53%            80           62.40       4,992
VRSK         Verisk Analytics, Inc. (Class A) *                        0.31%            36           81.41       2,931

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 4th Quarter 2015 Series
                                    FT 5760


   At the Opening of Business on the Initial Date of Deposit-October 9, 2015


                                                                      Percentage
                                                                     of Aggregate    Number       Market         Cost of
Ticker Symbol and                                                      Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Price        Shares        Share      the Trust (2)
___________________________________                                  ____________    ______      _________    _____________
Information Technology (20.51%):
ATVI         Activision Blizzard, Inc.                                 0.53%           158       $   31.73    $  5,013
AAPL         Apple Inc.                                                7.50%           643          109.50      70,409
AAOI         Applied Optoelectronics, Inc. *                           0.13%            62           20.31       1,259
CTSH         Cognizant Technology Solutions Corporation *              0.93%           131           66.36       8,693
EA           Electronic Arts Inc. *                                    0.48%            68           65.80       4,474
PLUS         ePlus inc. *                                              0.27%            30           85.60       2,568
EXLS         ExlService Holdings, Inc. *                               0.58%           138           39.12       5,399
FFIV         F5 Networks, Inc. *                                       0.76%            60          118.93       7,136
FISV         Fiserv, Inc. *                                            2.98%           306           91.34      27,950
GPN          Global Payments Inc.                                      0.24%            17          132.45       2,252
IIVI         II-VI Incorporated *                                      0.47%           266           16.71       4,445
INTC         Intel Corporation                                         3.33%           962           32.52      31,284
JCOM         j2 Global, Inc.                                           0.17%            21           77.41       1,626
SWKS         Skyworks Solutions, Inc.                                  0.81%            96           79.43       7,625
SPSC         SPS Commerce, Inc. *                                      0.57%            69           76.95       5,310
VRSN         VeriSign, Inc. *                                          0.76%            96           74.71       7,172
Materials (2.77%):
BLT LN       BHP Billiton Plc #                                        0.83%           443           17.67       7,826
CF           CF Industries Holdings, Inc.                              0.08%            14           52.86         740
IOSP         Innospec Inc.                                             0.57%           100           53.40       5,340
LYB          LyondellBasell Industries N.V. +                          0.30%            29           97.50       2,828
RIO LN       Rio Tinto Plc #                                           0.83%           203           38.58       7,832
SHW          The Sherwin-Williams Company                              0.16%             6          244.21       1,465
Telecommunication Services (1.74%):
EGHT         8x8, Inc. *                                               0.35%           368            8.92       3,283
ATNI         Atlantic Tele-Network, Inc.                               0.56%            68           77.80       5,290
VOD LN       Vodafone Group Plc #                                      0.83%         2,425            3.23       7,823
Utilities (3.32%):
EDF FP       Electricite de France S.A. #                              0.83%           411           19.05       7,832
ENGI FP      Engie #                                                   0.83%           459           17.05       7,826
NG/ LN       National Grid Plc #                                       0.83%           543           14.40       7,820
SSE LN       SSE Plc #                                                 0.83%           326           24.02       7,831
                                                                     _______                                  ________
                  Total Investments                                  100.00%                                  $939,011
                                                                     =======                                  ========
___________

See "Notes to Schedules of Investments" on page 46.

                            Schedule of Investments

                                 Value Line(R)
                  Target 25 Portfolio, 4th Quarter 2015 Series
                                    FT 5760


                       At the Opening of Business on the
                    Initial Date of Deposit-October 9, 2015


                                                                      Percentage
                                                                     of Aggregate    Number       Market         Cost of
Ticker Symbol and                                                      Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(4)                                     Price        Shares        Share      the Trust (2)
___________________________________                                  ____________    ______      _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (69.83%):
AZO         AutoZone, Inc. *                                           3.76%           8         $  735.31   $   5,882
CBRL        Cracker Barrel Old Country Store, Inc.                     1.02%          11            145.14       1,597
HD          The Home Depot, Inc.                                      24.91%         322            121.06      38,981
MHK         Mohawk Industries, Inc. *                                  2.40%          19            197.52       3,753
NKE         NIKE, Inc. (Class B)                                      13.97%         175            124.91      21,859
NVR         NVR, Inc. *                                                1.00%           1          1,569.13       1,569
ORLY        O'Reilly Automotive, Inc. *                                4.21%          26            253.56       6,593
PZZA        Papa John's International, Inc.                            1.03%          24             67.56       1,621
SCI         Service Corporation International                          1.01%          56             28.22       1,580
SBUX        Starbucks Corporation                                     14.74%         388             59.46      23,070
ULTA        Ulta Salon, Cosmetics & Fragrance, Inc. *                  1.78%          17            163.94       2,787
Consumer Staples (13.03%):
CALM        Cal-Maine Foods, Inc.                                      1.01%          29             54.50       1,581
FIZZ        National Beverage Corp. *                                  1.02%          48             33.18       1,593
RAI         Reynolds American Inc.                                    11.00%         372             46.26      17,209
Health Care (2.25%):
CHE         Chemed Corporation                                         1.00%          12            130.42       1,565
MD          MEDNAX, Inc. *                                             1.25%          25             78.30       1,957
Industrials (6.16%):
ALK         Alaska Air Group, Inc.                                     1.65%          34             75.76       2,576
ALGT        Allegiant Travel Company                                   1.09%           8            212.66       1,701
JBLU        JetBlue Airways Corporation *                              1.37%          85             25.26       2,147
LII         Lennox International Inc.                                  1.05%          14            117.88       1,650
ROL         Rollins, Inc.                                              1.00%          57             27.62       1,574
Information Technology (8.73%):
FISV        Fiserv, Inc. *                                             3.56%          61             91.34       5,572
GPN         Global Payments Inc.                                       1.44%          17            132.45       2,252
JCOM        j2 Global, Inc.                                            1.04%          21             77.41       1,626
SWKS        Skyworks Solutions, Inc.                                   2.69%          53             79.43       4,210
                                                                     _______                                  ________
                 Total Investments                                   100.00%                                  $156,505
                                                                     =======                                  ========
___________

See "Notes to Schedules of Investments" on page 46.

Page 45


                     NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on October 9, 2015. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                         Cost of Securities       Profit
                                                                         to Sponsor               (Loss)
                                                                         __________________       _________
The Dow(R) Target 5 Portfolio, 4th Quarter 2015 Series                   $ 134,920                $  (233)
The Dow(R) Target Dividend Portfolio, 4th Quarter 2015 Series              160,846                   (257)
Global Target 15 Portfolio, 4th Quarter 2015 Series                        141,014                   (998)
S&P Target 24 Portfolio, 4th Quarter 2015 Series                           160,442                   (130)
S&P Target SMid 60 Portfolio, 4th Quarter 2015 Series                      172,177                   (515)
Target Diversified Dividend Portfolio, 4th Quarter 2015 Series             159,208                   (567)
Target Dividend Multi-Strategy Portfolio, 4th Quarter 2015 Series          290,903                 (1,727)
Target Double Play Portfolio, 4th Quarter 2015 Series                      282,887                    (74)
Target Focus Four Portfolio, 4th Quarter 2015 Series                       460,498                   (830)
Target Global Dividend Leaders Portfolio, 4th Quarter 2015 Series          157,842                   (820)
Target Growth Portfolio, 4th Quarter 2015 Series                           136,881                   (157)
Target Triad Portfolio, 4th Quarter 2015 Series                            248,145                   (624)
Target VIP Portfolio, 4th Quarter 2015 Series                              941,620                 (2,609)
Value Line(R) Target 25 Portfolio, 4th Quarter 2015 Series                 156,336                    169

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of the investments of the Trusts as indicated:

   The Dow(R) Target Dividend Portfolio, 4th Quarter 2015 Series, 10.00%
       (consisting of Canada, 5.00% and Ireland, 5.00%)

   S&P Target 24 Portfolio, 4th Quarter 2015 Series, 1.76%
       (consisting of The Netherlands, 1.76%)

   S&P Target SMid 60 Portfolio, 4th Quarter 2015 Series, 4.44%
       (consisting of Bermuda, 2.22% and Canada, 2.22%)

   Target Diversified Dividend Portfolio, 4th Quarter 2015 Series, 14.99%
       (consisting of Bermuda, 2.50%; Canada, 5.01%; Hong Kong, 2.50% and Panama, 4.98%)

   Target Dividend Multi-Strategy Portfolio, 4th Quarter 2015 Series, 47.96%
       (consisting of Australia, 1.25%; Bermuda, 0.63%; Canada, 2.50%; China, 6.68%; France, 5.00%; Hong Kong, 2.30%; Ireland, 1.24%; Italy, 1.25%; The Netherlands, 1.25%; Norway, 1.25%; Panama, 1.25%; Sweden, 3.75% and United Kingdom, 19.61%)

   Target Double Play Portfolio, 4th Quarter 2015 Series, 5.00%
       (consisting of Canada, 2.50% and Ireland, 2.50%)

Page 46


   Target Focus Four Portfolio, 4th Quarter 2015 Series, 14.34%
       (consisting of Bermuda, 0.67%; Canada, 2.97%; China, 1.20%; France, 0.80%; India, 0.40%; Ireland, 1.50%; Italy, 0.40%; Japan, 2.80%;
       The Netherlands, 0.40%; Norway, 0.40%; South Africa, 0.40%; South Korea, 0.80%; Spain, 0.40%; Switzerland, 0.40% and United Kingdom, 0.80%)

   Target Global Dividend Leaders Portfolio, 4th Quarter 2015 Series, 39.99%
       (consisting of Brazil, 4.00%; Canada, 3.99%; China, 3.99%; Greece, 2.00%; Hong Kong, 2.00%; Ireland, 2.00%; Norway, 4.00%; South Africa, 1.99%; Taiwan, 8.01% and United Kingdom, 8.01%)

   Target Growth Portfolio, 4th Quarter 2015 Series, 6.72%
       (consisting of Bermuda, 3.35% and Israel, 3.37%)

   Target Triad Portfolio, 4th Quarter 2015 Series, 18.47%
       (consisting of Bermuda, 2.75%; Canada, 2.31%; China, 1.18%; France, 0.80%; Hong Kong, 0.75%; India, 0.40%; Israel, 1.98%; Italy, 0.40%;
       Japan, 2.80%; The Netherlands, 0.41%; Norway, 0.40%; Panama, 1.50%; South Africa, 0.40%; South Korea, 0.79%; Spain, 0.40%; Switzerland, 0.40% and United Kingdom, 0.80%)

   Target VIP Portfolio, 4th Quarter 2015 Series, 16.90%
       (consisting of Australia, 0.83%; France, 3.32%; Italy, 0.83%; The Netherlands, 1.13%; Norway, 0.83%; Sweden, 2.49% and United Kingdom, 7.47%)

(5) Securities of companies in the following sectors comprise the percentage of the investments of the Global Target 15 Portfolio, 4th Quarter 2015 Series as indicated:
Consumer Discretionary, 19.99%; Energy, 6.66%; Financials, 33.35%; Health Care, 13.33%; Industrials, 13.34% and Telecommunication Services, 13.33%

(6) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs comprise the percentage of the investments of the Trusts as indicated:
S&P Target SMid 60 Portfolio, 4th Quarter 2015 Series, 5.55%
Target Focus Four Portfolio, 4th Quarter 2015 Series, 1.66%
Target Global Dividend Leaders Portfolio, 4th Quarter 2015 Series, 20.00%

(7) Companies in the Global Target 15 Portfolio, 4th Quarter 2015 Series are categorized by the country in which their corporate headquarters are located. This Security represents the common stock of a company incorporated in a country other than the country in which it is headquartered.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

*  This Security represents a non-income producing security.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 5760, consists of 14 separate portfolios set forth below:

- Dow(R)Target 5 4Q '15 - Term 1/9/17
  (The Dow(R) Target 5 Portfolio, 4th Quarter 2015 Series)
- Dow(R) Target Dvd. 4Q '15 - Term 1/9/17
  (The Dow(R) Target Dividend Portfolio, 4th Quarter 2015 Series)
- Global Target 15 4Q '15 - Term 1/9/17
  (Global Target 15 Portfolio, 4th Quarter 2015 Series)
- S&P Target 24 4Q '15 - Term 1/9/17
  (S&P Target 24 Portfolio, 4th Quarter 2015 Series)
- S&P Target SMid 60 4Q '15 - Term 1/9/17
  (S&P Target SMid 60 Portfolio, 4th Quarter 2015 Series)
- Target Divsd. Dvd. 4Q '15 - Term 1/9/17
  (Target Diversified Dividend Portfolio, 4th Quarter 2015 Series)
- Target Dvd. Multi-Strat. 4Q '15 - Term 1/9/17
  (Target Dividend Multi-Strategy Portfolio, 4th Quarter 2015 Series)
- Target Dbl. Play 4Q '15 - Term 1/9/17
  (Target Double Play Portfolio, 4th Quarter 2015 Series)
- Target Focus 4 4Q '15 - Term 1/9/17
  (Target Focus Four Portfolio, 4th Quarter 2015 Series)
- Target Global Dvd. Leaders 4Q '15 - Term 1/9/17
  (Target Global Dividend Leaders Portfolio, 4th Quarter 2015 Series)
- Target Growth 4Q '15 - Term 1/9/17
  (Target Growth Portfolio, 4th Quarter 2015 Series)
- Target Triad 4Q '15 - Term 1/9/17
  (Target Triad Portfolio, 4th Quarter 2015 Series)
- Target VIP 4Q '15 - Term 1/9/17
  (Target VIP Portfolio, 4th Quarter 2015 Series)
- Value Line(R) Target 25 4Q '15 - Term 1/9/17
  (Value Line(R) Target 25 Portfolio, 4th Quarter 2015 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.


An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.


We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

                        The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The Dow(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow(R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Value Trust.


           The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

- Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend

Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

                Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(R), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


                  S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

- Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

- Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

- Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.


               S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:
      - Price to cash flow;
      - 12-month change in return on assets; and
      - 3-month price appreciation.

Step 4: We eliminate any registered investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.


           Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:
      - Minimum market capitalization of $250 million;
      - Minimum three-month average daily trading volume of $1.5 million;
        and
      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:
      - Indicated dividend yield - 50%;
      - Price-to-book - 25%; and
      - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major S&P Global Industry
Classification Standard ("GICS(R)") market sectors with the highest combined ranking on the three factors. In the event of a tie, the stock with the better price-to-book ratio is selected.

         Target Dividend Multi-Strategy Portfolio

The composition of the Target Dividend Multi-Strategy Portfolio on the Initial Date of Deposit is as follows:

- Approximately 25% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 25% of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 25% of the portfolio is composed of common stocks which comprise the Global Target 15 Strategy; and

- Approximately 25% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the Global Target 15 Strategy and the Target Diversified Dividend Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "Global Target 15 Portfolio" and "Target Diversified Dividend Portfolio," respectively. The Securities which comprise the European Target 20 Strategy were selected as follows:

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France,
Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

               Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to seek to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line(R) Target 25 Strategy. Stocks of financial companies, as defined by S&P's GICS(R), and the stocks of companies whose shares are not listed on a U.S. securities exchange are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6- month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to seek to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target
SMid 60 Portfolio" and "Double Play Portfolio," respectively. The
Securities which comprise The NYSE(R) International Target 25 Strategy were selected as follows:

NYSE(R) International Target 25 Strategy:

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:
      - Price-to-book; and
      - Price to cash flow.
      Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.

         Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:
      - Domestic equity - all U.S. stocks.
      - International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of American Depositary Receipts/ADRs.
      - REITs - all U.S. REITs.

Step 2: Registered investment companies and limited partnerships are excluded from all universes. REITs are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:
      - Market capitalization greater than $1 billion.
      - Three-month average daily trading volume greater than $1 million.
      - Current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings, subject to a maximum of four stocks from any one of the ten major market sectors for both the domestic and international equity universes. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.
      - 40% domestic equity.
      - 40% international equity.
      - 20% REITs.

                  Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:
      - Minimum market capitalization of $6 billion;

      - Minimum three month average daily trading volume of $5 million; and
      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:
      - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);
      - Change in return on assets; and
      - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major GICS(R) market sectors. In the event of a tie, the stock with the higher sustainable growth rate is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered to be a Large-Cap Growth Trust.


                  Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to seek above-average total return, has been developed to seek to address this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25 Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Focus Four Portfolio," "Target Diversified Dividend Portfolio" and "Target Growth Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                   Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the European Target 20 Strategy, the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Dividend Multi-Strategy Portfolio," "S&P Target 24 Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, The Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market(R) (excluding limited partnerships, American Depositary Receipts/ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

              Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products.


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Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

"Value Line," "The Value Line Investment Survey" and "Timeliness" are trademarks or registered trademarks of Value Line, Inc. and/or its affiliates ("Value Line") that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target VIP Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and Target Triad Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500 Index, S&P 1000(R) Index, S&P MidCap 400(R) Index, S&P SmallCap 600(R) Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Four of the Securities in the S&P Target 24 Portfolio and four of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 41.75% and 64.62%, respectively, of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, there is no assurance that this will continue in the future and no way to predict how quickly interest rates will rise once central banks change their current position. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 5 Portfolio is concentrated in stocks of health care and industrial companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio, the S&P Target SMid 60 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target Global Dividend Leaders Portfolio are concentrated in stocks of financial companies. The S&P Target 24 Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Growth Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of consumer product companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer product companies.

Financials. Companies in the financial services sector include banks, thrifts, brokerage firms, broker/dealers, investment banks, finance companies, mutual fund companies and insurance companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

The financial crisis, initially related to the subprime mortgage market, spread to other parts of the economy, and subsequently affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. Furthermore, participants may be subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

Recently enacted laws and regulations, and proposed legislation, call for swift government intervention into the financial markets. The Dodd-Frank Wall Street Reform and Consumer Act ("Dodd-Frank") established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a nonbank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the Federal Reserve Board ("FRB"), the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. The FRB recently issued a final rule which establishes requirements for determining when a company is predominantly engaged in financial activities. While the final rule does not designate any companies for additional supervision or regulation, these companies could be subject to the requirements of the Bank Holding Act of 1956 ("BHC Act"). These companies could be required to register as bank holding companies with the FRB and could be subject to capital and other regulatory requirements of traditional banks, among other potential new or enhanced regulatory standards. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies. Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Dodd-Frank also established the Treasury's Federal Insurance Office. The Federal Insurance Office has the authority to monitor all aspects of the insurance sector, monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Health Care. General risks of health care companies involve extensive competition, generic drug sales, the loss of patent protection, product liability litigation and evolving government regulation. For example, the Health Care and Education Affordability Reconciliation Act of 2010 (the "Act"), passed into law in March 2010, has had and will continue to have a significant impact on the health care sector. The goal of the legislation is to provide health insurance coverage for those who do not have it. The measure requires most Americans to purchase health insurance coverage; will add approximately 16 million people to the Medicaid rolls; and will subsidize private coverage for low- and middle-income people. The Act also regulates private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will continue to take place over the next several years and has initially been met with significant setbacks. Implementation of the Act could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. The long-term effects of the Act and any other legislative proposals on the health care sector remain uncertain and cannot be predicted. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that a product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.


Industrials. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.


Utilities. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.


Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.


Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.

REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Hong Kong and China. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong Special Administrative Region ("Hong Kong") and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.

China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

United Kingdom. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is one of 28 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Foreign Securities. Certain of the Securities held by certain of the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. A foreign Security held by a Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, Target Dividend Multi-Strategy Portfolio and Target VIP Portfolio is maintained by: Hongkong and Shanghai Banking Corporation, Hong Kong for Hong Kong Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities held by certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc. or Reynolds American Inc., or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.


           Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(R), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(R). The Dow Jones Industrial Average is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries with the exception of transportation and utilities. While stock selection is not governed by quantitative rules, a stock typically is added to the index only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

S&P 1000(R) Index. The S&P 1000(R) Index is a combination of the S&P MidCap 400(R) (the most widely used index for mid-size companies) and the S&P SmallCap 600(R) (an index of 600 U.S. small-cap companies), where the S&P MidCap 400(R) represents approximately 70% of the index and S&P SmallCap 600(R) represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.

                                             COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
           (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                             Hypothetical Strategy Total Returns(1)(4)

                       The Dow(R)                                                 Target           Target
         The Dow(R)      Target       Global           S&P        S&P Target    Diversified       Dividend
          Target 5      Dividend     Target 15       Target 24     SMid 60       Dividend      Multi-Strategy
Year      Strategy      Strategy     Strategy        Strategy      Strategy      Strategy         Strategy
----     ---------     ---------     ---------       ---------    ----------    -----------    --------------
1972      18.82%
1973      17.45%
1974      -7.61%
1975      62.73%
1976      38.70%
1977       3.06%
1978      -1.42%
1979       7.28%
1980      38.52%
1981       1.13%
1982      40.83%
1983      34.08%
1984       8.44%
1985      35.81%
1986      28.12%                                      18.13%
1987       8.35%                       14.71%          1.75%
1988      18.78%                       20.69%          4.27%
1989       7.85%                       14.27%         22.30%
1990     -18.03%                        0.43%          6.41%
1991      59.61%                       39.66%         40.30%
1992      20.51%        28.68%         24.00%         -1.82%
1993      31.25%        18.18%         62.08%          8.01%
1994       5.30%        -8.55%        -10.24%          4.76%
1995      27.89%        46.86%         11.25%         38.91%        24.20%        26.94%           28.23%
1996      23.33%        16.12%         19.24%         31.21%        13.31%        15.03%           18.13%
1997      16.99%        40.57%         -8.98%         30.01%        42.22%        26.04%           20.42%
1998       9.78%         2.95%         10.88%         39.77%         4.94%        13.00%           14.42%
1999      -9.57%        -6.65%          5.94%         41.07%        24.00%        17.62%            7.40%
2000       8.12%        25.82%          2.01%          3.84%        14.17%        19.89%           12.60%
2001      -5.12%        40.62%         -1.26%        -11.07%        32.13%        29.69%           13.99%
2002     -12.95%        -0.84%        -14.50%        -19.24%        -5.22%       -10.36%          -10.89%
2003      20.04%        32.08%         35.65%         23.08%        45.52%        47.16%           36.55%
2004       9.49%        18.86%         28.98%         13.52%        23.61%        20.58%           23.64%
2005      -3.08%         2.24%         11.28%          3.60%         3.16%         2.02%            5.37%
2006      38.62%        17.58%         39.78%          1.40%        19.78%        15.47%           26.25%
2007       1.55%         1.06%         14.04%          3.14%        -9.59%        -3.81%            5.11%
2008     -50.45%       -39.55%        -43.43%        -29.43%       -37.61%       -37.03%          -45.18%
2009      17.11%        14.29%         49.02%         12.01%        60.15%        40.92%           36.48%
2010      10.02%        15.68%          9.09%         18.07%        15.16%        20.26%            9.09%
2011      16.79%         5.56%         -8.40%          6.87%        -8.76%         3.19%           -2.50%
2012       9.18%         4.90%         24.93%          7.93%        20.47%        10.81%           11.02%
2013      38.30%        28.69%         16.27%         42.21%        37.49%        31.67%           25.66%
2014      11.35%        12.81%         10.09%          6.98%        -0.21%         5.23%            5.49%
2015      -2.31%        -9.19%        -10.36%         -2.54%       -10.57%       -13.58%          -12.95%
(thru 9/30)

                                             COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
           (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                             Hypothetical Strategy Total Returns(1)(4)

                                      Target
                        Target        Global
          Target        Focus        Dividend        Target         Target        Target      Value Line(R)
       Double Play       Four        Leaders         Growth         Triad          VIP          Target 25
Year     Strategy      Strategy      Strategy       Strategy       Strategy      Strategy        Strategy
----   -----------     ---------     --------       --------       --------      --------     -------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                              32.00%
1986                                                                                              20.23%
1987                                                                                              16.95%
1988                                                                                              -9.38%
1989                                                                                              48.21%
1990                                                                               -0.83%          3.17%
1991                                                                               57.13%         83.79%
1992     12.24%                                                                     4.15%         -2.62%
1993     21.45%                                                                    22.10%         25.06%
1994      1.73%                                                                     2.10%         12.20%
1995     49.29%                                       29.61%                       42.94%         52.21%
1996     35.13%         26.59%                        24.96%         21.04%        38.72%         54.25%
1997     36.94%         37.28%                        41.11%         34.89%        25.86%         33.93%
1998     47.05%         31.03%         1.63%          37.13%         27.57%        51.29%         91.05%
1999     52.70%         45.16%        12.47%          33.76%         31.99%        48.84%        111.28%
2000      7.04%          9.69%         4.69%           8.36%         11.99%        -4.48%        -10.38%
2001     19.96%         20.23%         6.99%          -4.20%          4.99%       -11.25%         -0.08%
2002    -12.58%        -11.05%        -7.55%         -10.80%        -11.54%       -21.29%        -23.88%
2003     35.47%         38.90%        48.16%          34.00%         38.41%        34.80%         39.35%
2004     20.25%         21.63%        24.56%          16.71%         18.61%        13.08%         21.81%
2005     10.88%          8.93%        11.67%          17.09%         12.37%         6.79%         19.73%
2006      8.92%         14.25%        29.55%          16.82%         17.64%        11.89%          0.71%
2007     12.22%          7.02%        22.18%          19.93%         13.46%         9.29%         23.59%
2008    -45.63%        -43.35%       -30.12%         -52.52%        -47.49%       -45.88%        -51.40%
2009      8.38%         27.38%        53.37%          18.19%         27.34%        12.06%          3.15%
2010     22.06%         17.91%        20.19%          17.13%         16.45%        18.32%         28.62%
2011    -12.20%        -11.56%         0.35%         -12.53%         -8.29%        -2.02%        -29.26%
2012      9.41%         12.71%        12.75%           5.77%          7.57%        12.26%         14.22%
2013     31.17%         31.46%        25.24%          37.13%         33.31%        36.18%         34.01%
2014     11.20%          5.85%         3.15%           6.29%          4.59%         6.17%          9.99%
2015    -11.42%        -11.26%       -16.25%          -2.63%         -3.74%        -8.50%        -13.31%
(thru 9/30)

                                             COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

                                                       Index Total Returns(4)

                      Dow
                     Jones                                                                            Cumulative
                      U.S.                                                                MSCI All     Interna-
                     Select                             Russell                  Hang      Country      tional
                    Dividend     S&P 500    S&P 1000    3000(R)                  Seng       World       Index
Year    DJIA(R)    Index(sm)      Index      Index       Index     FT Index     Index       Index     Returns(3)
----    --------   ---------     -------    --------    -------    --------     -----     --------    ----------
1972      18.48%                 19.00%
1973     -13.28%                -14.69%
1974     -23.58%                -26.47%
1975      44.75%                 37.23%
1976      22.82%                 23.93%
1977     -12.84%                 -7.16%
1978       2.79%                  6.57%
1979      10.55%                 18.61%
1980      22.17%                 32.50%
1981      -3.57%                 -4.92%
1982      27.11%                 21.55%
1983      25.97%                 22.56%
1984       1.31%                  6.27%
1985      33.55%                 31.72%
1986      27.10%                 18.67%
1987       5.48%                  5.25%                            38.32%    -10.02%                      11.26%
1988      16.14%                 16.56%                             7.03%     16.05%                      13.07%
1989      32.19%                 31.62%                            24.53%      5.52%                      20.75%
1990      -0.56%                 -3.19%                            10.36%      6.74%                       5.51%
1991      24.19%                 30.33%                            14.88%     42.46%                      27.17%
1992       7.41%    22.65%        7.61%                            -2.18%     28.89%                      11.37%
1993      16.93%    14.59%       10.04%                            20.25%    123.33%                      53.50%
1994       5.01%    -0.19%        1.30%                             1.19%    -30.00%                      -7.93%
1995      36.87%    42.80%       37.50%     30.69%      36.57%     17.83%     27.30%                      27.33%
1996      28.89%    25.08%       22.89%     19.85%      21.63%     20.55%     37.50%                      28.98%
1997      24.94%    37.83%       33.31%     30.26%      31.67%     16.44%    -17.66%                       7.91%
1998      18.15%     4.33%       28.55%     13.20%      24.11%     12.20%     -2.72%      21.97%           9.21%
1999      27.21%    -4.08%       21.03%     14.11%      20.96%     17.44%     73.42%      26.82%          39.36%
2000      -4.71%    24.86%       -9.10%     15.86%      -7.30%    -18.58%     -9.36%     -13.94%         -10.88%
2001      -5.43%    13.09%      -11.88%      1.45%     -11.43%    -23.67%    -22.39%     -15.91%         -17.16%
2002     -14.97%    -3.94%      -22.09%    -14.54%     -21.53%    -29.52%    -15.60%     -18.98%         -20.03%
2003      28.23%    30.16%       28.65%     36.61%      31.02%     26.27%     41.82%      34.63%          32.11%
2004       5.30%    18.14%       10.87%     18.39%      11.93%     20.80%     16.95%      15.75%          14.35%
2005       1.72%     3.79%        4.90%     10.93%       6.10%     12.45%      8.68%      11.37%           7.62%
2006      19.03%    19.54%       15.76%     11.89%      15.67%     40.25%     38.58%      21.53%          32.62%
2007       8.87%    -5.16%        5.56%      5.18%       5.16%      0.10%     42.83%      12.18%          17.27%
2008     -31.92%   -30.97%      -36.99%    -34.67%     -37.32%    -54.74%    -46.03%     -41.85%         -44.23%
2009      22.70%    11.13%       26.46%     33.48%      28.29%     33.98%     56.52%      35.41%          37.73%
2010      14.10%    18.32%       15.08%     26.55%      16.93%     13.44%      8.29%      13.21%          11.94%
2011       8.34%    12.42%        2.08%     -0.92%       1.00%    -13.70%    -17.27%      -6.86%          -7.55%
2012      10.23%    10.84%       15.98%     17.40%      16.41%     27.18%     27.66%      16.80%          21.69%
2013      29.63%    29.06%       32.36%     35.87%      33.55%     32.71%      6.55%      23.44%          22.96%
2014      10.02%    15.36%       13.66%      8.54%      12.53%     -5.04%      5.28%       4.71%           3.42%
2015      -6.93%    -5.75%       -5.27%     -4.90%      -5.44%     -2.39%     -8.77%      -6.65%          -6.03%
(thru 9/30)

______________________

See "Notes to Comparison of Hypothetical Total Return" on page 68.

Page 67


             NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000 Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, hypothetical Total Return on the Hang Seng Index does not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index:

                                            Hypothetical
                                              Average
                                              Annual
Strategy                                    Total Return     Corresponding Index                              Index Returns
--------                                    ------------     -------------------                              -------------
The Dow(R) Target 5 Strategy                  12.78%         DJIA(R) (from 12/31/71 through 12/31/14)            10.94%
The Dow(R) Target Dividend Strategy           12.08%         Dow Jones U.S. Select Dividend Index(sm)            12.26%
                                                             S&P 500 Index (from 12/31/91 through 12/31/14)       9.36%
Global Target 15 Strategy                     11.38%         Cumulative International Index                      10.38%
S&P Target 24 Strategy                        11.24%         S&P 500 Index (from 12/31/85 through 12/31/14)      10.67%
S&P Target SMid 60 Strategy                   13.68%         S&P 1000 Index                                      12.52%
Target Diversified Dividend Strategy          13.03%         Russell 3000(R) Index                                9.94%
Target Dividend Multi-Strategy                10.29%         S&P 500 Index (from 12/31/94 through 12/31/14)       9.84%
Target Double Play Strategy                   14.27%         S&P 500 Index (from 12/31/91 through 12/31/14)       9.36%
Target Focus Four Strategy                    13.06%         S&P 500 Index (from 12/31/95 through 12/31/14)       8.55%
Target Global Dividend Leaders Strategy       12.38%         MSCI All Country World Index                         5.99%
Target Growth Strategy                        11.50%         S&P 500 Index (from 12/31/94 through 12/31/14)       9.84%
Target Triad Strategy                         11.22%         S&P 500 Index (from 12/31/95 through 12/31/14)       8.55%
Target VIP Strategy                           12.06%         S&P 500 Index (from 12/31/89 through 12/31/14)       9.60%
Value Line(R) Target 25 Strategy              16.91%         S&P 500 Index (from 12/31/84 through 12/31/14)      11.32%

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) The combination of the DJIA(R), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(R).

The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(R), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Bloomberg L.P., Compustat and FactSet.

            PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


Page 68


                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's


Page 69


assets on approximately the twentieth day of each month from January 20, 2016 through March 18, 2016. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________________________________________________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the Rollover, redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of a Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described in this section on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee


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Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value


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of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
____________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS

Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trusts' FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Trust Status.

The Trusts are considered grantor trusts under federal tax laws. In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by Unit holders is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. As a result, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year. This is also true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Under the "Health Care and Education Reconciliation Act of 2010," income from a Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Assets of the Trusts.

Each Trust may hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and/or (ii) equity interests (the "REIT Shares") in REITs that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Income from the Trusts.

Under the applicable federal income tax reporting rules relating to grantor trusts such as the Trusts, the Trustee reports the income of the Trust to brokers and dealers (or if the Units are held directly by the investor, the investor) using factors that enable the broker or dealers to determine taxability. A Form 1099 is then generally issued reflecting the income as determined using the factors.

Because the time income is recognized by the Trust may differ from the time a distribution is made to you, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year.

Dividends from Stocks.

Ordinary income dividends received by an individual Unit holder from a grantor trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates.

Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information, or factors, provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital). Trusts that are grantor trusts provide basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of a Trust as a separate item.

If you reinvest the proceeds of a disposition of your Units or a disposition of assets by the Trust, all or a portion of any loss you may recognize on the disposition may be disallowed if your reinvestment is in stocks held directly or indirectly through the Trust.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units in a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. YOU WILL NOT RECOGNIZE GAIN OR LOSS IF YOU ONLY RECEIVE WHOLE TRUST ASSETS IN EXCHANGE FOR THE IDENTICAL AMOUNT OF YOUR PRO RATA PORTION OF THE SAME TRUST ASSETS HELD BY YOUR TRUST. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Foreign, State and Local Taxes.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.


Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.


If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments), or possibly if a Trust owns 10% or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If the Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Foreign Investors.


Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements. After December 31, 2018, proceeds from the disposition of Units and the allocation of proceeds from the sale of Securities may also be subject to withholding unless certain conditions are met.


Regulated Investment Company Trusts.
------------------------------------

The following discussion pertains to the S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Each Trust intends to qualify as a "RIC" under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust shares and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends, and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from your Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock
Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

The Trusts will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED
ON THE VALUE AT THAT TIME OF THE UNITS AND THE AMOUNT OF CASH RECEIVED.
The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any PFICs, which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trusts (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trusts (or the Portfolio
Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met.


Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.


Foreign Tax Credit.

If at least 50% of the value of the total assets of a Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of a Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.


Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities (although it should be noted that the U.K. government has announced that from April 2016 the tax credit for individuals receiving a dividend from a U.K. company is to be abolished and replaced with a new annual dividend allowance).

As a U.S. resident Unit holder, you will not be able to claim any refund of any tax credit for dividends paid by U.K. companies.


Taxation of Capital Gains. U.S. investors who are not resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment (or in certain other limited cases a branch or agency), or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S. federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A purchase of Securities issued by a U.K. incorporated company (such as some of the Securities listed in the FT Index) will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") needing to be paid by the purchaser. The Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target VIP Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio or the Target VIP Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio or the Target Dividend Multi-Strategy Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio or the Target Dividend Multi-Strategy Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio or the Target Dividend Multi-Strategy Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and

Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For all Trusts, upon termination of a Trust for remaining Unit holders, amounts in the Income and Capital Accounts will be distributed to Unit holders. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target Dividend Multi-Strategy Portfolio, Target Focus Four Portfolio, Target Triad Portfolio or Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Account Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.


Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.


The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $280 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2014, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $54,052,619 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at 800-621-1675, dept. code 1. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The NASDAQ OMX Group, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by The NASDAQ OMX Group, Inc. (including its affiliates) ("Nasdaq," with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                             First Trust(R)

                  Dow(R) Target 5 4Q '15 - Term 1/9/17
                 Dow(R) Target Dvd. 4Q '15 - Term 1/9/17
                  Global Target 15 4Q '15 - Term 1/9/17
                   S&P Target 24 4Q '15 - Term 1/9/17
                 S&P Target SMid 60 4Q '15 - Term 1/9/17
                 Target Divsd. Dvd. 4Q '15 - Term 1/9/17
              Target Dvd. Multi-Strat. 4Q '15 - Term 1/9/17
                  Target Dbl. Play 4Q '15 - Term 1/9/17
                   Target Focus 4 4Q '15 - Term 1/9/17
             Target Global Dvd. Leaders 4Q '15 - Term 1/9/17
                   Target Growth 4Q '15 - Term 1/9/17
                    Target Triad 4Q '15 - Term 1/9/17
                     Target VIP 4Q '15 - Term 1/9/17
              Value Line(R) Target 25 4Q '15 - Term 1/9/17
                                 FT 5760

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                              800-621-1675

 FTPS Unit Servicing Agent:                    Trustee:
      FTP Services LLC               The Bank of New York Mellon
   120 East Liberty Drive                 101 Barclay Street
   Wheaton, Illinois 60187             New York, New York 10286
 800-621-1675, dept. code 1                  800-813-3074
                                        24-Hour Pricing Line:
                                             800-446-0132
                              Please refer to the "Summary of Essential
                             Information" for each Trust's Product Code.

                        ________________________

    When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL
    THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD
                  IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.

                        ________________________

This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

             - Securities Act of 1933 (file no. 333-206317) and

             - Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

     Information about the Trusts is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

         Write: Public Reference Section of the SEC, 100 F Street, N.E.,
                Washington, D.C. 20549
e-mail address: publicinfo@sec.gov


                                October 9, 2015


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                              First Trust(R)

                               The FT Series

                          Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 5760 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated October 9, 2015. Capitalized terms have been defined in the prospectus.


                             Table of Contents

Dow Jones & Company, Inc.                                       1
The NASDAQ OMX Group, Inc.                                      2
Value Line Publishing, Inc.                                     2
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Dividends                                                    4
   REITs                                                        4
   Hong Kong and China                                          5
   United Kingdom                                               6
   Foreign Issuers                                              7
   Emerging Markets                                             8
   Exchange Rates                                               8
   Small and/or Mid Capitalization Companies                   12
Litigation
   Tobacco Industry                                            12
Concentrations
   Concentration Risk                                          13
   Consumer Products                                           13
   Financials                                                  13
   Health Care                                                 18
   Industrials                                                 18
   Utilities                                                   19
Securities
   The Dow(R) DART 5 Strategy Stocks                           20
   The Dow(R) Target 5 Strategy Stocks                         20
   The Dow(R) Target Dividend Strategy Stocks                  20
   European Target 20 Strategy Stocks                          21
   Global Target 15 Strategy Stocks                            23
   Nasdaq(R) Target 15 Strategy Stocks                         24
   NYSE(R) International Target 25 Strategy Stocks             25
   S&P Target 24 Strategy Stocks                               26
   S&P Target SMid 60 Strategy Stocks                          28
   Target Diversified Dividend Strategy Stocks                 31
   Target Global Dividend Leaders Strategy Stocks              34
   Target Growth Strategy Stocks                               37
   Target Small-Cap Strategy Stocks                            39
   Value Line(R) Target 25 Strategy Stocks                     41

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use. Standard & Poor's(R), S&P(R), S&P 500(R), S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones

Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500 Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The NASDAQ OMX Group, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The NASDAQ OMX Group, Inc. (which with its affiliates is the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain

VLP trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLP without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE(R)
International Target 25 Strategy; recommend that any person invest in the NYSE(R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Strategy; consider the needs of the NYSE(R) International Target 25 Strategy or the owners of the NYSE(R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE(R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25 Strategy, the owners of the NYSE(R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Hong Kong and China. Hong Kong's free market economy is highly dependent on international trade and finance. The value of the goods and services trade, which includes a large share of re-exports, is about four times GDP. Hard alcohol, tobacco, hydrocarbon oil, and methyl alcohol are the only four commodities which are subject to excise duties by Hong Kong. Hong Kong does not have any quotas or dumping laws. Due to Hong Kong's open economy, Hong Kong was exposed to the global economic slowdown that began in 2008. Hong Kong has increasingly sought integration with China through trade, tourism, and financial links. Although this integration helped Hong Kong to recover more quickly than anticipated initially, Hong Kong again faces a possible slowdown as exports to Europe and the United States have decreased.

Hong Kong's government promotes the Special Administrative Region (SAR) as be the site for Chinese renminbi (RMB) internationalization. Residents of Hong Kong are now permitted to establish RMB-denominated savings accounts. Further, RMB-denominated corporate and Chinese government bonds have been issued in Hong Kong and RMB trade settlement is now allowed in Hong Kong. In 2010, due to the growth of earnings from exports to China, Hong Kong far exceeded the RMB conversion quota set by Beijing for trade settlements. Deposits of RMB grew to roughly 9.1% of Hong Kong's total system deposits by the end of 2012, which was an increase of 59% from 2011. Hong Kong's government is pursuing efforts to introduce additional use of RMB in its financial markets and is seeking to expand the Beijing set RMB quota.

China has long been Hong Kong's largest trading partner and China accounts for roughly half of Hong Kong's exports by value. Natural resources are limited in Hong Kong, which creates the need for food and raw material imports. China has eased travel restrictions to Hong Kong and as a result the number of tourists from China to travel to Hong Kong has greatly increased from 4.5 million in 2001 to 34.9 million in 2012. In 2012, tourists from China outnumbered visitors from all other countries combined. Hong Kong has also established the Hong Kong Stock Exchange as the premier stock market for Chinese firms who seek to list abroad. In 2012, companies from mainland China constituted close to 46.6% of the firms listed on the Hong Kong Stock Exchange. These companies also accounted for about 57.4% of the Exchange's market capitalization. In the past decade, the service industry in Hong Kong has grown rapidly as Hong Kong's manufacturing industry moved to mainland China. Economic growth slowed to 5% in 2011, and further to less than 2% in 2012. Inflation rose to 4.1% in 2012 as a result of credit expansion and tight housing supply conditions. Lower and middle income segments of the population are increasingly unable to afford adequate housing. Hong Kong's currency is linked closely to the United States dollar, maintaining an arrangement established in 1983.

Since 1978, China has gradually transformed from a closed, centrally planned system to a system that is more market-oriented and that plays a major global role. In 2010, China became the largest exporter in the world. The reforms in China began with the phase-out of collectivized agriculture, and has expanded to include the gradual liberalization of prices, fiscal decentralization, increased autonomy for state enterprises, creation of a diversified banking system, development of stock markets, rapid growth of the private sector, and opening to foreign trade and investment. In recent years, China has again supported state-owned enterprises in sectors China considers important to "economic security." This renewed support includes a focus on fostering globally competitive national champions.

After linking its currency closely to the United States dollar for years, China revalued its currency by 2.1% against the United States dollar in 2005. In addition, China moved to an exchange rate system that instead references a basket of currencies. From the middle of 2005 to late 2008, the RMB appreciated more than 20% against the United States dollar. However, since Beijing allowed the resumption of gradual appreciation, which began with the onset of the global financial crisis through June 2010, the exchange rate remained pegged to the United States dollar.

Since 1979, the efficiency gains resulting from the restructuring of the economy have contributed to a greater than a tenfold increase in GDP. In 2012, on a purchasing power parity basis which is adjusted for price differences, China was the second-largest economy in the world, behind only the United States. The value of services produced in China is second to the United States as well, however, the dollar values of China's agricultural and industrial output each exceed those of the United States. In addition to having a per capita income below the world average, the Chinese government faces a number of economic challenges. To overcome these economic challenges, China must reduce the high domestic savings rate and increase the correspondingly low domestic demand, sustain adequate job growth for the tens of millions of migrants and new entrants to the work force, reduce corruption and other economic crimes, and contain environmental damage and social strife resulting from the economy's rapid transformation. Coastal provinces in China have experienced greater economic development than the interior provinces. By 2011, more than 250 million migrant workers in search of work and their dependents had relocated to urban areas. The population control policy in China has caused China to now be one of the most rapidly aging countries in the world. Another long-term problem is the deterioration in the environment, which includes air pollution, soil erosion, and the steady fall of the water table. Further, economic development and erosion continue to destroy arable land in China. The Chinese government is seeking to add energy production capacity by focusing on sources such as nuclear and alternative energy development, rather than coal and oil. Between 2010-11, due mostly to its credit-fueled stimulus program, China faced high inflation. Inflation appears to have been controlled by some tightening measures, however as a result growth in GDP slowed to under 8% for 2012. The economic slowdown in Europe contributed to China's economic slowdown, and is expected to further inhibit Chinese growth in 2013. Policy makers are currently challenged by debt still remaining from the stimulus program, particularly among local governments, and a bubble in the prices of property. China has made little progress towards the goals set forth of the 12th Five-Year Plan. The plan was adopted in March 2011 and emphasizes continued economic reforms and the need to increase domestic consumption in order to decrease dependence on exports in the future.

United Kingdom. The United Kingdom is a leading global trading power and financial center. The United Kingdom is the third largest economy in Europe after Germany and France. In the past 20 years, the government has greatly reduced public ownership and limited the growth of social welfare programs. In the United Kingdom, agriculture is intensive, highly mechanized, and efficient as compared to European standards. Agriculture produces about 60% of United Kingdom food needs while making use of less than 2% of the labor force. The United Kingdom became a net importer of energy in 2005. Although the United Kingdom has large coal, natural gas, and oil resources, its oil and natural gas reserves are declining. The largest proportion of GDP consists of services, particularly banking, insurance, and business services, while industry continues to decline in importance.

After emerging from a recession in 1992, Britain's economy enjoyed its longest period of expansion on record. During this period of expansion, growth in the United Kingdom has outpaced most of Western Europe. However, in 2008, due to the importance of its financial sector, the global financial crisis hit the economy in the United Kingdom particularly hard. Sharp declines in home prices, high consumer debt, and the global economic slowdown compounded Britain's economic problems. The economy was pushed into recession in the second half of 2008 and prompted the then Prime Minister Gordon Brown-led (Labour) government to implement a number of measures. Aimed to stimulate the economy and stabilize the financial markets, these measures included nationalizing parts of the banking system, temporarily cutting taxes, suspending public sector borrowing rules, and moving forward public spending on capital projects. In the face of growing public deficits and debt levels, the David Cameron-led coalition government (between Conservatives and Liberal Democrats) initiated a five-year austerity program in 2010. This program aimed to lower London's budget deficit from over 10% of GDP in 2010 to nearly 1% by 2015. In November 2011, additional austerity measures were announced by Chancellor of the Exchequer George Osborne through 2017 because of slower-than-expected economic growth and the impact of the euro-zone debt crisis. In addition, the Cameron government raised the value added tax from 17.5% to 20% in 2011. The corporation tax rate was reduced to 21% from April 1, 2014 and was further reduced to 20% from April 1, 2015.

In December 2012, the Bank of England implemented an asset purchase program of up to ****Char Pound****375 billion (approximately $605 billion). During times of economic crisis, the Bank of England coordinates interest rate moves with the European Central Bank. However, Britain remains outside the European Economic and Monetary Union. In 2012, the economy struggled with weak consumer spending and subdued business investment. However, in 2013 GDP grew 1.4% due to greater consumer spending and a recovering housing market. The budget deficit is falling, but remains high at nearly 7% of GDP, while public debt also continues to increase.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of certain of the Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target VIP Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar, the euro, the Japanese Yen, the Singapore dollar and the Australian dollar:

                         Foreign Exchange Rates
               Range of Fluctuations in Foreign Currencies

           United Kingdom
Annual     Pound Sterling/        Hong Kong/           Euro/        Japanese Yen/          Singapore/        Australia/
Period       U.S. Dollar          U.S. Dollar       U.S. Dollar      U.S. Dollar           U.S. Dollar       U.S. Dollar
_________  _______________        ___________       ___________     _____________          ___________       ___________
1983       0.616-0.707            6.480-8.700
1984       0.670-0.864            7.774-8.869
1985       0.672-0.951            7.729-7.826
1986       0.643-0.726            7.768-7.819
1987       0.530-0.680            7.751-7.822
1988       0.525-0.601            7.764-7.825
1989       0.548-0.661            7.775-7.817
1990       0.504-0.627            7.740-7.817
1991       0.499-0.624            7.716-7.803
1992       0.498-0.667            7.697-7.781
1993       0.630-0.705            7.722-7.766
1994       0.610-0.684            7.723-7.748
1995       0.610-0.653            7.726-7.763                        80.630-104.550        1.389-1.466       1.289-1.411
1996       0.583-0.670            7.726-7.742                       103.450-116.210        1.394-1.426       1.225-1.363
1997       0.584-0.633            7.725-7.750                       111.260-130.880        1.399-1.699       1.253-1.538
1998       0.584-0.620            7.735-7.750                       113.600-147.260        1.584-1.792       1.456-1.799
1999       0.597-0.646            7.746-7.775       0.845-0.999     101.640-124.330        1.654-1.736       1.488-1.639
2000       0.605-0.715            7.776-7.800       0.967-1.209     101.450-114.410        1.656-1.759       1.497-1.963
2001       0.665-0.728            7.797-7.800       1.045-1.196     113.580-131.790        1.727-1.856       1.749-2.088
2002       0.621-0.710            7.798-7.800       0.953-1.164     115.810-134.710        1.733-1.852       1.738-1.973
2003       0.560-0.643            7.706-7.800       0.794-0.965     106.980-121.690        1.700-1.784       1.330-1.779
2004       0.514-0.570            7.763-7.800       0.733-0.846     102.080-114.520        1.631-1.728       1.252-1.465
2005       0.518-0.583            7.752-7.800       0.743-0.857     102.050-121.040        1.619-1.706       1.252-1.381
2006       0.505-0.581            7.751-7.793       0.749-0.846     109.790-119.790        1.534-1.661       1.264-1.418
2007       0.474-0.521            7.750-7.830       0.672-0.776     107.410-123.890        1.439-1.545       1.071-1.298
2008       0.492-0.695            7.750-7.815       0.625-0.803      87.240-111.650        1.348-1.530       1.021-1.663
2009       0.598-0.727            7.750-7.760       0.661-0.798      86.410-100.990        1.380-1.555       1.067-1.587
2010       0.611-0.698            7.751-7.805       0.689-0.839      80.400- 94.610        1.282-1.424       0.977-1.234
2011       0.599-0.652            7.763-7.809       0.674-0.775      75.820- 85.490        1.201-1.320       0.907-1.050
2012       0.614-0.653            7.750-7.770       0.743-0.829      76.200- 86.750        1.216-1.297       0.925-1.031
2013       0.604-0.673            7.751-7.765       0.725-0.782      86.700-105.310        1.221-1.284       0.944-1.129
2014       0.583-0.644            7.769-7.750       0.718-0.827     100.980-121.460        1.237-1.325       1.053-1.234

Source: Bloomberg L.P.

                       End of Month Exchange Rates
                         for Foreign Currencies

             United Kingdom
Annual       Pound Sterling/        Hong Kong/           Euro/        Japanese Yen/      Singapore/        Australia/
Period         U.S. Dollar          U.S. Dollar       U.S. Dollar      U.S. Dollar       U.S. Dollar       U.S. Dollar
_________    _______________        ___________       ___________     _____________      ___________       ___________
2012:
 January      .635                  7.755             .764            76.270             1.258             0.942
 February     .628                  7.756             .750            81.150             1.252             0.932
 March        .625                  7.766             .749            82.870             1.258             0.967
 April        .616                  7.759             .755            79.820             1.237             0.959
 May          .649                  7.762             .809            78.320             1.289             1.027
 June         .637                  7.757             .789            79.790             1.265             0.977
 July         .638                  7.755             .813            78.120             1.245             0.952
 August       .630                  7.756             .795            78.390             1.247             0.969
 September    .619                  7.755             .778            77.960             1.227             0.964
 October      .620                  7.750             .772            79.770             1.220             0.964
 November     .624                  7.750             .770            82.480             1.220             0.959
 December     .615                  7.750             .758            86.750             1.222             0.962
2013:
 January      .631                  7.755             .736            91.710             1.238             0.959
 February     .660                  7.755             .766            92.560             1.239             0.979
 March        .658                  7.764             .780            94.220             1.240             0.960
 April        .644                  7.760             .759            97.450             1.232             0.964
 May          .658                  7.763             .769           100.450             1.264             1.045
 June         .657                  7.757             .769            99.140             1.268             1.094
 July         .658                  7.756             .752            97.880             1.271             1.113
 August       .645                  7.755             .756            98.170             1.275             1.123
 September    .618                  7.756             .739            98.270             1.256             1.073
 October      .623                  7.753             .736            98.360             1.242             1.058
 November     .611                  7.753             .736           102.440             1.256             1.098
 December     .604                  7.754             .728           105.310             1.263             1.121
2014:
 January      .608                  7.765             .742           102.040             1.277             1.142
 February     .597                  7.760             .725           101.800             1.268             1.121
 March        .600                  7.757             .726           103.230             1.258             1.079
 April        .593                  7.753             .721           102.240             1.254             1.077
 May          .597                  7.753             .733           101.770             1.254             1.074
 June         .585                  7.750             .730           101.330             1.247             1.060
 July         .592                  7.750             .747           102.800             1.248             1.076
 August       .602                  7.750             .761           104.090             1.249             1.071
 September    .617                  7.765             .792           109.650             1.276             1.143
 October      .625                  7.755             .798           112.320             1.286             1.137
 November     .639                  7.754             .803           118.630             1.304             1.176
 December     .642                  7.755             .827           119.780             1.325             1.223
2015:
 January      .664                  7.752             .886           117.490             1.354             1.288
 February     .648                  7.756             .893           119.630             1.363             1.281
 March        .675                  7.752             .932           120.130             1.372             1.315
 April        .651                  7.751             .891           119.380             1.324             1.265
 May          .654                  7.753             .910           124.150             1.348             1.308
 June         .636                  7.752             .897           122.500             1.347             1.298
 July         .640                  7.753             .910           123.890             1.372             1.368
 August       .652                  7.750             .892           121.230             1.412             1.406
 September    .661                  7.750             .895           119.880             1.422             1.425

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot
(i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.


Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Concentrations

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 5 Portfolio is concentrated in stocks of health care and industrial companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial and utility companies. The Global Target 15 Portfolio, the S&P Target SMid 60 Portfolio, the Target Dividend Multi-Strategy Portfolio and the Target Global Dividend Leaders Portfolio are concentrated in stocks of financial companies. The S&P Target 24 Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Growth Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of consumer product companies.


Consumer Products. An investment in the Trusts should be made with an understanding of the problems and risks inherent in an investment in the consumer products sector in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financials. An investment in Units of the Trusts should be made with an understanding of the problems and risks inherent in the financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. During the financial crisis that began in 2007, economic conditions in the real estate markets deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans deteriorated as well. While an improving economy and low interest rates have increased the demand for real estate, banks and thrifts still face difficulties. A recent example is the Ability to Repay Rule, which became effective on January 10, 2014. This rule requires that a potential borrower's financial information be supplied and verified by lenders. This information must be used in determining a borrower's ability to pay back a loan. These additional steps present a number of compliance challenges for lenders and could influence the types of mortgage products that lenders offer in the future.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, SEC, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries.

Dodd-Frank established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S.
financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a non-bank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the FRB, the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The SEC and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB Accounting Standards Codification 820, "Fair Value Measurement" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor and this increase was made permanent by Dodd-Frank. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal

Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) the establishment of the Federal Insurance Office, which has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Health Care. An investment in Units of the Trusts should be made with an understanding of the problems and risks inherent in an investment in the health care sector in general. Health care companies include those involved in health care/managed care, hospital management/health services, the creation and development of drugs and biotechnology, and the development of advanced medical devices, instruments and other supplies, all of which have unique potential risks. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have operating losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services.

 As the number of older people in the United States increases, the health care system is increasingly burdened by the costs related to chronic illnesses, injuries, disabilities, nursing home care and home health care. These costs may be exaggerated for health care facility operators who may already be burdened by events and conditions including fluctuating demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party programs. The challenges presented by an increase in the elderly population may require an increase in spending to improve and expand the health care infrastructure as well as overall reform to the entire health care system.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The long-term effects of any such proposals on the health care sector remain uncertain and cannot be predicted.


Industrials. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the industrials sector in general. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Utilities. An investment in Units of the Trusts should be made with an understanding of the problems and risks inherent in an investment in the utilities sector in general. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.


Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.


Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                    The Dow(R) DART 5 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office and safety products for distribution worldwide. The company's products include adhesives, abrasives and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Apple Inc., headquartered in Cupertino, California, is engaged in the design, manufacture and marketing of personal computers, related personal computing and mobile communication devices. The company also provides related software and networking solutions. Products are available worldwide through the company's retail and online stores, resellers and third-party wholesalers.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts, and consumer products. The company also operates broadcast and cable television networks, radio networks and publishing operations.


                   The Dow(R) Target 5 Strategy Stocks


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services and distributes its equipment through a global network of dealers.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. In addition, a variety of financial services are offered through GE Commercial Finance.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


                The Dow(R) Target Dividend Strategy Stocks


BB&T Corporation, headquartered in Winston-Salem, North Carolina, through its subsidiaries, conducts a general banking business for retail and commercial clients in the mid-Atlantic geographic area. The company also offers nonbanking services such as loans and lease financing, wholesale insurance brokerage services and investment advisory services.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, and provides leasing and financing and investment management services to institutions, corporations and individuals.

Commercial Metals Company, headquartered in Irving, Texas, together with its subsidiaries, manufactures, recycles, markets and distributes steel and metal products and related materials and services. The company operates a network of locations throughout the United States and internationally.

Domtar Corporation, incorporated in the United States and headquartered in Montreal, Canada, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Eaton Corporation Plc, headquartered in Dublin, Ireland, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Eversource Energy, headquartered in Springfield, Massachusetts, is a public utility company. Through its subsidiaries, the company is engaged in the generation, purchase and delivery of electricity and/or distribution of natural gas to residential, commercial and industrial customers in Massachusetts, Connecticut and New Hampshire.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO, BGE and other subsidiaries. The company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation and wind and solar facilities.

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a financial holding company that provides a variety of financial services to individuals and small to medium-sized businesses. The company, through its subsidiaries, offers services in Pennsylvania, Kentucky, Ohio, Tennessee and West Virginia.

FirstEnergy Corp., headquartered in Akron, Ohio, generates, transmits and distributes electricity in the United States. The company owns and operates fossil, nuclear, oil and natural gas, and wind and solar power generating facilities.

FirstMerit Corporation, headquartered in Akron, Ohio, is a bank holding company whose principal business consists of owning and supervising its affiliates in northeastern and central Ohio.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's refineries serve markets in the Mid-Continent, Southwest and Rocky Mountain regions of the United States.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a multi-bank holding company. Through its subsidiaries, the company offers a full range of banking services and originates multi-family mortgage, commercial real estate and construction loans.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

People's United Financial, Inc., headquartered in Bridgeport, Connecticut, is a bank holding company for People's United Bank, offering services to individual, corporate and municipal customers. The company has offices in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont.

PG&E Corporation, headquartered in San Francisco, California, through its subsidiary, transmits, delivers and sells electricity and natural gas primarily in northern and central California.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

SCANA Corporation, headquartered in Cayce, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina. The company also owns a fiber optic telecommunications network in South Carolina.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate institutions and individual customers in the states of Florida, Mississippi, Tennessee and Texas.


                    European Target 20 Strategy Stocks


BHP Billiton Plc, incorporated in the United Kingdom and headquartered in Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

Electricite de France S.A., headquartered in Paris, France, is an integrated energy company that produces, transmits, distributes, imports and exports electricity for energy consumers in France and internationally.

Engie, headquartered in Paris, France, provides a full range of energy and associated services throughout the world. The company trades, transports and stores natural gas and also offers energy management services.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

GlaxoSmithKline Plc, headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas comprising gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services worldwide.

Imperial Tobacco Group Plc, headquartered in Bristol, England, is a global tobacco company. The company manufactures and sells cigarettes, cigars, fine-cut tobacco and tobacco papers.

Legal & General Group Plc, headquartered in London, England, is a holding company. The company provides savings, risk and investment management services through its subsidiaries. The company's products are sold through banks, independent financial advisors and directly to customers.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Nordea Bank AB, headquartered in Stockholm, Sweden, provides a range of banking services to individuals, corporate clients, institutions and the public sector. The company has operations in Sweden, the Scandinavian and Baltic Sea region and internationally.

Rio Tinto Plc, headquartered in London, England, is engaged in finding, mining and processing mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Royal Dutch Shell Plc (Class B), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Skandinaviska Enskilda Banken AB (Class A), headquartered in Stockholm, Sweden, is a North European financial banking group. The company offers corporate, institutional and private banking services including savings accounts, investment banking, securities brokerage services, loans, pensions and insurance products. The company has branches throughout Sweden, Germany and the Baltic States, and is represented in many countries worldwide.

SSE Plc, headquartered in Perth, Scotland, is one of the largest energy companies in the United Kingdom. The company generates, distributes, transmits and provides electricity to commercial, industrial and domestic customers. The company also distributes natural gas and operates a telecommunications network.

StatoilHydro ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

Swedbank AB, headquartered in Stockholm, Sweden, provides retail banking, asset management, and other financial products and services.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vivendi S.A., headquartered in Paris, France, through its subsidiaries, provides content, media products and services worldwide. The company also publishes and distributes premium and thematic pay-TV channels, free-to-air channels, and produces cinema films and TV series.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                     Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services and distributes its equipment through a global network of dealers.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. In addition, a variety of financial services are offered through GE Commercial Finance.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

ITV Plc, headquartered in London, England, is a media company involved in news, broadcasting and production. The company owns all of the regional Channel 3 licenses in England and Wales. The company also owns ITV1, a commercial television channel, as well as ITV2, a partial interest in GMTV, and other interests.

Ladbrokes Plc, headquartered in Harrow, England, is comprised of Ladbrokes, the biggest retail bookmaker in the United Kingdom and Ireland; Ladbrokes.com, a world-leading provider of interactive betting and gaming services; Vernons, the leading football pools operator; and Ladbrokes Casinos, which opened its first casino at the Hilton London Paddington.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


Hang Seng Index Companies
_________________________


Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

Bank of Communications Co., Ltd. (Class H), headquartered in Shanghai, China, provides commercial banking services including, RMB and foreign currency deposit, international and domestic settlement, loan, currency trading, letter of credit, and other related services.

China Construction Bank Corporation, headquartered in Beijing, China, provides a complete range of banking services and other financial services to individual and corporate customers. The bank's services include retail banking, international settlement, project finance and credit card services.

Industrial and Commercial Bank of China Ltd., headquartered in Beijing, China, provides a full range of personal and corporate commercial banking services throughout China.

Li & Fung Limited, incorporated in Bermuda and headquartered in Kowloon, Hong Kong, through its subsidiaries, operates an export trading business. The company exports garments, fashion accessories, sporting goods, toys, games, handicrafts, shoes, and various other consumer products. The company also invests in properties.


                    Nasdaq(R) Target 15 Strategy Stocks


Activision Blizzard, Inc., headquartered in Santa Monica, California, is a publisher, developer and distributor of interactive entertainment and leisure software and peripheral products. The company's product line includes action, adventure, racing, sports, first-person action, strategy and simulation products.

Apple Inc., headquartered in Cupertino, California, is engaged in the design, manufacture and marketing of personal computers, related personal computing and mobile communication devices. The company also provides related software and networking solutions. Products are available worldwide through the company's retail and online stores, resellers and third-party wholesalers.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides business and consulting process services and information technology. The company also offers full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of global logistics management, including international freight forwarding and consolidation, for both air and ocean freight.

Fiserv, Inc., headquartered in Brookfield, Wisconsin, provides information management technology and related services to banks, broker/dealers, credit unions, financial planners and investment advisers, insurance companies, leasing companies, mortgage lenders and savings institutions.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases. The company develops treatments for diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Netflix, Inc., headquartered in Los Gatos, California, is an online movie rental subscription service provider in the United States and internationally. The company provides its subscribers access to a library of movie, television and other filmed entertainment titles.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Arkansas, Illinois, Iowa, Kansas, Louisiana, Missouri, Nebraska, Oklahoma and Texas.

The Priceline Group Inc., headquartered in Norwalk, Connecticut, is the provider of online travel and travel-related reservation and search services. The company's system enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a wireless semiconductor company focused on radio frequency and complete semiconductor system solutions for mobile communications applications.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations worldwide. The company also produces and sells bottled coffee drinks and other products.

Tractor Supply Company, headquartered in Brentwood, Tennessee, is an operator of retail farm and ranch stores in the United States. The company offers animal products, lawn and garden products, hardware and tools, and work/recreational clothing, among other products.

Verisk Analytics, Inc. (Class A), headquartered in Jersey City, New Jersey, provides risk assessment services and decision analytics to various industries, including property/casualty insurance, health care, government, financial services and human resources. The company's products and services provide data to help businesses manage their assets and the associated risk.

              NYSE(R) International Target 25 Strategy Stocks


Canada
______

Canadian Natural Resources Limited, headquartered in Calgary, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Suncor Energy Inc., headquartered in Calgary, Canada, is an integrated energy company focused on developing petroleum basins in Western Canada. The company also acquires, develops, produces and markets crude oil and natural gas in Canada and internationally, and markets petroleum and petrochemical products primarily in Canada.

China
_____

China Petroleum & Chemical Corporation (Sinopec) (ADR), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins and chemical fertilizers.

PetroChina Company Limited (ADR), headquartered in Beijing, China, produces crude oil, petroleum products, natural gas and chemicals. The company provides transportation, distribution and sales of these products.

France
______

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Hong Kong
_________

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

India
_____

Tata Motors Limited (ADR), headquartered in Mumbai, India, designs, manufactures and sells heavy commercial, medium commercial and small commercial vehicles including trucks, tankers, vans, buses, ambulances and minibuses. The company also manufactures small cars and sport utility vehicles.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Japan
_____

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mizuho Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, through its subsidiary banks, provides various financial services, including banking, securities, and trust and asset management services in Japan and internationally.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Nomura Holdings, Inc. (ADR), headquartered in Tokyo, Japan, provides various financial services for its subsidiaries. The company operates through three divisions: Retail, Asset Management and Wholesale. Services include financial products for individuals and corporations, investment advisory services, development of investment trusts, and the underwriting of various financial instruments.

ORIX Corporation (ADR), headquartered in Minato-Ku, Japan, is a worldwide provider of comprehensive financial services. The company's business lines include leasing, real estate loans, life insurance, banking and consumer finance. The company also operates environment related business and private equity investment business and owns a professional baseball team, the ORIX Buffalos.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services globally. The company has four operating segments: commercial banking, leasing, securities and consumer finance.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

The Netherlands
_______________

Fiat Chrysler Automobiles N.V., incorporated in the Netherlands and headquartered in London, England, is an international automotive group. The company is engaged in designing, manufacturing, engineering, distributing and selling vehicles and production systems.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Norway
______

Statoil ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

South Africa

_________

Sasol Limited (ADR), headquartered in Johannesburg, South Africa, together with its subsidiaries, is an international integrated energy and chemical company. The company mines coal, distributes and markets natural gas and methane-rich gas, owns and maintains natural gas pipelines, and produces synthetic fuel components.

South Korea
___________

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Shinhan Financial Group Co., Ltd. (ADR), headquartered in Seoul, South Korea, through its subsidiaries, offers various banking and financial services to retail and corporate customers in Korea.

Spain
_____

Banco Santander S.A. (ADR), headquartered in Madrid, Spain, provides retail banking products and services internationally. The company operates in three business areas, including Retail Banking, Global Wholesale Banking and Asset Management and Insurance.

Switzerland
___________

Credit Suisse Group AG (ADR), headquartered in Zurich, Switzerland, is an international financial services provider. The company offers private banking, investment banking and asset management services to a global clientele.

United Kingdom
______________

HSBC Holdings Plc (ADR), headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services globally.


                       S&P Target 24 Strategy Stocks


Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Edwards Lifesciences Corporation, headquartered in Irvine, California, provides a comprehensive line of products and services designed to treat late-stage cardiovascular disease. The company designs, develops and manufactures heart valve repair products, monitoring devices, oxygenators and pharmaceuticals.

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance and hair care products. The company's products are sold worldwide under brand names such as "Aramis," "Aveda," "Clinique," "Estee Lauder," "Origins" and
"Prescriptives."

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of global logistics management, including international freight forwarding and consolidation, for both air and ocean freight.

F5 Networks, Inc., headquartered in Seattle, Washington, engages in marketing, selling and servicing products that optimize the delivery of network-based applications, availability of servers, data storage devices and other network resources worldwide.

Fiserv, Inc., headquartered in Brookfield, Wisconsin, provides information management technology and related services to banks, broker/dealers, credit unions, financial planners and investment advisers, insurance companies, leasing companies, mortgage lenders and savings institutions.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, together with its subsidiaries, manufactures and markets chemicals and polymers worldwide. The company's products are used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations. The company also provides data and analytical tools as well as risk scoring and securities pricing software and valuation models.

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Arkansas, Illinois, Iowa, Kansas, Louisiana, Missouri, Nebraska, Oklahoma and Texas.

The Sherwin-Williams Company, headquartered in Cleveland, Ohio, is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

Tesoro Corporation, headquartered in San Antonio, Texas, and its subsidiaries engage in refining and marketing petroleum products in the United States. The company also markets and sells gasoline and diesel fuel to independent marketers and commercial end users.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe. The company sells off-price family apparel, accessories, domestics and giftware.

Torchmark Corporation, headquartered in McKinney, Texas, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

The Travelers Companies, Inc., headquartered in New York, New York, through its subsidiaries, provides various commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals, primarily in the United States.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is a diversified health and well-being company that provides services in the United States and internationally. The company provides benefit plans and services for employers of all sizes and for individuals, pharmacy services and programs, claims processing and patient support programs.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

VeriSign, Inc., headquartered in Reston, Virginia, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related services.


                    S&P Target SMid 60 Strategy Stocks


Alleghany Corporation, headquartered in New York, New York, is engaged, through its subsidiaries, in the property, casualty, fidelity, and surety insurance businesses. The company also has an industrial minerals business and a steel and fastener importing and distribution business.

ArcBest Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation and intermodal transportation operations worldwide.

Arrow Electronics, Inc., headquartered in Centennial, Colorado, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.

Atlas Air Worldwide Holdings, Inc., headquartered in Purchase, New York, through its subsidiaries, provides aircraft, crew and maintenance to major airlines globally. The company also provides military and commercial air charter services.

Atwood Oceanics, Inc., headquartered in Houston, Texas, provides contract drilling of exploratory and development oil and gas wells in offshore areas; provides related support, management and consulting services; and manages the operations of two operator-owned platform rigs in Australia.

Avnet, Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise networks, computer equipment and embedded subsystems.

Cash America International, Inc., headquartered in Fort Worth, Texas, is a provider of secured non-recourse loans, commonly referred to as pawn loans, to individuals in the United States, United Kingdom and Sweden.

Cedar Realty Trust, Inc., headquartered in Port Washington, New York, is a real estate investment trust. The company engages in the ownership, operation, development and redevelopment of supermarket-anchored community shopping centers and drug store-anchored convenience centers in the United States.

Century Aluminum Company, headquartered in Chicago, Illinois, together with its subsidiaries, produces and sells primary aluminum primarily in the United States and Iceland.

CNO Financial Group, Inc., headquartered in Carmel, Indiana, through its subsidiaries, engages in the development, marketing, and administration of supplemental health insurance, annuity, individual life insurance, and other insurance products for senior and middle-income markets in the United States.

Commercial Metals Company, headquartered in Irving, Texas, together with its subsidiaries, manufactures, recycles, markets and distributes steel and metal products and related materials and services. The company operates a network of locations throughout the United States and internationally.

Community Health Systems, Inc., headquartered in Franklin, Tennessee, together with its subsidiaries, is a provider of general hospital healthcare services in the United States.

Darling Ingredients Inc., headquartered in Irving, Texas, provides rendering, recycling, and recovery solutions to the food industry, primarily in the United States. The company also provides grease trap collection services to restaurants and other contract customers.

Diodes Incorporated, headquartered in Plano, Texas, manufactures, sells and distributes discrete semiconductors worldwide, primarily to manufacturers in the communications, computing, industrial, consumer electronics and automotive markets. The company also services distributors of electronic components to end customers in these markets.

Domtar Corporation, incorporated in the United States and headquartered in Montreal, Canada, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

Employers Holdings, Inc., headquartered in Reno, Nevada, through its subsidiaries, provides workers' compensation insurance coverage to select small businesses in low to medium hazard industries. The company provides insurance throughout the United States.

Endurance Specialty Holdings Ltd., headquartered in Pembroke, Bermuda, through its subsidiaries, engages in underwriting specialty lines of personal and commercial property and casualty insurance and reinsurance worldwide.

Era Group Inc., headquartered in Houston, Texas, offers helicopter transportation services. The company transports personnel to and from offshore oil drilling rigs and platforms, and offers air medical services, emergency search and rescue, firefighting support and tours in Alaska. The company serves customers in countries around the world, including the United States, Brazil, India, Spain and the United Kingdom.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

Franklin Street Properties Corp., headquartered in Wakefield,
Massachusetts, is a real estate investment trust that provides real estate and investment banking/investment services in the United States.

FTD Group, Inc., headquartered in Downers Grove, Illinois, is a floral and gifting company operating in the United States and internationally. They company provides floral arrangements and plants, gifts and related products and services to consumers, companies, retail florists and other retail locations.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive electricity generation for the wholesale market and is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

Green Dot Corporation (Class A), headquartered in Pasadena, California, is engaged in prepaid financial services providing money management solutions to consumers in the United States. The company offers general purpose reloadable prepaid debit cards through a network of retail stores throughout the United States.

The Hanover Insurance Group, Inc., headquartered in Worcester,
Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

Healthways, Inc., headquartered in Franklin, Tennessee, provides specialized, comprehensive care enhancement services to health plans and hospitals, with an emphasis on diabetes, cardiac disease and respiratory disease.

Hornbeck Offshore Services, Inc., headquartered in Covington, Louisiana, provides marine transportation services to the offshore oil and gas industry. The company owns and operates supply vessels in the Gulf of Mexico supporting operations of drilling rigs and platforms. Ocean-going tugs and barges are also operated in the northeastern United States and Puerto Rico.

Infinity Property and Casualty Corporation, headquartered in Birmingham, Alabama, provides personal automobile insurance throughout the United States. The company focuses on providing nonstandard auto insurance to drivers who represent higher than normal risks and pay higher rates for comparable coverage.

Iridium Communications Inc., headquartered in McLean, Virginia, provides mobile voice and data communications services through a constellation of satellites to governments, businesses and consumers worldwide. The company's satellite network can provide service to regions where wireless or wireline networks do not exist.

KB Home, headquartered in Los Angeles, California, constructs and sells a variety of residential properties in several states, primarily targeting first-time and move-up homebuyers. The company also provides property and casualty insurance, and mortgage and title services.

Kite Realty Group Trust, headquartered in Indianapolis, Indiana, a real estate investment trust, engages in the acquisition, development, expansion, construction, ownership, leasing, operation and management of neighborhood and community shopping centers, and commercial real estate properties in the United States.

Mack-Cali Realty Corporation, headquartered in Edison, New Jersey, is a self-managed real estate investment trust that owns and operates a real estate portfolio comprised predominantly of Class A office and office/flex properties located primarily in the Northeast.

ManTech International Corporation, headquartered in Fairfax, Virginia, delivers a variety of information technology and technical services to United States federal government customers. The company focuses on critical national defense programs for the intelligence community and the Department of Defense. The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service to communities in North Dakota and nearby states, owns oil and gas interests throughout the United States, offers integrated construction services, and installs and repairs electric power lines.

The Navigators Group, Inc., headquartered in Stamford, Connecticut, is an international insurance holding company specializing in energy, marine and construction/engineering insurance worldwide. The company has offices in the United States and internationally.

Oil States International, Inc., headquartered in Houston, Texas, is a provider of specialty products and services to oil and gas drilling and production companies throughout the world.

ONE Gas, Inc., headquartered in Tulsa, Oklahoma, provides gas and oil services to residential, commercial, industrial, transportation and wholesale industries.

PacWest Bancorp, headquartered in Los Angeles, California, operates as the holding company for Pacific Western Bank, which provides commercial, industrial and private banking services in California and vicinity.

PNM Resources, Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern
New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Polycom, Inc., headquartered in San Jose, California, develops, manufactures and markets communication tools and network solutions that enable business users to realize video, voice and data over converged networks.

Provident Financial Services, Inc., headquartered in Jersey City, New Jersey, operates as the holding company for The Provident Bank which provides banking services to individuals, families and businesses. The bank has operations in New Jersey and the surrounding area.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electro polishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Rent-A-Center, Inc., headquartered in Plano, Texas, operates franchised and company-owned rent-to-own stores. The company's stores offer home electronics, appliances, furniture and accessories primarily to individuals under flexible rental purchase agreements that allow the customer to obtain ownership at the conclusion of an agreed upon rental period.

Ruby Tuesday, Inc., headquartered in Maryville, Tennessee, owns and operates "Ruby Tuesday" and "Lime Fresh Mexican Grill" casual dining restaurants. The company has locations throughout the United States and worldwide.

Seneca Foods Corporation, headquartered in Marion, New York, produces and distributes packaged fruits and vegetables worldwide. The company's products include canned, frozen and bottled produce and snack chips.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

SM Energy Company, headquartered in Denver, Colorado, is an independent energy company engaged in the exploration for and the development, acquisition and production of crude oil and natural gas resources in the United States.

SpartanNash Company, headquartered in Grand Rapids, Michigan, engages in distributing and retailing groceries in Michigan and Ohio. The company offers dry groceries, produce, dairy products, meat, frozen food, seafood, floral products, general merchandise, beverages, tobacco products, health and beauty care products, delicatessen items, and bakery goods, as well as pharmacy services.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States. The stores offer brand name and private label apparel, footwear, accessories, home decor and cosmetics for the entire family.

Talen Energy Corporation, headquartered in Allentown, Pennsylvania, is an energy and power generation company. Through its principal subsidiary, the company is primarily engaged in the production and sale of electricity, capacity and related products.

TCF Financial Corporation, headquartered in Wayzata, Minnesota, operates a national banking business through offices in several states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

Time Inc., headquartered in New York, New York, is a global media company. The company, together with its subsidiaries, publishes various magazines and provides content marketing, targeted local print and digital advertising programs, branded book publishing, and marketing and support services.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and internationally. The company's products include highway guardrail and safety products, tank and freight railcars, tank barges and ready-mix concrete.

United Fire Group, Inc., headquartered in Cedar Rapids, Iowa, is engaged in the business of writing property and casualty insurance and life insurance in the United States through its subsidiaries.

United States Steel Corporation, headquartered in Pittsburgh,
Pennsylvania, is an integrated steel producer with major production operations in the United States and central Europe.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Wintrust Financial Corporation, headquartered in Rosemont, Illinois, is a bank holding company whose subsidiaries provide community-based banking services in the Chicago metropolitan area and in southeastern Wisconsin. The company also offers specialty financing services such as short-term accounts receivable financing.

WPX Energy, Inc., headquartered in Tulsa, Oklahoma, an independent natural gas and oil exploration and production company, engages in the exploitation and development of long-life unconventional properties.


                Target Diversified Dividend Strategy Stocks


American National Insurance Company, headquartered in Galveston, Texas, sells a variety of insurance product lines, including life, health, property, casualty and credit insurance.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

Axiall Corporation, headquartered in Atlanta, Georgia, is a manufacturer and marketer of two highly integrated product lines, chlorovinyls and aromatic chemicals.

Banco Latinoamericano de Comercio Exterior, S.A., headquartered in Panama City, Panama, together with its subsidiaries, provides foreign trade financing to commercial banks, middle-market companies and corporations located in Latin America and the Caribbean area.

Bristow Group Inc., headquartered in Houston, Texas, provides helicopter services to the offshore energy industry worldwide. The company's helicopters transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations, as well as time-sensitive equipment to these offshore locations.

Chevron Corporation, headquartered in San Ramon, California, is engaged in fully integrated petroleum operations, chemical operations and coal mining, through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

CNA Financial Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company and its subsidiaries provide commercial, property, and casualty insurance products and services.

Comtech Telecommunications Corp., headquartered in Melville, New York, designs, develops, produces, and markets products, systems, and services for communications solutions. The company operates through three segments:
Telecommunications Transmission, Mobile Data Communications and RF Microwave Amplifiers.

COPA Holdings S.A., headquartered in Panama City, Panama, operates international airline passenger and cargo services, providing scheduled flights to countries in North, South and Central America and the Caribbean.

Corning Incorporated, headquartered in Corning, New York, together with its subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Domtar Corporation, incorporated in the United States and headquartered in Montreal, Canada, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

The Empire District Electric Company, headquartered in Joplin, Missouri, together with its subsidiaries, engages in the generation, purchase, transmission, distribution, and sale of electricity in certain states in the South and Midwest regions of the United States. The company also provides water service to a small number of communities in the Midwest.

Frontier Communications Corporation, headquartered in Stamford,
Connecticut, is a telecommunications-focused company providing wireline communications services to rural areas and small- and medium-sized towns and cities. The company offers voice, data, television and Internet services.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive electricity generation for the wholesale market and is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

Joy Global Inc., headquartered in Milwaukee, Wisconsin, manufactures and services mining equipment for the extraction of metals and minerals. The company's equipment is used for both underground and surface mining, as well as certain other industrial applications.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates family oriented, specialty department stores primarily in the Midwest and Mid-Atlantic that feature quality, moderately priced apparel, shoes, accessories, soft home products and housewares.

Merck & Co., Inc., headquartered in Kenilworth, New Jersey, is a leading health care solutions company that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Meridian Bioscience, Inc., headquartered in Cincinnati, Ohio, is an integrated life sciences company which manufactures, markets, and distributes diagnostic test kits, purified reagents and related products. The company specializes in gastrointestinal and upper respiratory infections, serology, parasitology and fungal disease diagnosis, as well as rare reagents and specialty biologicals.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending, and distribution of crop nutrient and animal feed products worldwide.

National Oilwell Varco, Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

Nu Skin Enterprises, Inc. (Class A), headquartered in Provo, Utah, is a global direct selling company. The company develops and distributes anti-aging personal care products and nutritional supplements, and markets its products in the Americas, Europe and the Asia Pacific region.

OFG Bancorp, headquartered in San Juan, Puerto Rico, is the holding company for Oriental Bank & Trust. The company provides trust, money management, financial planning, and investment brokerage services, as well as consumer banking and mortgage banking. The company operates through a network of branch offices in Puerto Rico.

OGE Energy Corp., headquartered in Oklahoma City, Oklahoma, is an energy and energy services provider offering physical delivery and management of both electricity and natural gas in the south central region of the United States.

Pier 1 Imports, Inc., headquartered in Fort Worth, Texas, retails decorative home furnishings, gifts and related items. The company operates stores in the United States, Canada, Japan, Mexico, Puerto Rico and the United Kingdom.

Quest Diagnostics Incorporated, headquartered in Madison, New Jersey, provides diagnostic testing, information and services to physicians, hospitals, managed care organizations, employers and government agencies. The wide variety of tests performed on human tissue and fluids help doctors and hospitals diagnose, treat and monitor disease. The company also conducts research, specializes in esoteric testing using genetic screening and other advanced technologies, performs clinical studies testing, and manufactures and distributes diagnostic test kits and instruments.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electro polishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Rent-A-Center, Inc., headquartered in Plano, Texas, operates franchised and company-owned rent-to-own stores. The company's stores offer home electronics, appliances, furniture and accessories primarily to individuals under flexible rental purchase agreements that allow the customer to obtain ownership at the conclusion of an agreed upon rental period.

Sanderson Farms, Inc., headquartered in Laurel, Mississippi, is a fully integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products.

SCANA Corporation, headquartered in Cayce, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina. The company also owns a fiber optic telecommunications network in South Carolina.

Seaspan Corporation, incorporated in the Marshall Islands and headquartered in Hong Kong, is an independent charter owner and manager of containerships. The company operates primarily using long-term, fixed-rate time charters with major container liner companies.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States. The stores offer brand name and private label apparel, footwear, accessories, home decor and cosmetics for the entire family.

TELUS Corporation, headquartered in Burnaby, Canada, provides voice, data, Internet and wireless services to businesses and consumers in Canada.

Textainer Group Holdings Limited, headquartered in Hamilton, Bermuda, together with its subsidiaries, engages in the purchase, management, leasing and resale of a fleet of marine cargo containers worldwide. The company also owns and leases dry freight and special purpose containers.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Xerox Corporation, headquartered in Norwalk, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.

              Target Global Dividend Leaders Strategy Stocks

                              DOMESTIC STOCKS


AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Atwood Oceanics, Inc., headquartered in Houston, Texas, provides contract drilling of exploratory and development oil and gas wells in offshore areas; provides related support, management and consulting services; and manages the operations of two operator-owned platform rigs in Australia.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as a public utility holding and an energy delivery company in the United States. The company offers electric transmission and distribution services to retail electric providers, municipalities, electric cooperatives and other distribution companies.

Chevron Corporation, headquartered in San Ramon, California, is engaged in fully integrated petroleum operations, chemical operations and coal mining, through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

CVR Energy, Inc., headquartered in Sugar Land, Texas, together with its subsidiaries, refines and markets transportation fuels in the United States. The company is also engaged in the production of ammonia-based fertilizers.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in domestic utility operations, power marketing and trading, global power development and domestic nuclear operations.

Greif, Inc., headquartered in Delaware, Ohio, engages in the manufacture and sale of industrial packaging products, container board and corrugated products worldwide.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, is engaged in contract drilling of gas and oil wells in the Gulf of Mexico and in South America. The company utilizes both platform rigs and land rigs.

Old Republic International Corporation, headquartered in Chicago,
Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products. The company's products are marketed outside the United States through subsidiaries and affiliates.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

R.R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

Regal Entertainment Group (Class A), headquartered in Knoxville,
Tennessee, is a motion picture exhibitor operating a theatre circuit in the United States. The company acquires, develops and operates multi-screen theatres in metropolitan and suburban markets.

RLI Corp., headquartered in Peoria, Illinois, through its subsidiaries, underwrites property and casualty insurance primarily in the United States. The company provides coverage primarily for commercial risks.

SeaWorld Entertainment, Inc., headquartered in Orlando, Florida, is a theme park and entertainment company which delivers personal, interactive and educational experiences that blend nature and imagination. The company's theme parks offer rides, shows and other attractions.

The Southern Company, headquartered in Atlanta, Georgia, through its wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi. The company is involved in electricity generation, transmission and distribution through coal, nuclear, oil and gas and hydro resources.

Tupperware Brands Corporation, headquartered in Orlando, Florida, engages in the manufacture and sale of food preparation/storage products and beauty/personal care products. The company sells products under the brand names "Tupperware," "BeautiControl," "Fuller," and "Nuvo," among others.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Waddell & Reed Financial, Inc., headquartered in Overland Park, Kansas, provides investment products and services through its subsidiaries.


                          INTERNATIONAL STOCKS


AU Optronics Corp. (ADR), headquartered in Hsinchu, Taiwan, engages in the design, development, manufacture, assembly and marketing of thin film transistor liquid crystal display panels and other flat panel displays.

BCE Inc., headquartered in Verdun, Canada, provides a full range of communication services to residential and business customers. The company's services include IP-broadband, value-added business solutions and direct-to-home satellite and VDSL television services, including local, long distance and wireless phone services, high speed and wireless Internet access.

Chunghwa Telecom Co., Ltd. (ADR), headquartered in Taipei, Taiwan, provides local, domestic, and international long distance services. The company also offers wireless telecommunication, paging, and Internet services.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo Horizonte, Brazil, is an integrated energy company engaged in the generation, transmission and distribution of electricity in the state of Minas Gerais, Brazil. The company is also involved in the acquisition, transportation, distribution and sale of natural gas.

Costamare Inc., incorporated in the Marshall Islands and headquartered in Athens, Greece, owns and charters container ships to liner companies worldwide.

GlaxoSmithKline Plc (ADR), headquartered in Brentford, England, researches, develops, produces and markets prescription and over-the-counter pharmaceuticals around the world. The company offers products in various therapeutic areas including gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, oncology and rare diseases.

Huaneng Power International, Inc. (ADR), headquartered in Beijing, China, is one of China's largest independent power producers. The company sells power to local distribution utilities, primarily in China's coastal provinces.

National Grid Plc (ADR), headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Nordic American Tankers Limited, headquartered in Hamilton, Bermuda, is a shipping company that owns and charters Suezmax tankers for oil transportation. The company's vessels operate under long term bareboat charters agreements with oil companies.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the Earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Sasol Limited (ADR), headquartered in Johannesburg, South Africa, together with its subsidiaries, is an international integrated energy and chemical company. The company mines coal, distributes and markets natural gas and methane-rich gas, owns and maintains natural gas pipelines, and produces synthetic fuel components.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Seaspan Corporation, incorporated in the Marshall Islands and headquartered in Hong Kong, is an independent charter owner and manager of containerships. The company operates primarily using long-term, fixed-rate time charters with major container liner companies.

Shaw Communications Inc. (Class B), headquartered in Calgary, Canada, is a diversified communications company whose core business is providing broadband cable television, Internet and satellite services.

Ship Finance International Limited, headquartered in Hamilton, Bermuda, engages primarily in the ownership and operation of oil tankers. The company is also involved in the charter, purchase and sale of vessels.

Siliconware Precision Industries Co., Ltd. (ADR), headquartered in Taichung, Taiwan, provides semiconductor packaging and testing services.

Telefonica Brasil S.A. (ADR), headquartered in Sao Paulo, Brazil, provides fixed-line telecommunications services, cable and network services throughout Brazil to residential and commercial customers. The company also offers interconnection services to mobile service providers, Internet access service, telecommunications solutions and IT support to industries.

United Microelectronics Corporation (ADR), headquartered in Hsinchu City, Taiwan, designs, manufactures and markets integrated circuits (ICs) and related electronic products. The company's main products are consumer electronic ICs, memory ICs, personal computer peripheral ICs and communication ICs.

Vodafone Group Plc (ADR), headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                                   REITS


Apollo Commercial Real Estate Finance, Inc., headquartered in New York, New York, is a real estate investment trust. The company invests in, acquires, and manages commercial real estate mortgage loans, mortgage-backed securities, real estate corporate debt and loans, and other real estate-related debt investments in the United States.

Columbia Property Trust, Inc., headquartered in Atlanta, Georgia, is a real estate investment trust that owns and operates commercial real estate properties. The company primarily invests in high-quality, income-generating office properties.

Corrections Corporation of America, headquartered in Nashville, Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

Digital Realty Trust, Inc., headquartered in San Francisco, California, operates as a real estate investment trust which engages in the ownership, acquisition, reposition and management of technology-related real estate.

DuPont Fabros Technology, Inc., headquartered in Washington, DC, is a real estate investment trust and owner, developer, operator and manager of wholesale data centers. The company's data centers are primarily used by national and international technology companies to house, power and cool the computer servers that support many of their most critical business processes.

EPR Properties, headquartered in Kansas City, Missouri, is a self-managed real estate investment trust engaged in acquiring and developing entertainment properties, including megaplex theatres and entertainment-themed retail centers.

The GEO Group, Inc., headquartered in Boca Raton, Florida, is a real estate investment trust that provides private services in the management of correctional, detention, re-entry facilities and the provision of community-based services and youth services in the United States, Australia, Canada, South Africa and the United Kingdom. The company's facilities include maximum, medium, and minimum security prisons; immigration detention centers; and community-based re-entry facilities.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Lamar Advertising Company, headquartered in Baton Rouge, Louisiana, is a real estate investment trust which provides advertising space on billboards, including posters and bulletins and operates in the United States and Canada.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

Lexington Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust that acquires, owns and manages a geographically diverse portfolio of net leased office, industrial and retail properties.

Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.

LTC Properties, Inc., headquartered in Westlake Village, California, is a self-managed real estate investment trust that primarily invests in long-term care and other healthcare-related properties through mortgage loans, property lease transactions and other investments.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

OUTFRONT Media Inc., headquartered in, New York, New York, is a real estate investment trust that leases space on out-of-home advertising structures and sites in the United States, Canada, and Latin America. The company primarily consists of billboard displays.

Piedmont Office Realty Trust, Inc., headquartered in Johns Creek, Georgia, is a self-managed real estate investment trust engaged in the acquisition and ownership of commercial real estate properties in the United States.

RLJ Lodging Trust, headquartered in Bethesda, Maryland, operates as an independent equity real estate investment trust. The company invests primarily in premium-branded, focused-service, and compact full-service hotels located in urban and densely populated suburban areas.

Ryman Hospitality Properties, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

Two Harbors Investment Corp., headquartered in New York, New York, is a real estate investment trust that focuses on investing in, financing, and managing residential mortgage-backed securities and related investments.


                       Target Growth Strategy Stocks


Acuity Brands, Inc., headquartered in Atlanta, Georgia, engages in the design, production and distribution of indoor and outdoor lighting equipment for commercial, institutional and residential use. The company operates primarily in North America, Europe and Asia.

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

Arch Capital Group Ltd., headquartered in Hamilton, Bermuda, provides local insurance and financial services for reinsurance and insurance products on a global basis.

CDW Corporation, headquartered in Vernon Hills, Illinois, offers information technology products and services to business, government, health care and education customers. The company provides software, hardware, computer peripherals, network communication, cloud computing, mobile devices and security solutions.

Celgene Corporation, headquartered in Summit, New Jersey, is a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies designed to treat cancer and immunological diseases through regulation of cellular, genomic and proteomic targets.

Chipotle Mexican Grill, Inc., headquartered in Denver, Colorado, develops and operates fast-casual, fresh Mexican food restaurants in the United States and Canada.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Constellation Brands, Inc. (Class A), headquartered in Victor, New York, produces and markets branded beverage alcohol products, including beer, wines and distilled spirits. The company's product names include "Robert Mondavi," "Manischewitz," "Simi," "Arbor Mist," "Svedka Vodka" and "Corona."

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

Expedia, Inc., headquartered in Bellevue, Washington, is a provider of online travel services for leisure and small business travelers, offering one-stop travel shopping and reservation services with real-time access to schedules, pricing and availability.

F5 Networks, Inc., headquartered in Seattle, Washington, engages in marketing, selling and servicing products that optimize the delivery of network-based applications, availability of servers, data storage devices and other network resources worldwide.

FactSet Research Systems Inc., headquartered in Norwalk, Connecticut, is a provider of online integrated database services to the global financial community.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases. The company develops treatments for diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

IMS Health Holdings, Inc., headquartered in Danbury, Connecticut, is a global information and technology services company focused on the health care industry. The company offers comprehensive collections of health care information, spanning sales, prescription and promotional data, medical claims, electronic medical records and social media.

Incyte Corporation, headquartered in Wilmington, Delaware, is a biopharmaceutical company focused on the discovery, development, and commercialization of proprietary small molecule drugs for use in the treatment of cancer and inflammation.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Masco Corporation, headquartered in Taylor, Michigan, is engaged in the manufacture, installation and sale of home improvement and building products (faucets, cabinets, plumbing supplies and other products). The company's products are sold through hardware stores, mass merchandisers, homebuilders and other outlets for consumers and contractors.

MasterCard Incorporated, headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide. The company provides services for credit and debit cards, automated teller machines, electronic cash and travelers checks.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Arkansas, Illinois, Iowa, Kansas, Louisiana, Missouri, Nebraska, Oklahoma and Texas.

Rite Aid Corporation, headquartered in Camp Hill, Pennsylvania, operates a retail drugstore chain in various states and the District of Columbia. The company's stores sell prescription drugs, as well as other products such as nonprescription medications, health and beauty aids, and cosmetics.

SEI Investments Company, headquartered in Oaks, Pennsylvania, provides global investment solutions to institutions and individuals and business solutions to investment advisors and other financial intermediaries.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations worldwide. The company also produces and sells bottled coffee drinks and other products.

Taro Pharmaceutical Industries Ltd., headquartered in Haifa Bay, Israel, develops, manufactures and markets prescription and over-the-counter pharmaceuticals. The company's products are distributed primarily in the United States, Canada and Israel.

Total System Services, Inc., headquartered in Columbus, Georgia, is an electronic payment processor of consumer credit, debit, commercial, stored value and retail cards. The company serves institutions throughout the United States and internationally.

United Parcel Service, Inc. (Class B), headquartered in Atlanta, Georgia, delivers packages and documents both domestically and internationally. In addition, the company provides management of supply chains and logistic services for major corporations worldwide and also owns "Mail Boxes Etc., Inc."

Universal Health Services, Inc. (Class B), headquartered in King of Prussia, Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals; and operates/manages surgery and radiation oncology centers. The company operates throughout the United States and Puerto Rico.


                     Target Small-Cap Strategy Stocks


8x8, Inc., headquartered in San Jose, California, develops and markets telecommunications services for Internet protocol (IP), telephony and video applications. The company's services include hosted cloud telephony, virtual contact center, and virtual meeting to in-office and mobile devices through their unified SaaS platform.

AAC Holdings, Inc., headquartered in Brentwood, Tennessee, is a provider of inpatient substance abuse treatment services for individuals with drug and alcohol addiction. The company has residential treatment facilities located throughout the United States.

Aceto Corporation, headquartered in Port Washington, New York, together with its subsidiaries, sources, markets, sells and distributes pharmaceutical intermediates and active ingredients, finished dosage form generics, agricultural protection products and specialty chemicals. The company operates in three principal segments: Human Health, Pharmaceutical Ingredients and Performance Chemicals.

ANI Pharmaceuticals, Inc., headquartered in Baudette, Minnesota, together with its subsidiary, is an integrated specialty pharmaceutical company that develops, manufactures and markets branded and generic prescription pharmaceuticals. The company's products include narcotics, oncolytics, steroids, hormones and extended release products.

Applied Optoelectronics, Inc., headquartered in Surgar Land, Texas, is a provider of fiber-optic networking products for Internet data centers, cable television and fiber-to-the-home networks. The company designs and manufactures a range of optical communications products at varying levels of integration.

Array BioPharma Inc., headquartered in Boulder, Colorado, is a biopharmaceutical company focused on the discovery, development and commercialization of targeted small molecule drugs to treat cancer. The company also has a portfolio of proprietary and partnered preclinical drug discovery programs for the treatment of oncology and other indications.

Atlantic Tele-Network, Inc., headquartered in Beverly, Massachusetts, provides telecommunications services to rural and other underserved markets. The company, through subsidiaries, provides both wireline and wireless connections to residential and commercial customers, a range of mobile wireless solutions, and broadband Internet services.

Continental Building Products, Inc., headquartered in Herndon, Virginia, is a manufacturer of gypsum wallboard and complementary finishing products. The company's products are used in new residential and commercial construction and repair and remodel projects.

Cynosure, Inc., headquartered in Westford, Massachusetts, engages in the development, manufacture, and marketing of aesthetic treatment systems that are used by physicians and other practitioners to perform noninvasive procedures.

Drew Industries Incorporated, headquartered in Elkhart, Indiana, supplies an array of components for recreational vehicles and manufactured homes through its wholly owned subsidiaries. The company serves markets in the United States and abroad.

Emergent BioSolutions Inc., headquartered in Rockville, Maryland, is a biopharmaceutical company that, together with its subsidiaries, develops, manufactures, and commercializes immunobiotics in the United States, and internationally.

ePlus inc., headquartered in Herndon, Virginia, is engaged in selling, leasing, financing and managing information technology. The company offers hardware and software solutions for mid to large-sized commercial enterprises and governmental agencies.

ExlService Holdings, Inc., headquartered in New York, New York, together with its subsidiaries, provides business process solutions to help clients achieve a better business model. The company serves clients in the United States and internationally. The company's outsourcing solutions include claims processing, benefit administration, policy servicing, billing and collection, among others.

Exponent, Inc., headquartered in Menlo Park, California, is an engineering and scientific consulting firm. The company's services include analysis of product development, product recall, regulatory compliance, and discovery of potential problems related to products, people or impending litigation.

FCB Financial Holdings, Inc. (Class A), headquartered in Weston, Florida, is a bank holding company with one wholly-owned national bank subsidiary. The bank offers a comprehensive range of traditional banking products and services to individuals, businesses and other local organizations in south and central Florida.

Heritage Insurance Holdings, Inc., headquartered in Clearwater, Florida, operates as a property and casualty insurance holding company. Through its subsidiary, Heritage Property & Casualty Insurance Company, the company offers personal residential insurance for single-family homeowners, rental insurance and commercial residential insurance.

II-VI Incorporated, headquartered in Saxonburg, Pennsylvania, designs, makes and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible-light, x-ray and gamma-ray instrumentation. The company's infrared products are used mainly in industrial, military and medical laser applications.

Innospec Inc., headquartered in Englewood, Colorado, engages in the development, manufacture and distribution of fuel additives and specialty chemicals. The company's products are used primarily by oil and gas production companies, oil refineries, personal care companies, fragrance companies and other chemical and industrial companies worldwide.

Insperity, Inc., headquartered in Kingwood, Texas, provides benefits and payroll administration plans to small and medium-sized businesses. The company's system also includes medical and worker's compensation insurance programs, employer liability management, personnel records management and employee recruiting.

John Bean Technologies Corporation, headquartered in Chicago, Illinois, together with its subsidiaries, provides global technology solutions for the food processing and air transportation industries. The company has manufacturing operations worldwide to facilitate the delivery of products and services to their clients.

Knoll, Inc., headquartered in East Greenville, Pennsylvania, designs, manufactures, markets, and sells a variety of accessories and furnishings thoughout North America.

La-Z-Boy Incorporated, headquartered in Monroe, Michigan, manufactures a wide variety of furniture including residential, business and hospitality furniture.

LGI Homes, Inc., headquartered in The Woodlands, Texas, designs and constructs entry-level homes.

MiMedx Group, Inc., headquartered in Marietta, Georgia, together with its subsidiaries, designs, manufactures and markets patent-protected regenerative biomaterials and bioimplants. The company's products are processed from human amniotic membrane that is derived from donated placentas.

Nautilus, Inc., headquartered in Vancouver, Washington, is a marketer, developer and manufacturer of health and fitness products sold under such names as "Nautilus," "Bowflex," "Schwinn" and "StairMaster."

NewLink Genetics Corporation, headquartered in Ames, Iowa, is a biopharmaceutical company focused on the discovery, development and commercialization of immunotherapeutic products to improve treatment options for cancer patients. The company's products include biologic and small-molecule immunotherapy product candidates intended to treat a wide range of oncology indications.

Nutrisystem, Inc., headquartered in Fort Washington, Pennsylvania, operates an online weight management community. The company provides online counseling, fitness products, and individual diet and exercise plans. Meal replacement products are also available through retail outlets.

Patrick Industries, Inc., headquartered in Elkhart, Indiana, manufactures and distributes building products for the manufactured housing, recreational vehicle, furniture manufacturing, marine, automotive aftermarket and other industries. The company operates in the United States and Canada.

PGT, Inc., headquartered in North Venice, Florida, engages in the manufacture and supply of residential impact-resistant windows and doors. The company's products meet the safety building codes in hurricane-prone areas.

Phibro Animal Health Corporation (Class A), headquartered in Teaneck, New Jersey, operates as a diversified developer that manufactures and markets a variety of animal health and mineral nutrition products for food animals including poultry, swine, beef and dairy cattle and aquaculture. The company operates in the Animal Health, Mineral Nutrition and Performance Products segments.

Popeyes Louisiana Kitchen, Inc., headquartered in Atlanta, Georgia, develops, operates, and franchises quick-service restaurants under the trade names of "Popeyes Chicken & Biscuits" and "Popeyes Louisiana Kitchen."

Red Robin Gourmet Burgers, Inc., headquartered in Greenwood Village, Colorado, together with its subsidiaries, is a casual dining restaurant chain focused on serving a selection of gourmet burgers in a family-friendly ambiance.

SPS Commerce, Inc., headquartered in Minneapolis, Minnesota, is a provider of on-demand supply chain management solutions through an online hosted software suite. The company utilizes pre-built integrations to help eliminate on-premise software and support staff to shorten the supply cycle, optimize inventory levels and reduce costs.

Stewart Information Services Corporation, headquartered in Houston, Texas, together with its subsidiaries, is a global title insurance and real estate services company. The company also offers loan origination and servicing support, loan review services, loss mitigation, due diligence for capital markets, home and personal insurance services, and collateral valuations.

Supernus Pharmaceuticals, Inc., headquartered in Rockville, Maryland, develops and markets products for the treatment of central nervous system diseases in the United States.

Tile Shop Holdings, Inc., headquartered in Plymouth, Minnesota, is a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories. The company markets its products in the United States.

Universal Forest Products, Inc., headquartered in Grand Rapids, Michigan, through its subsidiaries, designs, manufactures, treats and distributes lumber products for the do-it-yourself, manufactured housing, industrial, wholesale and site-built construction markets. The company also produces wood-alternative products.

WD-40 Company, headquartered in San Diego, California, develops and markets multi-purpose maintenance, homecare and cleaning products. The company's products are sold worldwide.

World Wrestling Entertainment, Inc., headquartered in Stamford,
Connecticut, is a media and entertainment company with offices in the United States, Canada and the United Kingdom. The company has operations in live wrestling events, television programming, publishing, licensing, advertising, music and home video.

ZELTIQ Aesthetics, Inc., headquartered in Pleasanton, California, engages in developing and marketing non-invasive products for the selective reduction of body fat. The company sells its products internationally through direct sales, as well as through a network of distributors to dermatologists, plastic surgeons, and aesthetic specialists.


                  Value Line(R) Target 25 Strategy Stocks


Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

Allegiant Travel Company, headquartered in Las Vegas, Nevada, is a leisure travel company providing low frequency scheduled passenger services from small cities to leisure destinations in the United States. The company focuses on the leisure traveler and only sells directly to the traveler.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Cal-Maine Foods, Inc., headquartered in Jackson, Mississippi, is primarily engaged in the production, cleaning, grading and packaging of fresh shell eggs for sale to shell egg retailers.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair-and-maintenance-service industry under the names "Roto-Rooter" and "Service America Network Inc."

Cracker Barrel Old Country Store, Inc., headquartered in Lebanon,
Tennessee, is engaged in the operation of the "Cracker Barrel Old Country Store" chain of restaurants throughout the United States. The restaurants offer a variety of breakfast, lunch and dinner options, along with a general store for the purchase of retail items.

Fiserv, Inc., headquartered in Brookfield, Wisconsin, provides information management technology and related services to banks, broker/dealers, credit unions, financial planners and investment advisers, insurance companies, leasing companies, mortgage lenders and savings institutions.

Global Payments Inc., headquartered in Atlanta, Georgia, provides electronic payment processing and consumer money transfer services worldwide.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

j2 Global, Inc., headquartered in Los Angeles, California, provides cloud-based value-added storage messaging and communications services to individuals and businesses worldwide. The company also operates web properties that provide technology, gaming and lifestyle content.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

Lennox International Inc., headquartered in Richardson, Texas, designs, manufactures and markets a broad range of products for the heating, ventilation, air conditioning and refrigeration markets.

MEDNAX, Inc., headquartered in Sunrise, Florida, is a provider of physician management services for hospital-based maternal-fetal, neonatal, pediatric intensive care and pediatric cardiology specialties.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs principally for residential applications.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse" and "Hurley."

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Arkansas, Illinois, Iowa, Kansas, Louisiana, Missouri, Nebraska, Oklahoma and Texas.

Papa John's International, Inc., headquartered in Louisville, Kentucky, engages in the operation and franchise of pizza delivery and carryout restaurants under the trademark "Papa John's" in the United States and internationally.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is the parent company for R.J. Reynolds Tobacco Company, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage." The company also offers, through its subsidiaries, smokeless tobacco and e-cigarette products.

Rollins, Inc., headquartered in Atlanta, Georgia, provides pest and termite control services to residential and commercial customers through the wholly-owned Orkin Exterminating Company, Inc.

Service Corporation International, headquartered in Houston, Texas, operates funeral service locations, cemeteries, and crematoria in the United States and Canada. The company also provides prearranged funeral services in most of its service markets.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a wireless semiconductor company focused on radio frequency and complete semiconductor system solutions for mobile communications applications.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations worldwide. The company also produces and sells bottled coffee drinks and other products.

Ulta Salon, Cosmetics & Fragrance, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer that provides prestige, mass, and salon products; and salon services in the United States.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A.  Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits


                                      S-1


                                   SIGNATURES

      The Registrant, FT 5760, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039 and FT 5415 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 5760, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on October 9, 2015.

                                    FT 5760

                                    By  FIRST TRUST PORTFOLIOS L.P.
                                        Depositor




                                    By  Elizabeth H. Bull
                                        Senior Vice President


                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


Name               Title*                                    Date

James A. Bowen     Director of The Charger Corporation,    ) October 9, 2015
                   the General Partner of First Trust      )
                   Portfolios L.P.                         )
                                                           ) Elizabeth H. Bull
                                                           ) Attorney-in-Fact**


* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                      S-3


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 2 to Registration Statement No. 333-206317 on Form S-6 of our report dated October 9, 2015, relating to the financial statements of FT 5760, comprising Dow(R) Target 5 4Q '15 - Term 1/9/17 (The Dow(R) Target 5 Portfolio, 4th Quarter 2015 Series); Dow(R) Target Dvd. 4Q '15 - Term 1/9/17 (The Dow(R) Target Dividend Portfolio, 4th Quarter 2015 Series); Global Target 15 4Q '15 - Term 1/9/17 (Global Target 15 Portfolio, 4th Quarter 2015 Series); S&P Target 24 4Q '15 - Term 1/9/17 (S&P Target 24 Portfolio, 4th Quarter 2015 Series); S&P Target SMid 60 4Q '15 - Term 1/9/17 (S&P Target SMid 60 Portfolio, 4th Quarter 2015 Series); Target Divsd. Dvd. 4Q '15 - Term 1/9/17 (Target Diversified Dividend Portfolio, 4th Quarter 2015 Series); Target Dvd. Multi-Strat. 4Q '15 - Term 1/9/17 (Target Dividend Multi-Strategy Portfolio, 4th Quarter 2015 Series); Target Dbl. Play 4Q '15 - Term 1/9/17 (Target Double Play Portfolio, 4th Quarter 2015 Series); Target Focus 4 4Q '15 - Term 1/9/17 (Target Focus Four Portfolio, 4th Quarter 2015 Series); Target Global Dvd. Leaders 4Q '15 - Term 1/9/17 (Target Global Dividend Leaders, 4th Quarter 2015 Series); Target Growth 4Q '15 - Term 1/9/17 (Target Growth Portfolio, 4th Quarter 2015 Series); Target Triad 4Q '15 - Term 1/9/17 (Target Triad Portfolio, 4th Quarter 2015 Series); Target VIP 4Q '15 - Term 1/9/17 (Target VIP Portfolio, 4th Quarter 2015 Series); and Value Line(R) Target 25 4Q '15 - Term 1/9/17 (Value Line(R) Target 25 Portfolio, 4th Quarter 2015 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 9, 2015


                                      S-4


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 5760 and certain subsequent Series, effective October 9, 2015 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT
         2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                      S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1      Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


                                      S-7